      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1996


                                                      REGISTRATION NO. 333-02675
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                     U.S. RESTAURANT PROPERTIES MASTER L.P.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                               6512                        41-1541631
  (State or other jurisdiction of       (Primary Standard Industrial         (I.R.S. Employer
  incorporation or organization)         Classification Code Number)      Identification Number)

                       5310 HARVEST HILL ROAD, SUITE 270
                              DALLAS, TEXAS 75230
                                 (214) 387-1487
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               ROBERT J. STETSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        U.S. RESTAURANT PROPERTIES, INC.
                            MANAGING GENERAL PARTNER
                       5310 HARVEST HILL ROAD, SUITE 270
                              DALLAS, TEXAS 75230
                                 (214) 387-1487
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

           Richard S. Wilensky, Esq.                         Janice V. Sharry, Esq.
          Middleberg, Riddle & Gianna                       Haynes and Boone, L.L.P.
               2323 Bryan Street                                 901 Main Street
                  Suite 1600                                       Suite 3100
              Dallas, Texas 75201                              Dallas, Texas 75202
             Phone (214) 220-6300                             Phone (214) 651-5000
              Fax (214) 220-0179                               Fax (214) 651-5940

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     U.S. RESTAURANT PROPERTIES MASTER L.P.

                             CROSS REFERENCE SHEET
            SHOWING LOCATIONS IN PROSPECTUS OF REQUIRED INFORMATION

FORM S-3 ITEM AND CAPTION                                                        LOCATION IN PROSPECTUS
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of Registration Statement and Outside Front
            Cover Page of Prospectus............................  Outside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front and Outside Back Cover Pages
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page; Underwriting
       6.  Dilution.............................................  *
       7.  Selling Security Holders.............................  *
       8.  Plan of Distribution.................................  Outside Front Cover Page; Underwriting
       9.  Description of Securities to be Registered...........  Description of Units
      10.  Interest of Named Experts and Counsel................  *
      11.  Material Changes.....................................  Business and Properties; Incorporation by Reference
      12.  Incorporation of Certain Information by Reference....  Incorporation by Reference
      13.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  *

- ------------------------
* Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 23, 1996


PROSPECTUS
                     U.S. RESTAURANT PROPERTIES MASTER L.P.
                    ----------------------------------------

                     1,800,000 UNITS OF BENEFICIAL INTEREST
                               ------------------


    U.S. Restaurant Properties Master L.P., a Delaware limited partnership (the "Partnership"), acquires, owns and manages income-producing properties that it leases on a triple net basis to operators of fast food and casual dining restaurants, primarily Burger King-Registered Trademark- and other national and regional brands, including Dairy Queen-Registered Trademark-, Hardee's-Registered Trademark- and Chili's-Registered Trademark-. The Partnership is one of the largest publicly-owned entities in the United States dedicated to acquiring, owning and managing restaurant properties. At May 20, 1996, the Partnership's portfolio consisted of 231 restaurant properties located in 40 states (the "Current Properties"), approximately 99% of which were leased. As of the date hereof, the Partnership has an additional 39 restaurant properties under binding agreements for acquisition (the "Acquisition Properties").



    This Prospectus relates to the sale of 1,800,000 Units of Beneficial Interest (the "Units") of the Partnership by the Partnership. The Units are listed on the New York Stock Exchange (the "NYSE") under the symbol "USV." On May 22, 1996, the last reported sale price of the Units on the NYSE was $24 5/8 per Unit. Since the Partnership's initial public offering in 1986, the Partnership has made regular quarterly distributions to Unitholders. See "Price Range of Units and Distribution Policy."



    SEE "RISK FACTORS" WHICH BEGINS ON PAGE 9 OF THIS PROSPECTUS FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES  AND  EXCHANGE  COMMISSION PASSED  UPON  THE  ACCURACY OR
       ADEQUACY  OF   THIS  PROSPECTUS.   ANY  REPRESENTATION   TO   THE
                                CONTRARY IS A CRIMINAL OFFENSE.

                                                             UNDERWRITING      PROCEEDS TO
                                           PRICE TO PUBLIC   DISCOUNT (1)    PARTNERSHIP (2)
Per Unit.................................         $                $                $
Total (3)................................         $                $                $

(1) The Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2)  Before  deducting  estimated  expenses of  $             ,  payable  by the
     Partnership.


(3) The Partnership has granted the Underwriters a 30-day option to purchase up to an additional 270,000 Units at the Price to Public less Underwriting Discount solely to cover over-allotments, if any. If all such 270,000 Units are purchased, the total Price to Public, Underwriting Discount and
     Proceeds to Partnership will  be $          ,  $          and $           ,
     respectively. See "Underwriting."


                         ------------------------------

    The Units are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Units offered hereby will be made on or about         , 1996.

MORGAN KEEGAN & COMPANY, INC.

                            EVEREN SECURITIES, INC.


                                                      SOUTHWEST SECURITIES, INC.


                 The date of this Prospectus is         , 1996

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE UNITS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ALL RESPECTS BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED ALL
INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. THE PARTNERSHIP AND THE OPERATING PARTNERSHIP (AS DEFINED BELOW) ARE GENERALLY REFERRED TO COLLECTIVELY HEREIN AS THE "PARTNERSHIP" OR THE "PARTNERSHIPS," AND ALL REFERENCES HEREIN TO THE PARTNERSHIP WHEN USED WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND OPERATION OF THE PROPERTIES REFER TO THE COMBINED OPERATIONS OF THE PARTNERSHIP AND OPERATING PARTNERSHIP.


                                THE PARTNERSHIP

GENERAL


    The Partnership acquires, owns and manages income-producing properties that it leases on a triple net basis to operators of fast food and casual dining restaurants, primarily Burger King and other national and regional brands, including Dairy Queen, Hardee's and Chili's. The Partnership acquires properties either from third party lessors or from operators on a sale/leaseback basis. Under a triple net lease, the tenant is obligated to pay all costs and expenses, including all real property taxes and assessments, repairs and maintenance and insurance. Triple net leases do not require substantial reinvestments by the property owner and, as a result, more cash from operations may be used for distributions to Unitholders or for acquisitions.



    The Partnership is one of the largest publicly-owned entities in the United States dedicated to acquiring, owning and managing restaurant properties. At May 20, 1996, the Partnership's portfolio consisted of 231 restaurant properties in 40 states (the "Current Properties"), approximately 99% of which were leased. From the Partnership's initial public offering in 1986 until March 31, 1995, the Partnership's portfolio was limited to approximately 125 restaurant properties, all of which were leased on a triple net basis to operators of Burger King restaurants. In May 1994, an investor group led by Robert J. Stetson and Fred H. Margolin acquired the Managing General Partner. In March 1995, certain amendments to the Partnership Agreement were proposed by the new management and adopted by the Unitholders which authorized the Partnership to acquire additional properties, including restaurant properties not affiliated with Burger King Corporation. Since adoption of the amendments, the Partnership has acquired 109 properties for an aggregate purchase price of approximately $57 million, including 93 properties acquired since January 1, 1996 and has entered into binding agreements to acquire 39 additional restaurant properties (the "Acquisition Properties") for an aggregate purchase price of approximately $27 million. Upon acquisition of the Acquisition Properties, the Partnership's portfolio will consist of an aggregate of 270 properties in 40 states, consisting of 170 Burger King restaurants, 40 Dairy Queen restaurants, 27 Hardee's restaurants, 11 Pizza Hut-Registered Trademark- restaurants, five Schlotzsky's-Registered Trademark- restaurants, two Chili's restaurants and 15 other properties, most of which are regional brands.



    The Partnership's management team consists of senior executives with extensive experience in the acquisition, operation and financing of fast food and casual dining restaurants. Mr. Stetson, the President -- Chief Executive Officer of the Managing General Partner is the former President of the Retail Division and Chief Financial Officer of Burger King Corporation ("BKC"), as well as the former Chief Financial Officer of Pizza Hut, Inc. As a result, management has an extensive network of contacts within the franchised fast food and casual dining restaurant industry. Based on management's assessment of market conditions and its knowledge and experience, the Partnership believes that substantial opportunities exist for it to acquire additional restaurant properties on advantageous terms.


    The Partnership is a Delaware limited partnership. U.S. Restaurant Properties, Inc. (formerly named QSV Properties Inc.), is the Managing General Partner of the Partnership. The principal executive offices of the Partnership and the Managing General Partner are located at 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230. The telephone number is (214) 387-1487, FAX (214) 490-9119.

STRATEGY

    Since the adoption of the amendments to the Partnership Agreement in March 1995, the Partnership's principal business objective has been to expand and diversify the Partnership's portfolio through frequent acquisitions of small to medium-sized portfolios of fast food and casual dining restaurant properties. The Partnership intends to achieve growth and diversification while maintaining low portfolio investment risk through adherence to proven acquisition criteria with a conservative capital structure. The Partnership intends to continue to expand its portfolio by acquiring triple net leased properties and structuring sale/leaseback transactions consistent with the following strategies:


    -FOCUS  ON RESTAURANT PROPERTIES.  The Partnership takes advantage of senior management's extensive experience in fast food and casual dining restaurant operations to identify new investment opportunities and acquire restaurant properties satisfying the Partnership's investment criteria. Management believes, based on its industry knowledge and experience, that relative to other real estate sectors, restaurant properties provide numerous acquisition opportunities at attractive valuations.



    -INVEST IN MAJOR RESTAURANT BRANDS.  The Partnership intends to continue  to acquire  properties  operated  as major  national  and  regional restaurant brands, such as Burger King, Dairy Queen, Hardee's and Chili's by competent, financially-stable operators. Certain of the Partnership's Current Properties are also operated as Pizza Hut, Schlotzsky's, KFC-Registered Trademark- and Taco Bell-Registered Trademark- restaurants. Management believes, based on its industry knowledge and experience, that successful restaurants operated under these types of brands offer stable, consistent income to the Partnership with minimal risk of default or non-renewal of the lease and franchise agreement. As a result of its concentration on major national and regional brands, in the last three fiscal years, of all rental revenues due, more than 99.5% has been collected.



    -ACQUIRE EXISTING  RESTAURANTS.   The  Partnership's  strategy is  to  focus
     primarily on the acquisition of existing fast food and casual dining chain restaurant properties that have a history of profitable operations with a remaining term on the current lease of at least five years. The average remaining lease term for the Current Properties is nine years. Management believes, based on its industry knowledge and experience, that acquiring existing restaurant properties provides a higher risk-adjusted rate of return to the Partnership than acquiring newly-constructed restaurants.



    -CONSOLIDATE SMALLER PORTFOLIOS.  Management believes, based on its industry knowledge and experience, that pursuing multiple transactions involving smaller portfolios of restaurant properties (generally having an acquisition price of less than $3 million) results in a more attractive valuation because the size of such transactions generally does not attract large institutional property owners. Smaller buyers typically are not well capitalized and may be unable to compete for such transactions. Larger transactions involving multiple properties generally attract several institutional bidders, often resulting in a higher purchase price and lower investment returns to the purchaser. In certain circumstances, however, the Partnership has identified, evaluated and pursued portfolios valued at up to $50 million that present attractive risk/return ratios and recently closed a transaction of approximately $18 million, including closing costs.



    -MAINTAIN CONSERVATIVE CAPITAL STRUCTURE.   The Partnership has a policy  of
     maintaining  a ratio of total indebtedness of 50% or less to the greater of
     (i) the market value of all issued and outstanding Units plus total outstanding indebtedness ("Total Market Capitalization") or (ii) the original cost of all of the Partnership's properties as of the date of such calculation. The Partnership's ratio of total indebtedness to Total Market Capitalization was approximately 29% at May 20, 1996. See "Capitalization" and "Pro Forma Consolidated Financial Statements." The Partnership, however, may from time to time reevaluate its borrowing policies in light of then-current economic conditions, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors.

                                    INDUSTRY


    Industry sources estimate that total food service industry sales during 1995 were approximately $277 billion and that there are more than 100,000 free standing fast food and casual dining chain restaurant locations with a total current property value of more than $100 billion, with the number of locations and value growing. Management believes, based on its industry knowledge and experience, that in addition to the Partnership, there is only one other publicly-owned entity that dedicates substantially all of its assets and efforts to acquiring, owning and managing chain restaurant properties. Collectively, these two publicly-owned entities own less than 5% of the total number of such restaurant properties, with a majority of such other restaurants owned by restaurant operators and real estate investors. Management believes that this fragmented market provides the Partnership with substantial acquisition opportunities.



    Approximately 74% of the Partnership's Current Properties (63% assuming consummation of the Acquisition Properties) consists of properties leased to operators of Burger King restaurants. Based on publicly-available information, Burger King is the second largest fast food restaurant system in the United States in terms of system wide sales. According to publicly-available information, there are approximately 6,500 Burger King restaurant units in the United States. With respect to the Burger King restaurants in the Partnership's portfolio, for the year-ended December 31, 1995, same-store sales (consisting of the stores included in the portfolio at January 1, 1994 and at December 31,
1995) increased 7% over the prior year.


                              RECENT DEVELOPMENTS


    RECENT ACQUISITIONS: Since January 1, 1996, the Partnership has acquired 93 restaurant properties for an aggregate purchase price of approximately $46 million. The acquired properties are leased on a triple net basis to operators of Burger King, Dairy Queen, Taco Bell, KFC and other brand name restaurants.



    PENDING ACQUISITIONS: At May 20, 1996, the Partnership had entered into binding agreements to purchase interests in 39 Acquisition Properties for an aggregate purchase price of approximately $27 million, including the purchase of 25 Hardee's, nine Pizza Huts and five Schlotzsky's. The Partnership intends to finance the Acquisition Properties principally by utilizing the Partnership's mortgage warehouse facility and the net proceeds of this Offering. See "Use of Proceeds" and "Capitalization."



    CREDIT FACILITIES: The Partnership's revolving credit agreement with a syndicate of banks was recently increased to $40 million. At May 20, 1996, only approximately $1.0 million remained available for borrowings under the credit agreement. A portion of the net proceeds of this Offering will be used to reduce outstanding borrowings under this credit agreement by up to $15 million. The Partnership also has a $20 million mortgage warehouse facility secured by certain Current Properties which, at May 20, 1996, had approximately $9.3 million available. See "History and Structure of the Partnership" and "Capitalization."



    REIT CONVERSION: The Partnership and its advisers are analyzing all aspects of a conversion to a Real Estate Investment Trust (REIT) including feasibility and tax effects. Assuming that the Partnership and its advisers determine that a conversion to a REIT is in the best interests of the Partnership and its limited partners, the Partnership would attempt to complete such a conversion by December 31, 1997, subject to the approval of the limited partners. Even if the Partnership does not convert to a REIT, the Partnership intends to become self-managed and self-advised by December 31, 1997, subject to the approval of the limited partners. See "Business and Properties -- REIT Conversion."

                              DISTRIBUTION POLICY


    The Partnership currently pays a quarterly distribution of $0.47 per Unit, which on an annualized basis is equal to an annual distribution of $1.88 per Unit. The Managing General Partner has declared a distribution of $0.47 per Unit payable June 13, 1996 to Unitholders of record on June 6, 1996. Purchasers of Units offered hereby will not be entitled to receive such quarterly distribution.


                                  RISK FACTORS


    An investment in the Units involves various risks. Investors should carefully consider the matters discussed under "Risk Factors" beginning on page 9.


                                  THE OFFERING


Units outstanding before the Offering:.......  4,987,003 Units
Units to be outstanding after the              6,787,003 Units (1)
 Offering:...................................
Use of Proceeds:.............................  For the acquisition of the Acquisition
                                               Properties; to reduce debt; and for other
                                               general corporate purposes. See "Use of
                                               Proceeds."
NYSE Symbol..................................  USV


- ------------------------
(1) Does not include options to purchase 400,000 Units held by the Managing General Partner which are currently exercisable. See "Underwriting."

                        SUMMARY HISTORICAL AND PRO FORMA
                      FINANCIAL INFORMATION AND OTHER DATA
                (Dollars in Thousands, except per Unit amounts)



                                                                                       THREE MONTHS ENDED MARCH 31,
                                              YEARS ENDED DECEMBER 31, (1)           ---------------------------------
                                     ----------------------------------------------
                                                                      PRO FORMA(3)        HISTORICAL        PRO FORMA
                                               HISTORICAL              (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
                                     -------------------------------  -------------  --------------------  -----------
                                       1993       1994       1995         1995         1995       1996        1996
                                     ---------  ---------  ---------  -------------  ---------  ---------  -----------
STATEMENT OF INCOME:
  Total revenues...................  $   8,332  $   8,793  $   9,780    $  21,207    $   2,123  $   2,955   $   5,089
  Expenses.........................  $   3,804  $   3,860  $   4,557    $  11,845    $   1,033  $   1,633   $   2,826
  Net income allocable to
   Unitholders.....................  $   4,437  $   4,834  $   5,119    $   9,177    $   1,069  $   1,296   $   2,218
  Net income per Unit..............  $    0.96  $    1.04  $    1.10    $    1.35    $    0.23  $    0.26   $    0.33
  Weighted average Units
   outstanding.....................      4,635      4,635      4,638        6,808        4,635      4,903       6,787
CASH FLOW DATA:
  Cash flows from operating
   activities......................  $   7,475  $   6,990  $   9,287    $  16,533    $   2,542  $   2,368   $   3,896
  Cash flows from (used in)
   investing activities............  $   1,130  $  --      $ (12,038)   $ (77,483)   $  (1,295) $ (10,325)  $ (65,525)
  Cash flows from (used in)
   financing activities............  $  (8,302) $  (7,569) $   2,077    $  64,127    $  (1,553) $   7,968   $  62,314
OTHER DATA:
  Number of properties.............        123        123        139          270          124        163         270
  Funds generated from operations
   (2).............................  $   7,281  $   7,786  $   8,418    $  15,684    $   1,824  $   2,298   $   3,826
  Regular cash distributions
   declared per Unit applicable to
   respective year.................  $    1.48* $    1.61  $    1.71    $  --        $    0.42  $    0.47   $  --


- ------------------------
* Does not include special capital transaction distributions of $.24 per Unit.


                                                                                                  MARCH 31,
                                                               DECEMBER 31, (1)          ---------------------------
                                                        -------------------------------                PRO FORMA AS
                                                                                         HISTORICAL    ADJUSTED (3)
                                                                  HISTORICAL             (UNAUDITED)   (UNAUDITED)
                                                        -------------------------------  -----------  --------------
                                                          1993       1994       1995        1996           1996
                                                        ---------  ---------  ---------  -----------  --------------
BALANCE SHEET DATA:
Net investment in direct financing leases.............  $  22,910  $  21,237  $  19,371   $  18,875    $     18,875
Land..................................................     23,414     23,414     27,493      31,203          49,328
Buildings and leasehold improvements, net.............      1,734      1,548      6,257      18,845          52,059
Equipment.............................................     --         --            224         257           3,429
Intangibles, net......................................     15,503     14,317     14,804      14,524          16,249
Total assets..........................................     65,322     62,889     71,483      87,351         142,633
Line of credit........................................     --         --         10,931      21,226          35,922
Capitalized lease obligations.........................        966        775        563         508             508
General partners' capital.............................      1,357      1,309      1,241       1,222           1,222
Limited partners' capital.............................     62,757     60,361     58,072      63,770         103,911


- ------------------------

(1) The information for  the years ended  December 31, 1993,  1994 and 1995  was
    derived   from  the  Partnership's  audited  financial  statements  included elsewhere in this Prospectus.



(2) Funds generated from operations is calculated as the sum of taxable income plus charges for depreciation and amortization. Funds generated from operations does not represent cash flows from operating activities in accordance with generally accepted accounting principles. Funds generated from operations should not be considered as an alternative to net income (determined in accordance with generally accepted accounting principles) as an indication of the Partnership's performance or as an alternative to cash flow (determined in accordance with generally accepted accounting principles) as a measure of liquidity. The Partnership considers funds generated from operations to be the most appropriate measure of its cash flow since it is the most consistent indicator of cash generated by operations and eliminates the fluctuations of changes in working capital items. See "Selected Historical and Pro Forma Financial and Other Data" for a reconciliation of cash flows from operating activities to funds generated from operations.



(3) The unaudited pro forma consolidated statement of income information for the year ended December 31, 1995 is presented as if the following had occurred as of January 1, 1995: (a) the purchase of 16 properties acquired on various dates from March 1995 through December 1995; (b) the purchase of 93 properties and the sale of one property completed since January 1, 1996; (c) the acquisition of 39 properties under binding contracts with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (d) additional borrowings to purchase the Acquisition Properties; and (e) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom.



    The unaudited pro forma consolidated statement of income information for the quarter ended March 31, 1996 is presented as if the following had occurred as of January 1, 1996: (a) adjustments to operations for 24 properties acquired during the quarter ended March 31, 1996 and the purchase of 69 properties and sale of one property since April 1, 1996; (b) the acquisition of 39 properties under binding contracts with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the Acquisition Properties; and (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom.



    The unaudited pro forma balance sheet data at March 31, 1996, represents the Partnership's March 31, 1996 balance sheet adjusted on a pro forma basis to reflect as of March 31, 1996: (a) the purchase of 69 properties and the sale of one property since April 1, 1996; (b) the acquisition of 39 properties under binding contracts with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the Acquisition Properties; and (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom.



    The unaudited pro forma income statement and balance sheet information is not necessarily indicative of what the actual financial position of the Partnership would have been at March 31, 1996 or what the actual results of operations of the Partnership for the quarter ended March 31, 1996 or the year ended December 31, 1995 would have been had all of these transactions occurred and does not purport to represent the future financial position or results of operations of the Partnership.

                                  RISK FACTORS


    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED BY PERSONS CONTEMPLATING AN INVESTMENT IN THE UNITS OFFERED HEREBY.

ACQUISITION AND EXPANSION RISKS


    FAILURE TO ACQUIRE ACQUISITION PROPERTIES. As of the date of this Prospectus, the Partnership had 39 properties under binding agreements of acquisition. In connection with the execution of such agreements, the Partnership made deposits of approximately $1.0 million which may be non-refundable in whole or in part if the Partnership elects not to close some or all of such acquisitions. In addition, if some or all of such acquisitions are not closed, the Partnership may have proceeds from the Offering without a designated use and there can be no assurance that the Partnership will be able to locate additional restaurant properties that meet the Partnership's acquisition criteria.



    RISK OF REFINANCING EXISTING INDEBTEDNESS. Currently, the Partnership's borrowings do not have long-term maturities and as a result, the Partnership could be required to refinance such borrowings prior to the maturities of the lease terms of its properties. Refinancing will depend upon the creditworthiness of the Partnership and the availability of financing under market conditions at the time such refinancing is required. Such refinancing of the Partnership's borrowings could result in higher interest costs and adversely affect results from operations. The granting of liens on its restaurant properties may preclude the Partnership from subsequently borrowing against such restaurant properties and distributing such loan proceeds to the Unitholders. Payment of the interest on, or amortization of, any such indebtedness could also decrease the cash distributable to the Unitholders if the financing and other costs of the expanded business strategy exceed any incremental revenue generated.



    RISK OF LEVERAGE. In order to fund the Partnership's expanded business strategy, the Partnership may borrow funds and grant liens on its restaurant properties to secure such indebtedness. If the Partnership were unable to repay or otherwise default in respect of any indebtedness, the Partnership's properties could become subject to foreclosure, with possible adverse income tax consequences to the Unitholders, such as allocations of capital gain or discharge of indebtedness income without any cash distributions from which to pay the related income tax liability. The Partnership Agreement does not restrict the amount of such indebtedness, and the extent of the Partnership's indebtedness from time to time may affect its interest costs, results of operations, and its ability to respond to future business adversities and changing economic conditions. The Partnership has implemented a non-binding policy to maintain a ratio of total indebtedness of 50% or less to the greater of Total Market Capitalization or the original cost of all of the Partnership's properties as of the date of such calculation. Because it is anticipated that the Partnership will not fix all of its interest costs for the long term, future changes in interest rates may positively or negatively affect the Partnership.



    RISK OF MANAGING EXPANDED PORTFOLIO. At March 31, 1995, the Partnership owned and managed less than 125 restaurant properties. The Partnership's Current Properties consist of 231 restaurant properties. As a result of the rapid growth of the Partnership's portfolio and the anticipated additional growth, there can be no assurance that management will be able to adapt its management, administrative, accounting and operational systems to respond to the growth represented by the Acquisition Properties or any future growth. In addition, there can be no assurance that the Partnership will be able to maintain its current rate of growth or negotiate and acquire any acceptable restaurant properties in the future. A larger portfolio of restaurant properties could entail additional operating expenses that would be payable by the Partnership. Such acquisitions may also require loans to prospective tenants. Making loans to existing or prospective tenants involves credit risks and could subject the Partnership to regulation under various federal and state laws. Any operation of restaurants, even on an interim basis, would also subject the Partnership to operating risks (such as uncertainties associated with labor and food costs), which may be significant. See "Business and Properties."


CONFLICTS OF INTEREST


    The Partnership Agreement provides that the Partnership pays one-time and continuing fees to the Managing General Partner with respect to additional properties purchased regardless of whether the Partnership receives the contemplated revenue from such additional properties or whether the Partnership makes any cash distributions to the Unitholders after such properties are purchased. This creates an incentive for the Managing General Partner to cause the Partnership to purchase more properties, pay higher prices, and sell existing properties or use more leverage to make such purchases. The sale of any of the restaurant properties acquired from BKC in 1986 (122 at May 20, 1996) would not reduce the management fee for existing properties, while new fees would benefit the Managing General Partner incrementally with each purchase. The Managing General Partner, however, does not presently intend to cause the Partnership to sell a significant number of its Current Properties. In addition, the Partnership Agreement provide the Managing General Partner with a fee providing a percentage participation above a threshold in the cash flow from newly-purchased properties. Moreover, the Managing General Partner is not restricted from acquiring for its own account properties of the type to be purchased by the Partnership. See "Business and Properties -- Payments to the Managing General Partner."



    In addition, the Partnership Agreement does not restrict the ability of the Managing General Partner or its principals from owning and/or operating restaurants on Partnership properties or elsewhere. At May 20, 1996, the Managing General Partner owned 90% of Arkansas Restaurants #10 L.P., the operator of three Burger King franchises on properties leased from the Partnership. The Managing General Partner or its principals may acquire future operating restaurants on Partnership properties, including in connection with the Acquisition Properties. Financing may also be provided on an arm's length basis by the Partnership to consummate the acquisition of operating restaurants by the Managing General Partner, its principals or others.


INVESTMENT CONCENTRATION IN SINGLE INDUSTRY


    The Partnership's current strategy is to acquire interests in restaurant properties, specifically fast food and casual dining restaurant properties. As a result, a downturn in the fast food or casual dining segment could have a material adverse effect on the Partnership's total rental revenues and amounts available for distribution to its Unitholders. See "Business and Properties -- The Properties."



DEPENDENCE ON SUCCESS OF BURGER KING



    Of the Partnership's Current Properties, 170 are occupied by operators of Burger King restaurants. In addition, the Partnership intends to acquire additional Burger King properties. As a result, the Partnership is subject to the risks inherent in investments concentrated in a single franchise brand, such as a reduction in business following adverse publicity related to the brand or if the Burger King restaurant chain (and its franchisees) were to suffer a system-wide decrease in sales, the ability of franchisees to pay rents (including percentage rents) to the Partnership may be adversely affected. See "Business and Properties -- Strategy" and "Business and Properties -- The Properties."



POSSIBLE RENT DEFAULTS AND FAILURE TO RENEW LEASES AND FRANCHISE AGREEMENTS



    The Partnership's Current Properties are leased to restaurant franchise operators pursuant to leases with remaining terms varying from one to 28 years at May 20, 1996 and an average remaining term of nine years. No assurance can be given that such leases will be renewed at the end of the lease terms or that the Partnership will be able to renegotiate terms which are acceptable to the Partnership. The Partnership has attempted to extend the terms of certain of its existing leases pursuant to an "Early Renewal Program," but in connection therewith has had to commit to paying for certain improvements on such properties. See "Business and Properties -- The Properties."

REAL ESTATE INVESTMENT RISKS


    GENERAL RISKS. The Partnership's investments in real estate are subject to varying degrees of risk inherent in the ownership of real property. The underlying value of the Partnership's real estate and the income therefrom and, consequently, the ability of the Partnership to make distributions to
Unitholders are dependent upon the operators of the restaurant properties generating income in excess of operating expenses in order to make rent payments. Income from the properties may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, changes in interest rates and the availability, cost and terms of mortgage funds, the impact of compliance with present or future environmental laws, the ongoing need for capital improvements, particularly for older restaurants, increases in operating expenses, adverse changes in governmental rules and fiscal policies, civil unrest, acts of God (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors beyond the Partnership's control.



    ILLIQUIDITY OF REAL ESTATE MAY LIMIT ITS VALUE. Real estate investments are relatively illiquid. The ability of the Partnership to vary its portfolio in response to changes in economic and other conditions is limited. No assurance can be given that the market value of any of the Partnership's properties will not decrease in the future. If the Partnership must sell an investment, there can be no assurance that the Partnership will be able to dispose of it in a desirable time period or that the sales price will recoup or exceed the amount of the Partnership investment.



    POSSIBLE LIABILITY THAT COULD RESULT FROM ENVIRONMENTAL MATTERS. The Partnership's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of compliance with future legislation. Under current federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the ability of the owner of the property to use such property as collateral for a loan or to sell such property. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Partnership's results of operations and financial condition.



    In connection with the Partnership's acquisition of a property, a Phase I environmental assessment is obtained. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters including an on-site inspection to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment reveal potential issues, a Phase II assessment which may include soil testing, ground water monitoring or borings to locate underground storage tanks, is ordered for further evaluation and, depending upon the results of such assessment, the transaction is consummated or the acquisition is terminated.



    AMERICANS WITH DISABILITIES ACT. The Americans with Disabilities Act (the "ADA") generally requires that all public accommodations, including restaurants, comply with certain federal requirements relating to physical access and use by persons with physical disabilities. A determination that the Partnership or one of the Partnership's properties is not in compliance with the ADA could result in the imposition of fines, injunctive relief, damages or attorney's fees. The Partnership's leases contemplate that compliance with the ADA is the responsibility of the operator. While the Partnership believes that compliance with the ADA can be accomplished without undue costs, the costs of compliance may be substantial and may adversely impact the ability of such lessees to pay rentals to the Partnership. In addition, a determination that the Partnership is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants.



    UNINSURED  AND  UNDERINSURED  LOSSES  COULD  RESULT  IN  LOSS  OF  VALUE  OF
FACILITIES. The Partnership requires its lessees to maintain comprehensive insurance on each of the properties, including liability, fire and extended coverage and the Partnership is an additional named insured under such policies. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner on real property assets. The Partnership intends to require lessees of subsequently acquired property, including the Acquisition Properties, to obtain similar insurance coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the Partnership's properties (including the Current Properties and the Acquisition Properties) are at risk depending on whether such events occur with any frequency in such areas. In addition, because of coverage limits and deductibles, insurance coverage in the event of a substantial loss may not be sufficient to pay the full current market value or current replacement cost of the Partnership's investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Partnership might not be adequate to restore its economic position with respect to such property.


DEPENDENCE ON KEY PERSONNEL


    The Partnership's continued success is dependent upon the efforts and abilities of its key executive officers. In particular, the loss of the services of either Robert J. Stetson or Fred H. Margolin could have a material adverse effect on the Partnership's operations and its ability to effectuate its growth strategy. There can be no assurance that the Partnership would be able to recruit or hire any additional personnel with equivalent experience and contacts. The Partnership does not own key-man life insurance on the lives of Mr. Stetson or Mr. Margolin. See "Management."


COMPETITION

    ACQUISITIONS.     Numerous   entities  and  individuals   compete  with  the
Partnership to acquire triple net leased restaurant properties, including entities which have substantially greater financial resources than the Partnership. These entities and individuals may be able to accept more risk than the Partnership is willing to undertake. Competition generally may reduce the number of suitable investment opportunities available to the Partnership and may increase the bargaining power of property owners seeking to sell. There can be no assurance that the Partnership will find attractive triple net leased properties or sale/leaseback transactions in the future.


    OPERATIONS. The restaurants operated on the properties are subject to significant competition (including competition from other national and regional fast food restaurant chains, including Burger King restaurants, local restaurants, restaurants owned by BKC or affiliated entities, national and regional restaurant chains that do not specialize in fast food but appeal to many of the same customers, and other competitors such as convenience stores and supermarkets that sell prepared and ready-to-eat foods. The success of the Partnership depends, in part, on the ability of the restaurants operated on the properties to compete successfully with such businesses. The Partnership does not intend to engage directly in the operation of restaurants. However, the Partnership would operate restaurants located on its properties if required to do so in order to protect the Partnership's investment. As a result, the Partnership generally will be dependent upon the experience and ability of the lessees operating the restaurants located on the properties. See "Business and Properties -- Strategy" and "Business and Properties -- Industry."

DEVELOPMENT RISKS


    The Partnership may pursue certain restaurant property developments. New project developments are subject to numerous risks including construction delays or costs that may exceed budgeted or contracted amounts, new project commencement risks such as receipt of zoning, occupancy and other required governmental approvals and permits and the incurrence of development costs in connection with projects that are not pursued to completion. In addition, development involves the risk that developed properties will not produce desired revenue levels once leased, the risk of competition for suitable development sites from competitors which may have greater financial resources than the Partnership, and the risk that debt or equity financing are not available on acceptable terms. There can be no assurance that development activities might not be curtailed or, if consummated will perform in accordance with the Partnership's expectations and distributions to Unitholders might be adversely affected.


RISK OF NEWLY-CONSTRUCTED RESTAURANT PROPERTIES



    The Partnership may pursue the acquisition of newly-constructed restaurant properties that do not have operating histories. For example, the Partnership recently entered into a binding agreement to acquire five newly-constructed restaurant properties that are leased to operators of Schlotzsky's. The acquisition of newly-constructed restaurant properties involves numerous risks, including the risk that newly-constructed restaurant properties will not produce desired revenue levels (and, therefore, lease rentals) once opened. See
"Business   and  Properties  --  Strategy"   and  "Business  and  Properties  --
Regulation."


RELIANCE ON MANAGING GENERAL PARTNER

    Unitholders will have no right or power to take part in the management of the Partnership except through the exercise of voting rights on certain specified matters. The Partnership will rely on the services and expertise of the Managing General Partner for strategic business direction. See "Business and Properties -- General," "Business and Properties -- Strategy" and "Management."


POTENTIAL DILUTION FROM UNITS AVAILABLE FOR FUTURE SALE


    In March 1995, the Unitholders authorized the grant to the Managing General Partner of options to purchase 400,000 Units at $15.50 per Unit. Such options are currently fully exercisable. The sale to the public of additional Units owned or that may be acquired by the Managing General Partner could adversely affect the trading price of the Units. Each of the Managing General Partner, Robert J. Stetson, Fred H. Margolin, Darrell Rolph, David Rolph, Gerald H. Graham and Eugene G. Taper has executed a lock-up agreement under which each has agreed not to sell any of its or his Units for a period of 180 days after the date of the Offering.


POTENTIAL PAYMENTS FOR CERTAIN UNIT PRICE GUARANTEES



    During 1995, the Partnership acquired three properties in part for 54,167 Units. As a term of the acquisition, the Partnership agreed that, if the market price for the Units was less than $24 per Unit on October 10, 1998, and the Units had not been sold prior to that date for a price at least equal to $24 per Unit, the Partnership would pay such Unitholder the difference in cash between $24 and the average closing price for the 20 trading days preceding such date. In connection with the acquisition of ten properties in 1996, the Partnership issued 327,836 Units and agreed that, as a term of those acquisitions, if the market price for the Units was less than $23 per Unit (as to 28,261 Units) on January 23, 1999 or $24 per Unit (as to 299,575 Units) on January 25, 1998, and the Units had not been sold prior to that date for a price at least equal to $23 or $24 per Unit, respectively, the Partnership would pay the difference between $23 or $24, respectively, and the average closing price for the 20 trading days preceding such date by the issuance of additional Units.



ADVERSE EFFECT OF INCREASES IN INTEREST RATES


    One of the factors that may influence the market price of the Units is the annual yield from distributions made by the Partnership on the Units as compared to yields on certain financial instruments. Thus, a general increase in market interests rates could result in higher yields on certain financial instruments which could adversely affect the market price for the Units, since alternative investment vehicles may be more attractive.


TAX RISKS

    There are numerous federal and state income tax considerations associated with acquiring, owning and disposing of Units. See "Federal Income Tax Considerations" and "State and Other Taxes."


    POTENTIAL LOSS OF PARTNERSHIP STATUS. The availability to a Unitholder of the federal income tax benefits of an investment in the Partnership depends in large part on the classification of the Partnerships as partnerships for federal income tax purposes. Based upon certain representations of the Managing General Partner, Middleberg, Riddle & Gianna, counsel to the Partnership, has rendered its opinion that under current law and regulations, the Partnerships will be classified as partnerships for federal income tax purposes. However, the opinion of counsel is not binding on the IRS. Neither Partnership satisfies requirements to obtain an advance ruling from the IRS, and, as a result, no advance ruling from the IRS as to such status has been or will be requested. If the IRS were to challenge the federal income tax status of the Partnerships or the amount of a Unitholder's allocable share of the Partnership's taxable income, such challenge could result in an audit of the Unitholder's entire tax return and in adjustments to items on that return that are unrelated to the ownership of Units. In addition, each Unitholder would bear the cost of any expenses incurred in connection with an examination of his personal tax return.


    Middleberg, Riddle & Gianna's opinion is based on the assumption that at least 90% of the Partnership's gross income for each taxable year will constitute either (i) real property rents, (ii) gain from the sale or other disposition of real property, or (iii) other qualifying income within the meaning of Section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code"), and the further assumption that the Managing General Partner will act independently of and not as an agent for the Unitholders.

    If either Partnership was taxable as a corporation or treated as an association taxable as a corporation in any taxable year, its income, gains, losses, deductions and credits would be reflected only on its tax return rather than being passed through to its partners, and its taxable income would be taxed at corporate rates. In addition, its distributions to each of its partners would be treated as dividend income (to the extent of its current and accumulated earnings and profits), and, in the absence of earnings and profits, as a nontaxable return of capital (to the extent of such partner's tax basis in his interest therein), or as taxable capital gain (after such partner's tax basis in his interest therein is reduced to zero). Furthermore, losses realized by such Partnership would not flow through to the Unitholders. Accordingly, treatment of either Partnership as a corporation for federal income tax purposes would probably result in a material reduction in a Unitholder's cash flow and after-tax return. See "Federal Income Tax Considerations -- Partnership Status."


    LIMITED DEDUCTIBILITY  OF  PARTNERSHIP  LOSSES.   Losses  generated  by  the
Partnership, if any, will be available to Unitholders that are subject to the passive activity loss limitations of Section 469 of the Code to offset only future income generated by the Partnership and cannot be used to offset income to a Unitholder from other passive activities or investments or any other source. Losses from the Partnership that are not deductible because of the passive loss limitations may be deducted when the Unitholder disposes of all of his Units in a fully taxable transaction with an unrelated party. Net passive income from the Partnership may be offset only by a Unitholder's investment interest expense and by unused Partnership losses carried over from prior years. See "Federal Income Tax Considerations -- Tax Consequences of Unit Ownership -- Limitations on the Deductibility of Losses."


    RISK OF CHALLENGE TO PARTNERSHIP ALLOCATIONS. Certain aspects of the allocations contained in the Partnership Agreement may be challenged successfully by the IRS. If an allocation contained in the Partnership Agreement is not given effect for federal income tax purposes, items of income, gain, loss, deduction or credit will be reallocated to the Unitholders and the Managing General Partner in accordance with their respective interests in such items, based upon all the relevant facts and circumstances. Such reallocation among the Unitholders and the Managing General Partner of such items of income, gain, loss, deduction or credit allocated under the Partnership Agreement could result in additional taxable income to the Unitholders. Such reallocation of Partnership items also could affect the uniformity of the intrinsic federal tax characteristics of the Units. See "Federal Income Tax Considerations -- Allocation of Partnership Income, Gain, Loss and Deduction."


    POSSIBLE UNSUITABILITY OF UNITS FOR TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS. An investment in Units may not be suitable for tax-exempt entities, regulated investment companies and foreign investors. See "Federal Income Tax Considerations -- Tax Treatment of Operations
- -- Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors."


    RISK OF TAX LIABILITY EXCEEDING CASH DISTRIBUTIONS OR PROCEEDS FROM DISPOSITIONS OF UNITS. Because the Partnership is not a taxable entity and incurs no federal income tax liability, a Unitholder will be required to pay federal income tax and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. There can be no assurance that Unitholders will receive cash distributions equal to their allocable share of taxable income from the Partnership. Further, upon the sale or other disposition of Units, a Unitholder may incur tax liability in excess of the amount of cash received. To the extent that a Unitholder's tax liability exceeds the amount distributed to him or the amount he receives on the sale or other disposition of his Units, he will incur an out-of-pocket expense. See "Federal Income Tax Considerations -- Tax Consequences of Unit Ownership."


ADDITIONAL DILUTION RISKS


    The Partnership Agreement permits the Partnership to issue an unlimited number of additional Units at such prices or for such consideration, including real property, as may be determined by the Managing General Partner in its discretion, without the approval of the Unitholders. Depending upon the amount of consideration that the Partnership receives for any additional Units or the rents generated by the restaurant properties purchased, such issuance could dilute the value of the outstanding Units. The Partnership's ability to issue additional Units for property, moreover, may be restricted by applicable securities laws.

    Under certain circumstances, the Managing General Partner may require the Partnership to register under applicable securities laws the Managing General Partner's transfer of Units that it owns or may acquire. The availability to the public of additional Units because of such a registration could adversely affect the trading price of the Units. The issuance of additional Units would also cause the Partnership to incur additional administrative and record-keeping costs, which may be significant.

                    HISTORY AND STRUCTURE OF THE PARTNERSHIP


    The Partnership, formerly Burger King Investors Master L.P., was formed in 1985 by BKC and QSV Properties Inc. ("QSV"), both of which were at that time wholly-owned subsidiaries of The Pillsbury Company ("Pillsbury"). QSV acted as the managing general partner of the Partnership. BKC was a special general partner of the Partnership until its withdrawal on November 30, 1994.


    The Partnership effected an initial public offering in 1986 and the proceeds therefrom were used to buy the Partnership's initial portfolio of 128 properties from BKC. From 1986 through March 1995, the Partnership's limited partnership agreement limited the activities of the Partnership to managing the original portfolio of properties.

    In May 1994, an investor group led by Robert J. Stetson and Fred H. Margolin, acquired QSV and later changed its name to U.S. Restaurant Properties, Inc. In March 1995, the Unitholders approved certain amendments to the Partnership's limited partnership agreement that permit the Partnership to incur debt, to acquire additional properties, including restaurant properties not affiliated with BKC.

    The Partnership operates through U.S. Restaurant Properties Operating L.P. (the "Operating Partnership"), formerly Burger King Operating Limited Partnership, which holds the interests in the properties. Through its ownership of all of the limited partner interests in the Operating Partnership, the Partnership owns a 99.01% partnership interest in the Operating Partnership. The Partnerships (defined below) are Delaware limited partnerships and continue in existence until December 31, 2035, unless sooner dissolved or terminated.


    U.S. Restaurant Properties Business Trust #1, a Delaware Business Trust ("Business Trust"), was organized in 1996 to obtain permanent financing for the Partnership which would be secured by certain of the Partnership's Current Properties and Acquisition Properties. At May 20, 1996, the Business Trust's portfolio consisted of 42 properties. See "Capitalization."

    The   following  chart  sets  forth  the  organizational  structure  of  the
Partnership  and  its  related  entities  prior  to  the  consummation  of   the
acquisition of the Acquisition Properties:



                                 [LOGO]

* In connection with the $20 million mortgage warehouse facility from Morgan Keegan Mortgage Company, Inc., 29 of the Current Properties were transferred to the Business Trust and nine of the Acquisition Properties will be transferred following consummation of their acquisitions. All properties owned or to be owned by the Business Trust secure or will secure the mortgage warehouse facility.

                                 CAPITALIZATION


    The following table sets forth the historical capitalization of the Partnership at March 31, 1996, and as adjusted on a pro forma basis to give effect to (i) the issuance and sale of the 1,800,000 Units offered hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" and (ii) the acquisition of the Acquisition Properties. This information should be read in conjunction with the Consolidated Financial Statements and Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                                                   PRO FORMA AS
                                                                                                  ADJUSTED(1)(2)
                                                                                       ACTUAL      (UNAUDITED)
                                                                                      ---------  ----------------
                                                                                        (DOLLARS IN THOUSANDS)
Line of credit (3)..................................................................  $  21,226    $     35,922
Capitalized lease obligations.......................................................        508             508
Partners' capital:
  General partner's.................................................................      1,222           1,222
  Limited partners'
   4,987,003 Units outstanding (2)
   6,787,003 Units, as adjusted.....................................................     63,770         103,911
                                                                                      ---------  ----------------
    Total Capitalization............................................................  $  86,726    $    141,563
                                                                                      ---------  ----------------
                                                                                      ---------  ----------------


- ------------------------

(1) Gives effect to the sale of 1,800,000 Units in the Offering and the application of the net proceeds therefrom of $40.1 million (after deducting estimated expenses of the Offering of $300,000) and to the purchase of the properties under contract as described in the Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


(2) Excludes 400,000 Units issuable upon exercise of options held by the Managing General Partner.


(3) Consists of a revolving credit agreement from a syndicate of banks for up to $40 million which is secured by certain of the Partnership's real estate including its leasehold interests. Subsequent to March 31, 1996, a $20 million mortgage warehouse facility has been entered into by the Business Trust and Morgan Keegan Mortgage Company, Inc., which is secured by certain of the Partnership's Acquisition Properties and certain additional Current Properties. At May 20, 1996, the amounts borrowed under the revolving credit agreement and the mortgage warehouse facility were approximately $39 million and approximately $10.7 million, respectively. A portion of the net proceeds of the Offering will be used to reduce the borrowings under the $40 million revolving credit facility. See "Use of Proceeds."

                                USE OF PROCEEDS


    The Partnership estimates that the net proceeds from the Offering will be approximately $40.1 million (approximately $46.2 million if the Underwriters' over-allotment option is exercised in full). The Partnership intends to use such net proceeds as follows:



                                                                                                APPROXIMATE AMOUNT
                                                                                                  (IN MILLIONS)
                                                                                               --------------------
Purchase of additional properties, including certain of the Acquisition Properties...........         $    25.1
Reduce line of credit........................................................................              15.0(1)
                                                                                                          -----
  TOTAL......................................................................................         $    40.1
                                                                                                          -----
                                                                                                          -----


- ------------------------

(1) To reduce by up to $15 million the outstanding balance owing under the $40 million line of credit with a syndicate of banks. This line of credit expires on June 27, 1998 and provides that borrowings thereunder bear interest at 180 basis points over the London Interbank Offered Rate (LIBOR). See "Capitalization" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."


                  PRICE RANGE OF UNITS AND DISTRIBUTION POLICY

    The Units are traded on the New York Stock Exchange under the symbol "USV." Quarterly distributions are declared for payment early in the next calendar quarter. The high and low sales prices of the Units and the distributions declared during the first quarter of 1996 and to date in the second quarter of 1996 and for each calendar quarter of 1995 and 1994 are set forth below. The Offering will be completed after the record date established for payment of the dividend with respect to the quarter ended March 31, 1996 and, therefore, the purchasers of the Units offered hereby will not be entitled to receive such dividend.


                                                                                                        DISTRIBUTIONS
                                                                                    HIGH        LOW       DECLARED
                                                                                  --------    -------   -------------
1994
First Quarter.....................................................................   16 3/4    15 7/8     $     .39
Second Quarter....................................................................   17 1/4    15 3/8           .39
Third Quarter.....................................................................   17 1/2    16 3/4           .41
Fourth Quarter....................................................................   17 3/8    13               .42
                                                                                                              -----
                                                                                                          $    1.61
                                                                                                              -----
                                                                                                              -----
1995
First Quarter.....................................................................   16 1/2    14 1/4     $     .42
Second Quarter....................................................................   17 1/8    15 3/4           .42
Third Quarter.....................................................................   18 7/8    16 3/4           .43
Fourth Quarter....................................................................   20 1/4    18               .44
                                                                                                              -----
                                                                                                          $    1.71
                                                                                                              -----
                                                                                                              -----
1996
First Quarter..................................................................... $ 23 3/8   $19 1/2     $     .47
Second Quarter (through May 22)...................................................   24 5/8    22 3/8



    On May 22, 1996, the last reported sales price of the Units was $24 5/8 as reported in NYSE Composite Transactions. At May 22, 1996, there were 1,874 Unitholders of record in the Partnership.



    In July 1995, the Partnership announced its intention to repurchase up to 300,000 Units, because at the time management believed that the repurchase of the Units represented a good investment value for the Partnership and the Unitholders. Through March 31, 1996, the Partnership purchased

30,000 Units. No further repurchases have been made or are currently contemplated, because management currently believes that a better investment value for the Partnership and the Unitholders is the acquisition of additional restaurant properties.



    The Partnership intends to maximize the cash available for distributions and enhance Unitholder value by acquiring or developing additional restaurant properties that its investment criteria and by participating in increased revenue from restaurant properties through percentage leases. See "Business and Properties -- Strategy." In connection therewith, the Partnership intends to make regular quarterly distributions to its Unitholders. Currently, on an annualized basis, the distribution is $1.88 per Unit. The Managing General Partner has declared a distribution of $0.47 per Unit for the first quarter of fiscal 1996, payable on June 13, 1996, to Unitholders of record on June 6, 1996. Purchasers of Units offered hereby will not be entitled to receive such quarterly distribution.



    Management intends to distribute from 75% to 95% of the estimated cash available for distribution within the general objective of continued annual growth in the distributions. The Partnership expects to maintain such distribution rate for the foreseeable future based upon actual results of operations, financial condition of the Partnership, capital expenditure requirements, or other factors management deems relevant. However, such distribution rate may vary depending on future market conditions, the Partnership's financial condition and the Managing General Partner's perception of operating cash needed by the Partnership to fund operations.



    The amounts distributed representing a return of capital were $.75 per Unit in 1991, $1.03 per Unit in 1992, $.52 per Unit in 1993, $.52 per Unit in 1994
and $.59 per Unit in 1995.

                       SELECTED HISTORICAL AND PRO FORMA
                      FINANCIAL INFORMATION AND OTHER DATA

           (DOLLARS AND UNITS IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)


                                                                   YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------
                                                                                                      PRO FORMA
                                                                                                     (UNAUDITED)
                                                                                                         (2)
                                              1991       1992       1993       1994        1995          1995
                                            ---------  ---------  ---------  ---------  ----------  --------------
STATEMENT OF INCOME:
  Total revenues..........................  $   8,750  $   8,489  $   8,332  $   8,793  $    9,780    $   21,207
  EXPENSES:
    Ground rent...........................      1,177      1,187      1,295      1,348       1,405         2,151
    Depreciation and amortization.........      1,499      1,473      1,383      1,361       1,541         4,667
    Taxes, general and administrative.....      1,062      1,097      1,008      1,144       1,419         2,252
    Interest expense (income), net........         36         60         44         (4)        192         2,775
    Provision for write down or
     disposition of properties............        943      2,186         74         11      --            --
                                            ---------  ---------  ---------  ---------  ----------  --------------
    Total expenses........................      4,717      6,003      3,804      3,860       4,557        11,845
                                            ---------  ---------  ---------  ---------  ----------  --------------
    Net income............................  $   4,033  $   2,486  $   4,528  $   4,933  $    5,223    $    9,362
    Net income allocable to Unitholders...  $   3,952  $   2,436  $   4,437  $   4,834  $    5,119    $    9,177
    Weighted average number of Units
     outstanding..........................      4,635      4,635      4,635      4,635       4,638         6,808
    Net income per Unit...................  $    0.85  $    0.53  $    0.96  $    1.04  $     1.10    $     1.35
    Cash distributions declared per Unit
     applicable to respective year........  $    1.58  $    1.54  $    1.48* $    1.61  $     1.71        --
CASH FLOW DATA:
      Cash flows from operating
       activities.........................  $   7,725  $   7,366  $   7,475  $   6,990  $    9,287    $   16,553
      Cash flows from (used in) investing
       activities.........................  $  --      $  --      $   1,130  $  --      $  (12,038)   $  (77,483)
      Cash flows from (used in) financing
       activities.........................  $  (7,732) $  (7,542) $  (8,302) $  (7,569) $    2,077    $   64,127
OTHER DATA:
      Number of properties................        123        123        123        123         139           270
      Regular cash distributions declared
       per Unit applicable to respective
       year...............................  $    1.58  $    1.54  $    1.48* $    1.61  $     1.71        --
CASH FLOW RECONCILIATION:
      Cash flow from operating
       activities.........................  $   7,725  $   7,366  $   7,475  $   6,990  $    9,287    $   16,553
      Net change in marketable securities,
       receivables, prepaid expenses and
       accounts payable...................        (20)       (10)       (22)       987        (657)         (657)
      Reduction in capitalized lease
       obligations........................       (164)      (164)      (172)      (191)       (212)         (212)
                                            ---------  ---------  ---------  ---------  ----------  --------------
      Funds generated from operations
       (1)................................  $   7,541  $   7,192  $   7,281  $   7,786  $    8,418    $   15,684
                                            ---------  ---------  ---------  ---------  ----------  --------------
                                            ---------  ---------  ---------  ---------  ----------  --------------


- ------------------------------
*Does not include special capital transaction distributions of $.24 per Unit.

                                                                                          (UNAUDITED)
                                                                                  THREE MONTHS ENDED MARCH 31,
                                                                               ----------------------------------
                                                                                                       PRO FORMA
                                                                                                      -----------
                                                                                 1995        1996        1996
                                                                               ---------  ----------  -----------
STATEMENT OF INCOME:
  Total revenues.............................................................  $   2,123  $    2,955   $   5,089
EXPENSES:
  Ground rent................................................................        336         412         542
  Depreciation and amortization..............................................        337         534       1,123
  Taxes, general and administrative..........................................        370         370         526
  Interest expense (income), net.............................................        (10)        317         635
                                                                               ---------  ----------  -----------
  Total expenses.............................................................      1,033       1,633       2,826
                                                                               ---------  ----------  -----------
  Net income.................................................................  $   1,090  $    1,322   $   2,263
                                                                               ---------  ----------  -----------
                                                                               ---------  ----------  -----------
  Net income allocable to Unitholders........................................  $   1,069  $    1,296   $   2,218
  Weighted average number of Units outstanding...............................      4,635       4,903       6,787
  Net income per Unit........................................................  $    0.23  $     0.26   $    0.33
                                                                               ---------  ----------  -----------
                                                                               ---------  ----------  -----------
  Cash distributions declared per Unit applicable to respective year.........  $    0.42  $     0.47   $  --
CASH FLOW DATA:
  Cash flows from operating activities.......................................  $   2,542  $    2,368   $   3,896
  Cash flows from (used in) investing activities.............................  $  (1,295) $  (10,325)  $ (65,525)
  Cash flows from (used in) financing activities.............................  $  (1,553) $    7,968   $  62,314
OTHER DATA:
  Number of properties.......................................................        124         163         270
  Regular cash distributions declared per Unit applicable to respective
   period....................................................................  $     .42  $      .47   $  --
CASH FLOWS RECONCILIATION:
  Cash flows from operating activities.......................................  $   2,542  $    2,368   $   3,896
  Net change in deferred financing costs, marketable securities, receivables,
   prepaid expenses and accounts payable.....................................       (667)        (15)        (15)
  Reduction in capitalized lease obligations.................................        (51)        (55)        (55)
  Funds generated from operations (1)........................................  $   1,824  $    2,298   $   3,826



                                                                                                     MARCH 31, 1996
                                                                                                -------------------------
                                                                                                       (UNAUDITED)
                                                             DECEMBER 31,                                    PRO FORMA
                                         -----------------------------------------------------              AS ADJUSTED
                                           1991       1992       1993       1994       1995     HISTORICAL      (2)
                                         ---------  ---------  ---------  ---------  ---------  ---------  --------------
BALANCE SHEET DATA:
Net investment in direct financing
 leases................................  $  27,383  $  24,760  $  22,910  $  21,237  $  19,371  $  18,875   $     18,875
Land...................................     24,388     23,816     23,414     23,414     27,493     31,203         49,328
Buildings and leasehold improvements,
 net...................................      1,797      1,919      1,734      1,548      6,257     18,845         52,059
Equipment..............................     --         --         --         --            224        257          3,429
Intangibles, net.......................     18,920     17,123     15,503     14,317     14,804     14,524         16,249
Total assets...........................     74,170     69,087     65,322     62,889     71,483     87,351        142,633
Line of credit.........................     --         --         --         --         10,931     21,226         35,922
Capitalized lease obligations..........      1,302      1,138        966        775        563        508            508
General partners' capital..............      1,527      1,429      1,357      1,309      1,241      1,222          1,222
Limited partners' capital..............     71,082     66,287     62,757     60,361     58,072     63,770        103,911


- ------------------------------

(1) Funds generated from operations is calculated as the sum of taxable income plus charges for depreciation and amortization. Funds generated from operations does not represent cash flows from operating activities in accordance with generally accepted accounting principles. Funds generated from operations should not be considered as an alternative to net income (determined in accordance with generally accepted accounting principles) as an indication of the Partnership's performance or as an alternative to cash flow (determined in accordance with generally accepted accounting principles) as a measure of liquidity. The Partnership considers funds generated from operations to be the most appropriate measure of its cash flow since it is the most consistent indicator of cash generated by operations and eliminates the fluctuations of changes in working capital items.



(2) The unaudited pro forma consolidated statement of income information for the year ended December 31, 1995 is presented as if the following had occurred as of January 1, 1995: (a) the purchase of 16 properties acquired on various dates from March 1995 through December 1995; (b) the purchase of 93 properties and the sale of one property completed since January 1, 1996;
     (c) the acquisition of 39 properties under binding contracts with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (d) additional borrowings to purchase the Acquisition Properties; and (e) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom.



     The unaudited pro forma statement of income information for the quarter ended March 31, 1996 is presented as if the following had occurred as of January 1, 1996: (a) adjustments to operations for 24 properties acquired during the quarter ended March 31, 1996 and the purchase of 69 properties and sale of one property since April 1, 1996; (b) the acquisition of 39 properties under contract with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the Acquisition Properties; (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom.



     The unaudited pro forma balance sheet data at March 31, 1996, represents the Partnership's March 31, 1996 balance sheet adjusted on a pro forma basis to reflect as of March 31, 1996: (a) the purchase of 69 properties and the sale of one property since April 1, 1996; (b) the acquisition of 39 properties under binding contracts with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the Acquisition Properties; and (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom.



     The unaudited pro forma income statement and balance sheet information is not necessarily indicative of what the actual financial position of the Partnership would have been at March 31, 1996 or what the actual results of operations of the Partnership for the quarter ended March 31, 1996 or the year ended December 31, 1995 would have been had all of these transactions occurred and it does not purport to represent the future financial position or results of operations of the Partnership.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


OVERVIEW


    The Partnership derives its revenue from the leasing of the Partnership's restaurant properties to operators on a "triple net" basis, which is a lease that imposes on the tenant all obligations for real property taxes and assessments, repairs and maintenance and insurance. To the extent the landlord retains any of these responsibilities, the lease becomes less than "triple net."



    The Partnership's leases provide for a base rent plus a percentage of the restaurant's sales in excess of a threshold amount. Total restaurant sales, the primary determinant of the Partnership's revenues, are a function of the number of restaurants in operation and their performance. Sales at individual restaurants are influenced by local market conditions, by the efforts of specific restaurant operators, by marketing, by new product programs, support by the franchisor, and by the general state of the economy.



    Some of the leases of the Partnership's properties are treated as direct financing leases, rather than operating leases, for purposes of generally accepted accounting principles ("GAAP"); however, the leases do not grant the lessees thereunder the right to acquire the properties at the expiration of such leases. As a result, the lease is reflected as an asset on the Partnership's balance sheet as net investment in direct financing leases, and the underlying depreciable real property is not considered an asset of the Partnership for GAAP purposes. Accordingly, the related depreciation is not reflected on the Partnership's income statement; instead, there is a charge for amortization of the investment in direct financing leases. For tax accounting purposes, however, the depreciable real property is treated as being owned by the Partnership (and not a direct financing lease) and the related charge for depreciation is reflected on the Partnership's income statement. Primarily due to this treatment, GAAP revenue and net income differ from gross rental receipts and net income, as determined for tax purposes. The reconciliation between the GAAP and tax treatment of these leases is described in Note 9 to the Partnership's audited Consolidated Financial Statements. Management believes that most if not all acquisitions made by the Partnership since March 1995, as well as all future acquisitions and related leases, will qualify as operating leases according to GAAP and, therefore, were not recorded as a net investment in direct financing lease.



    The following discussion should be read in conjunction with "Selected Financial Information" and all of the financial statements and notes thereto included elsewhere in this Prospectus.



COMPARISON OF THREE MONTHS ENDED MARCH 31, 1996 TO THREE MONTHS ENDED MARCH 31, 1995



    For the quarter ended March 31, 1996, rental revenues increased 39% over the same period for the previous year. Comparable store sales growth (the increase in sales at those restaurants open for the entire reporting period in both the current period and the same period for the prior year) was 4%. Management believes the growth reflects improvements in the overall performance of the Burger King system and efforts by BKC with selected tenants to improve their restaurant's sales.



    General and administrative expenses in 1996 remained constant, as compared to the same quarter in 1995. An increase in the management fee of $87,647 for the quarter and expenses that directly correspond to the active growth of the Partnership in the first quarter of 1996 were offset by non-recurring costs relating to the proxy in the first quarter of 1995. Depreciation expense increased 59% which related to the property acquisitions as well as the 22% increase in ground lease expense. There was an increase in interest expense of $314,131 due to the financing of acquisitions.


COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

    The number of restaurants owned at December 31, 1995 was 139 compared to 123 at December 31, 1994, a 13% increase. Total sales in restaurants located on Partnership real estate in 1995 was $135,297,000 compared to $122,315,000 reported in 1994, a 10.6% increase, which was attributable to the increase in the number of restaurants in the portfolio and to an increase in the average sales per store.

    The Partnership's total revenues in 1995 increased 11.2% to $9,780,000 compared to $8,793,000 recorded in 1994. Rental revenues from properties owned throughout 1994 and 1995 increased 6.4% in 1995 over 1994. The remaining increase in revenues in 1995 over 1994 was attributable to the 16 properties acquired on various dates during the last half of 1995.



    Expenses for 1995 increased 18% to $4,557,000 compared to $3,860,000 for 1994 (including a write down of $11,000 in 1994 which was related to one closed property). This increase in expenses was primarily due to the increase in the number of restaurant properties owned by the Partnership and related financing costs.



    Ground rent expense increased 4.3% to $1,405,380, compared to $1,347,748 for 1994. The increase in expense was due to the addition of six new ground leases relating to the 1995 acquisitions and nominal rent escalations on existing ground leases. Depreciation and amortization increased 13.2% to $1,540,900 compared to $1,361,136 for 1994. This was primarily due to the increase in the number of restaurant properties owned by the Partnership.



    Taxes, general and administrative expenses increased 24% to $1,419,279, compared to $1,143,956 for 1994. This increase was due to increased professional fees, consulting fees, and other various general administration expenses that relate directly to the increased activity of the Partnership.



    Interest expense (income), net increased to $192,142 compared to ($3,515) for 1994. This increase is primarily due to the financing of acquisitions.



    There were no write downs of assets and intangible values related to closed properties during 1995, as compared to write downs for 1994 of $11,000. Write downs are not a normal part of the Partnership's business. However, store closings do occur periodically in retail businesses, including the Partnership's. Management does not believe that there is an established trend in its business with respect to store closings because virtually all of the restaurants included within the Current Properties are currently performing on their leases and are not in default.



    Net income allocable to Unitholders in 1995 was $5,119,000 or $1.10 per Unit, up 5.9% or $0.06 per Unit from $4,834,000 or $1.04 per Unit in 1994. This was attributable to the increase in total revenues and management's ability to limit expenses.


COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

    The number of restaurants owned at December 31, 1994 and 1993 was 123. Total sales in restaurants located on Partnership real estate in 1994 was $122,315,000 compared to $112,880,000 reported in 1993, an 8.4% increase, which was attributable to an increase in the average sales per store.


    The Partnership's total revenues in 1994 increased 5.5% to $8,793,000 compared to $8,332,000 recorded in 1993. The Partnership owned and leased 123 sites throughout 1993 and 1994.



    Expenses excluding the provision for write down of properties for 1994 increased 3.2% to $3,849,000 compared to $3,730,000 for 1993. Write downs of assets and intangible values related to closed properties during 1994 were $11,000 as compared to write downs for 1993 of $73,739. Write downs are not a normal part of the Partnership's business. However, store closings do occur periodically in retail businesses, including the Partnership's. Management does not believe that there is an established trend in its business with respect to store closings because virtually all of the restaurants included within the Current Properties are currently performing on their leases and are not in default.



    Net income allocable to Unitholders in 1994 was $4,834,000 or $1.04 per Unit, up 8.3% from $4,437,000 or $0.96 per Unit in 1993. This was attributable to increased total revenues while expenses remained relatively constant.

LIQUIDITY AND CAPITAL RESOURCES


    The Partnership's principal source of cash to meet its cash requirements, including distributions to Unitholders, is rental revenues generated by the Partnership's properties. Cash generated by the portfolio is held in temporary investment securities pending quarterly distributions to the Unitholders in the form of quarterly dividends. As discussed below, this cash also may be used to fund property acquisitions. Currently, the Partnership's primary source of funding for acquisitions is its existing revolving line of credit. The Partnership anticipates meeting its future long-term capital needs through the incurrence of additional debt or the issuance of additional Units, along with cash generated from internal operations.



    The Partnership currently has approximately $39 million outstanding under its $40 million line of credit with a syndicate of banks. After application of the net proceeds from the Offering, approximately $16 million will be available for borrowings under the line of credit. This line of credit is secured by certain of the Partnership's real estate including its leasehold interests. The Partnership may request advances under this line of credit to finance the acquisition of restaurant properties, to repair and update restaurant properties and for working capital. The banks will also issue standby letters of credit for the account of the Partnership under this loan facility. This credit agreement expires on June 27, 1998 and provides that borrowings thereunder bear interest at 180 basis points over the London Interbank Offered Rate (LIBOR). Interest expense for 1995 was $199,000. The Partnership also has a $20 million mortgage warehouse facility from Morgan Keegan Mortgage Company, Inc., which is secured by certain of the Partnership's Current Properties and will be secured by certain of the Acquisition Properties, following consummation of the acquisitions. As of May 20, 1996, approximately $9.3 million remained available for borrowings. This facility expires on November 30, 1996, and borrowings thereunder bear interest at the rate of 300 basis points over LIBOR. The proceeds from this facility were used to finance the acquisition and proposed acquisition of various restaurant properties owned by the Business Trust. See "History and Structure of the Partnership." The Partnership intends to repay borrowings under this facility using any availability under its existing line of credit after application of the net proceeds of this Offering or additional borrowings which may be subsequently incurred.



    Pursuant to the Partnership Agreement, the Managing General Partner is required to make available to the Partnership an unsecured, interest-free, revolving line of credit in the principal amount of $500,000 to provide the Partnership with necessary working capital to minimize or avoid seasonal fluctuation in the amount of quarterly cash distributions. The Managing General Partner is not required, however, to make financing available under this line of credit before the Partnership obtains other financing, whether for acquisitions, reinvestment, working capital or otherwise. The Managing General Partner may make other loans to the Partnership. Each loan must bear interest at a rate not to exceed the Morgan Guaranty Trust Company of New York prime rate plus 1% or the highest lawful rate (whichever is less), and in no event may any such loan be made on terms and conditions less favorable to the Partnership that it could obtain from unaffiliated third parties or banks for the same purpose. To management's knowledge, no loans have ever been made pursuant to these arrangements and no loans were made or outstanding at any time during each of the three years ended December 31, 1995.



    The Partnership paid distributions for 1995 of $1.71 per Unit, which represented 95% of funds generated from operations. The Partnership paid distributions for the first quarter of 1996 of $.47 per Unit. Management intends to distribute from 75% to 95% of the estimated cash generated from operations within the general objective of continued annual growth in the distributions. The Partnership expects to maintain such distribution rate for the foreseeable future based upon actual results of operations, the financial condition of the Partnership, capital or other factors management deems relevant. During 1995, the Partnership distributed an aggregate of $8,002,000 to its partners.

INFLATION


    The Partnership's leases are generally subject to adjustments for increases in the Consumer Price Index, which reduces the risk to the Partnership of the adverse effects of inflation. Because triple net leases also require the restaurant operators to pay for some or all operating expenses, property taxes, property repair and maintenance costs and insurance, some or all of the inflationary impact of these expenses will be borne by the restaurant operators and not by the Partnership.

    Operators of restaurants, in general, possess the ability to adjust menu prices quickly. However, competitive pressures may limit a restaurant operator's ability to raise prices in the face of inflation.

SEASONALITY


    Fast food restaurant operations historically have been seasonal in nature, reflecting higher unit sales during the second and third quarters due to warmer weather and increased leisure travel. This seasonality can be expected to cause fluctuations in the Partnership's quarterly unit revenue to the extent it receives percentage rent.

                            BUSINESS AND PROPERTIES


GENERAL


    The Partnership acquires, owns and manages income-producing properties that it leases on a triple net basis to operators of fast food and casual dining restaurants, primarily Burger King (the second largest restaurant chain in the United States in terms of system wide sales), and other national and regional brands including Dairy Queen, Hardee's and Chili's. The Partnership acquires properties either from third party lessors or from operators on a sale/leaseback basis. Under a triple net lease, the tenant is obligated to pay all costs and expenses, including all real property taxes and assessments, repairs and maintenance and insurance. Triple net leases do not require substantial reinvestments by the property owner and, as a result, more cash from operations may be used for distributions to Unitholders or for acquisitions.



    The Partnership is one of the largest publicly-owned entities in the United States dedicated to acquiring, owning and managing restaurant properties. At May 20, 1996, the Partnership's portfolio consisted of 231 restaurant properties in 40 states (the "Current Properties"), approximately 99% of which were leased. From the Partnership's initial public offering in 1986 until March 31, 1995, the Partnership's properties were limited to approximately 125 restaurant properties, all of which were leased on a triple net basis to operators of Burger King restaurants. In May, 1994, an investor group led by Robert J. Stetson and Fred H. Margolin acquired the Managing General Partner. In March 1995, certain amendments to the Partnership Agreement were proposed by the new management and approved by the Unitholders, which authorized the Partnership to acquire additional restaurant properties not affiliated with BKC. Since adoption of the amendments, the Partnership has acquired 109 properties for an aggregate purchase price of approximately $57 million including 93 properties acquired since January 1, 1996, and has entered into binding agreements to acquire 39 additional properties (the "Acquisition Properties") for an aggregate purchase price of approximately $27 million. Upon acquisition of the Acquisition Properties, the Partnership's portfolio will consist of an aggregate of 270 properties in 40 states consisting of 170 Burger King restaurants, 40 Dairy Queen restaurants, 27 Hardee's restaurants, 11 Pizza Hut restaurants, five Schlotzsky's restaurants, two Chili's restaurants and 15 other properties, most of which are regional brands.



    The Partnership's management team consists of senior executives with extensive experience in the acquisition, operation and financing of fast food and casual dining restaurants. Mr. Stetson, the President - Chief Executive Officer of the Managing General Partner is the former President of the Retail Division and Chief Financial Officer of BKC, as well as the former Chief Financial Officer of Pizza Hut, Inc. As a result, management has an extensive network of contacts within the franchised fast food and casual dining restaurant industry. Based on management's assessment of market conditions and its industry knowledge and experience, the Partnership believes that substantial opportunities exist for it to acquire additional properties on advantageous terms.


INDUSTRY

    The restaurant industry has grown significantly over the past 20 years as a result of population growth, the influence of the baby boom generation, the growth of two-family incomes and the growth in consumers' disposable income. The total food service industry sales during 1995 have been estimated at approximately $277 billion. The fast food segment, which offers value pricing and convenience, is the largest segment in the restaurant industry with projected 1996 sales of $100 billion. In 1995, industry sources estimate that fast food restaurants accounted for 71% of total restaurant traffic, 52% of chain restaurant locations and 47% of consumers' restaurant dollars spent.


    The growth of the fast food segments has exceeded that of the entire restaurant industry for over 20 years. According to industry sources, fast food restaurant sales have grown at a 6.9% compound annual growth rate with 1995 sales up 7.1% over 1994 levels, and fast food restaurant sales are anticipated to grow 6.7% in 1996 to over $100 billion. Additionally, industry sources suggest that in the fast food industry, operators are increasingly moving toward leasing rather than owning their restaurants. Currently, approximately two-thirds of fast food restaurant operators lease their restaurant properties. Leasing enables a restaurant operator to reallocate funds to the improvement of current restaurants, the acquisition of additional restaurants or other uses.


    Management believes, based on its industry knowledge and experience, that in addition to the Partnership, there is only one other publicly-owned entity that dedicates substantially all of its assets and efforts to acquiring, owning and managing chain restaurant properties. Collectively, these two publicly-owned entities own less than 5% of the total number of such restaurants. In addition, there are a number of other publicly-owned entities that are dedicated to acquiring, owning and managing triple net lease properties, including chain restaurant properties. A majority of chain restaurant properties are owned by restaurant operators and real estate investors. Management believes, based on its industry knowledge and experiences that this fragmented market provides the Partnership with substantial acquisition opportunities. Management also believes that the inability of most small restaurant owners to obtain funds with which to compete for acquisitions as timely and inexpensively as the Partnership provides the Partnership with a competitive advantage when seeking to acquire a restaurant property.



    In addition to the Partnership's large number of leases to operators of Burger King restaurants, the Partnership also leases multiple restaurant properties to operators of Pizza Hut, Taco Bell, Hardee's and Dairy Queen brand names, substantially all of which, according to industry sources, rank in the top 15 with respect to restaurant sales in 1995. Based on publicly-available information, Burger King is the second largest fast food restaurant system in the world in terms of system wide sales. According to publicly-available information, there are approximately 6,500 Burger King restaurant units in the United States. With respect to the Burger King restaurants in the Partnership's portfolio, for the year-ended December 31, 1995, same-store sales increased 7% over the prior year.


STRATEGY

    Since the adoption of the amendments to the Partnership Agreement in March 1995, the Partnership's principal business objective has been to expand and diversify the Partnership's portfolio through frequent acquisitions of small to medium-sized portfolios of fast food and casual dining restaurant properties. The Partnership intends to achieve growth and diversification while maintaining low portfolio investment risk through adherence to proven acquisition criteria with a conservative capital structure. The Partnership has and intends to continue to expand its portfolio by acquiring triple net leased properties and structuring sale/leaseback transactions consistent with the following strategies:


    -FOCUS ON RESTAURANT PROPERTIES. The  Partnership takes advantage of  senior management's extensive experience in fast food and casual dining restaurant operations to identify new investment opportunities and acquire restaurant properties satisfying the Partnership's investment criteria. Management believes, based on its industry knowledge and experience, that relative to other real estate sectors, restaurant properties provide numerous acquisition opportunities at attractive yields.



    -INVEST IN MAJOR RESTAURANT BRANDS. The Partnership intends to continue to acquire properties operated as major national and regional restaurant brands, such as Burger King, Dairy Queen, Hardee's and Chili's by competent, financially stable franchisees. Certain of the Partnership's Current Properties are also operated as Pizza Hut, Schlotzsky's, KFC and Taco Bell restaurants. Management believes, based on its industry knowledge and experience, that successful restaurants operated under these brands offer stable, consistent income to the Partnership with minimal risk of default or non-renewal of the lease and franchise agreement. As a result of its concentration on major national and regional brands, in the last three fiscal years, of all rental revenues due, more than 99.5% has been collected.


    -ACQUIRE EXISTING RESTAURANTS. The Partnership's strategy is to focus primarily on the acquisition of existing fast food and casual dining chain restaurants that have a history of profitable operations with a remaining term on the current lease of at least five years. The average remaining lease term for the Current Properties is nine years. Management believes, based on its industry knowledge and experience, that acquiring existing restaurants provides a higher risk-adjusted rate of return to the Partnership than acquiring newly-constructed restaurants.



    -CONSOLIDATE SMALLER PORTFOLIOS. Management believes, based on its  industry knowledge and experience, that pursuing multiple transactions involving smaller portfolios of restaurant properties (generally having an acquisition price of less than $3 million) result in a more attractive valuation because the size of such transactions generally does not attract large institutional property owners and smaller buyers typically are not well capitalized and may be unable to complete a transaction. Larger transactions involving multiple properties generally attract several institutional bidders, often resulting in a higher purchase price and lower investment returns to the purchaser. In certain circumstances, however, the Partnership has identified, evaluated and pursued portfolios valued at up to $50 million that present attractive risk/return ratios and recently closed a transaction of approximately $18 million.



    -MAINTAIN  CONSERVATIVE  CAPITAL  STRUCTURE.  The  Partnership  intends   to
     maintain a ratio of total indebtedness of 50% or less to the greater of (i) the market value of all issued and outstanding Units plus total outstanding indebtedness ("Total Market Capitalization") or (ii) the original cost of all of the Partnership's properties as of the date of such calculation. The Partnership's ratio of total indebtedness to Total Market Capitalization was approximately 29% at May 20, 1996. See "Capitalization." The Partnership, however, may from time to time reevaluate its borrowing policies in light of then-current economic conditions, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors.


INVESTMENT CRITERIA


    The Partnership has recently acquired 93 restaurant properties and intends to acquire additional restaurant properties of national and regional fast food or casual dining restaurant chains, which may include Burger King, that satisfy some or all of the following criteria:



    -The rent on such restaurant properties has produced cash flow that, after deducting management fees and interest and debt amortization or Unit issuance, would improve the Partnership's existing cash flow per Unit.



    -The restaurants' annual sales would be in the highest 70% of the restaurants in that chain.



    -The restaurants would have historically generated at least the normal profit for restaurants in that chain and be projected to continue to generate a profit even if sales decreased by 10%.


    -The restaurant properties would be located where the average per capita income was stable or increasing.


    -The restaurants' franchisees would possess significant net worth and preferably operate multiple restaurants.


    -The restaurant properties would be in good repair and operating condition.


    The Managing General Partner receives acquisition proposals from a number of sources. The Managing General Partner utilizes two independent real estate professionals who assist the Partnership in examining and analyzing proposed acquisitions of property. These professionals are compensated principally upon the Partnership's closing of an acquisition of property. There can be no assurance that the Managing General Partner will be able to identify restaurant properties that satisfy all or a significant number of such criteria, or that if identified, the Partnership will be able to purchase such restaurant properties.


    The Partnership believes that the Partnership can generate improved operating results as a result of the acquisition of additional restaurant properties and by making loans to tenants for renovation and improvement of the Current Properties. The Partnership also believes that expansion and diversification of the Partnership's restaurant property portfolio to include more balance among restaurant brands decreases the Partnership's dependence on one chain.


THE PROPERTIES



    At May 20, 1996, the Current Properties consisted of 231 properties, 99% of which were leased by operators of fast food and casual dining restaurants. In addition, at such date the Acquisition Properties (totaling 39) were subject to binding agreements of acquisition. Set forth below are summary descriptions of the Current Properties and Acquisition Properties.



    BURGER KING PROPERTIES. At May 20, 1996, the Partnership owned 170 properties operated as Burger King restaurants. The Burger King restaurant properties that are part of the Current Properties are operated by more than 80 operators, the largest of which operates five Burger King restaurants.



    HARDEE'S PROPERTIES. At May 20, 1996, the Partnership owned two properties in Georgia and has entered into agreements to acquire 25 additional properties in Georgia and South Carolina operated as Hardee's restaurants. The Hardee's restaurant properties that are part of the Current Properties are operated by two operators, the larger of which operates 23 Hardee's restaurants.



    DAIRY  QUEEN  PROPERTIES.    At  May  20,  1996,  the  Partnership  owned 40
properties operated as Dairy Queen restaurants, all in Texas. The Dairy Queen restaurant properties are operated by two operators.



    CHILI'S PROPERTIES. At May 20, 1996, the Partnership owned two properties in Texas which are operated by a single operator.



    OTHER PROPERTIES.   At May  20, 1996,  the Partnership  owned 31  additional
properties, most of which were operated under other major national and regional brand names, including, but not limited to, Pizza Hut, KFC and Taco Bell.



    BURGER KING-Registered Trademark- IS A REGISTERED TRADEMARK OF BURGER KING BRANDS, INC., SCHLOTZSKY'S-Registered Trademark- IS A REGISTERED TRADEMARK OF SCHLOTZSKY'S, INC., DAIRY QUEEN-Registered Trademark- IS A REGISTERED TRADEMARK OF AMERICAN DAIRY QUEEN CORPORATION, PIZZA HUT IS A REGISTERED TRADEMARK OF PIZZA HUT, INC., HARDEE'S-Registered Trademark- IS A REGISTERED TRADEMARK OF HARDEE'S FOOD SYSTEMS, INC., CHILI'S-Registered Trademark- IS A REGISTERED TRADEMARK OF BRINKER RESTAURANT CORPORATION, KFC-Registered Trademark- IS A REGISTERED TRADEMARK OF KFC CORPORATION AND TACO BELL-Registered Trademark- IS A REGISTERED TRADEMARK OF TACO BELL CORP. THE FOREGOING ENTITIES HAVE NOT ENDORSED OR APPROVED THE PARTNERSHIP OR THE OFFERING MADE HEREBY.

    The Partnership's Current Properties consist of 231 properties. The table below sets forth, as of March 31, 1996, the number of properties in each state and the franchise affiliation of such properties assuming the consummation of the Acquisition Properties.



                                                                TOTAL      BURGER   DAIRY              PIZZA
STATE                                                         PROPERTIES    KING    QUEEN   HARDEE'S    HUT    CHILI'S   OTHER
- ------------------------------------------------------------  ----------   ------   -----   --------   -----   -------   -----
Alabama.....................................................         1        1
Arizona.....................................................        15       13                          1                 1
Arkansas....................................................         6        6
California..................................................        18       17                                            1
Colorado....................................................         3        3
Connecticut.................................................         3        3
Delaware....................................................         1        1
Florida.....................................................         9        7                                            2
Georgia.....................................................        34        8                25        1
Illinois....................................................         1        1
Indiana.....................................................         3        2                                            1
Iowa........................................................         2        2
Kansas......................................................         2        2
Kentucky....................................................         3        3
Louisiana...................................................         4                                   4
Maine.......................................................         4        4
Maryland....................................................         3        2                          1
Massachusetts...............................................         3        3
Michigan....................................................         4        4
Minnesota...................................................         1        1
Mississippi.................................................         2        2
Missouri....................................................         3        3
Montana.....................................................         1        1
Nebraska....................................................         1        1
Nevada......................................................         1        1
New Jersey..................................................         6        6
New Mexico..................................................         1        1
New York....................................................         4        4
North Carolina..............................................         7        6                                            1
Ohio........................................................         7        7
Oklahoma....................................................         5        3                          1                 1
Oregon......................................................         5        5
Pennsylvania................................................         9        9
South Carolina..............................................        10        7                 2                          1
Tennessee...................................................         5        3                          2
Texas.......................................................        68       13       40                 1        2       12
Vermont.....................................................         1        1
Washington..................................................         7        7
West Virginia...............................................         2        2
Wisconsin...................................................         5        5
Total.......................................................       270(1)   170       40       27       11        2       20
  % Total...................................................       100%      63%      15%      10%       4%       1%       7%


- ------------------------
(1) Includes one vacant restaurant property.

LEASES WITH RESTAURANT OPERATORS


    The Partnership's strategy is to acquire operating restaurant properties rather than developing new properties. Typically, the Partnership acquires a property that has been operated as a fast food or casual dining restaurant and which is subject to a lease with a remaining term of five-20 years and a co-terminous franchise agreement. Management believes, based on its experience, that this strategy reduces the Partnership's financial risk since the restaurant operated on such property has a proven operating record which mitigates the risk of default or non-renewal under the lease. At May 20, 1996, the Current Properties have remaining lease terms ranging from one to 25 years.


    All of the Partnership's existing leases are "triple net," which means that the tenant is obligated to pay all costs and expenses, including all real property taxes and assessments, repairs and maintenance and insurance. The Partnership's leases provide for a base rent plus a percentage of the restaurant's sales in excess of a threshold amount. The triple net lease structure is designed to provide the Partnership with a consistent stream of income without the obligation to reinvest in the property. For the year ended December 31, 1995, base rental revenues and percentage rental revenues represented 66% and 34%, respectively, of total gross rental revenues. Management intends to renew and restructure leases to increase the percentage of total rental revenues derived from base rental revenues and, consequently, decrease the percentage of total revenues from percentage rental revenues. In addition, in order to encourage the early renewal of existing leases, the Partnership has offered certain lessees remodeling grants of up to $30,000. To date, the Partnership has renewed leases early under this program. Management considers the grants to be prudent given the increased sales resulting at the remodeled restaurants and the lower costs incurred because of the early lease renewals.


    The Partnership generally acquires properties from third party lessors or from operators in a sale/ leaseback transaction in which the operator sells the property to the Partnership and enters into a long-term lease (typically 20 years). A sale/leaseback transaction is attractive to the operator because it allows the operator to realize the value of the real estate while retaining occupancy for a long term. A sale/leaseback transaction may also provide specific accounting, earnings and market value benefits to the selling operator. For example, the lease on the property may be structured by the tenant as an off-balance sheet operating lease, consistent with Financial Accounting Standards Board rules, which may increase the operator's earnings, net worth and borrowing capacity. The following table sets forth certain information regarding lease expirations for Current Properties and Acquisition Properties.


                           LEASE EXPIRATION SCHEDULE


                                            NUMBER OF LEASES                NET RENTAL
YEAR                                            EXPIRING       % OF TOTAL   INCOME (1)   % OF TOTAL
- ------------------------------------------  -----------------     -----     -----------     -----
1996......................................              0               0    $       0            0
1997......................................              7               3          321            2
1998......................................             11               4          823            4
1999......................................             21               8        1,716            8
2000......................................             38              14        2,363           12
2001-05...................................             89              33        7,135           35
2006-10...................................             11               4          919            4
2011-15...................................             11               4        1,128            6
2016-25...................................             81              30        5,863           29
                                                      ---             ---   -----------         ---
                                                      269(2)          100%   $  20,270          100%
                                                      ---             ---   -----------         ---
                                                      ---             ---   -----------         ---


- ------------------------
(1) Net Rental Income equals rental receipts less ground rents.


(2) Excludes one vacant restaurant property.

OWNERSHIP OF REAL ESTATE INTERESTS


    The Partnership's Current Properties and Acquisition Properties consist of 189 properties where the Partnership owns both the land and the restaurant building in fee simple (the "Fee Properties") and 81 properties where the Partnership leases the land, the building or both (the "Leasehold Properties") under leases from third-party lessors.



    Of the 81 Leasehold Properties, 13 are Primary Leases, whereby the Partnership leases from a third party both the underlying land and the restaurant building and the other improvements thereon and then subleases the property to the restaurant operator. Under the terms of the remaining 68 Leasehold Properties (the "Ground Leases"), the Partnership leases the underlying land from a third party and owns the restaurant building and the other improvements constructed thereon. In any event, upon expiration or termination of a Primary Lease or Ground Lease, the owner of the underlying land generally will become the owner of the building and all improvements thereon. At May 20, 1996, the remaining terms of the Primary Leases and Ground Leases ranged from one to 25 years. With renewal options exercised, the remaining terms of the Primary Leases and Ground Leases ranged from approximately five to 35 years and the average remaining term was 21 years.


    The terms and conditions of each Primary Lease and each Ground Lease vary substantially. However, each Primary Lease and each Ground Lease have certain provisions in common including that (i) the initial term is 20 years or less,
(ii) the rentals payable are stated amounts that may escalate over the terms of the Primary Leases and Ground Leases (and/or during renewal terms) but normally (although not always) are not based upon a percentage of sales of the restaurants thereon, and (iii) the Partnership is required to pay all taxes and operating, maintenance, and insurance expenses for the Leasehold Properties. In addition, under substantially all of the Leases, the Partnership may renew the term one or more times at its option (although the provisions governing any such renewal vary significantly in that, for example, some renewal options are at a fixed rental amount, while others are at fair rental value at the time of renewal). Several Primary Leases and Ground Leases also give the owner the right to require the Partnership, upon the termination or expiration thereof, to remove all improvements situated on the property.

    Although the Partnership, as lessee under each Primary Lease and Ground Lease, generally has the right to assign or sublet all of its rights and interests thereunder without obtaining the landlord's consent, the Partnership is not permitted to assign or sublet any of its rights or interests under 22 Primary Leases and Ground Leases without obtaining the landlord's consent or satisfying certain other conditions. In addition, approximately 20% of the Primary Leases and Ground Leases require the Partnership to use such Leasehold Properties only for the purpose of operating a Burger King restaurant or another type of restaurant thereon. In any event, no transfer will release the Partnership from any of its obligations under the Primary Lease or Ground Lease, including the obligation to pay rent.


    Of the Current Properties, 70 are leased or subleased to a BKC franchisee under a Lease/ Sublease, pursuant to which the franchisee is required to operate a Burger King restaurant thereon in accordance with the lessee's Franchise Agreement and to make no other use thereof. Upon its acquisition of such properties, the Partnership assumed the rights and obligations of BKC under the Leases/Subleases. Five properties are leased to BKC on substantially the same terms and conditions as those contained in the Lease/Sublease with the prior lessees.


    Although the provisions of BKC's standard form of lease to franchisees have changed over time, the material provisions of the Lease/Subleases generally are substantially similar to BKC's current standard form of lease (except to the extent BKC has granted rent reductions or deferrals or made other lease modifications in order to alleviate or lessen the impact of business or other economic problems that a franchisee may have encountered). The Leases/Subleases generally provide for a term of 20 years from the date of opening of the Restaurant and do not grant the lessee any renewal options or purchase options. The Partnership, however, is required under the Partnership Agreement to renew a Lease/Sublease if BKC renews or extends the lessee's Franchisee Agreement. The Partnership believes BKC's policy generally is to renew a Franchise Agreement if BKC determines, in its sole discretion, that economic and other factors justify renewal or extension and if the franchisee has complied with all obligations under the Franchise Agreement. At May 20, 1996, the remaining terms of all the Leases/Subleases ranged from approximately one to 25 years, and the average remaining term was nine years.


USE AND OTHER RESTRICTIONS ON THE OPERATION AND TRANSFER OF BURGER KING RESTAURANT PROPERTIES

    The Partnership was originally formed for the purpose of acquiring all of BKC's interests in the original portfolio and leasing or subleasing them to BKC franchisees under the Leases/Subleases. Accordingly, the Partnership Agreement contains provisions that state, except as expressly permitted by BKC, that the Partnership may not use such properties for any purpose other than to operate a Burger King restaurant. In furtherance thereof, the Partnership Agreement (i) requires the Partnership, in certain specified circumstances, to renew or extend a Lease/Sublease and enter into a new lease with another franchisee of BKC, to approve an assignment of a Lease/Sublease, to permit BKC to assume a Lease/Sublease at any time, and to renew a Primary Lease, and (ii) imposes certain restrictions and limitations upon the Partnership's ability to sell, lease, or otherwise transfer any interest in such properties. The Partnership Agreement requires the Partnership to provide BKC notice of default under a Lease/Sublease and an opportunity to cure such defaults prior to taking any remedial action. The Partnership Agreement also requires the Partnership under certain circumstances to provide tenants with assistance with remodeling costs. Such terms with respect to such properties imposed on the Partnership by the Partnership Agreement may be less favorable than those imposed upon other lessors of Burger King restaurants. BKC has advised the Partnership that it intends to waive or not impose certain of the restrictive provisions contained in the Partnership Agreement and the Partnership is discussing BKC's position with BKC to clarify such provisions.

RESTAURANT ALTERATIONS AND RECONSTRUCTION

    It is important that the Current Properties be improved, expanded, rebuilt, or replaced from time to time. In addition to normal maintenance and repair requirements, each franchisee is required under BKC's Franchise Agreement and Lease/Sublease, at its own cost and expense, to make such alterations to a Burger King restaurant as may be reasonably required by BKC from time to time in order to modify the appearance of the restaurant to reflect the then current image requirements for Burger King restaurants. Most of the Current Properties that are operating as Burger Kings are 15 to 20 years old, and the Partnership believes that many of these properties require substantial improvements to maximize sales and the conditions of many of these properties is below BKC's current image requirements.


    Recently, in order to encourage the early renewal of existing Leases/Subleases, the Partnership has established an "Early Renewal Program" whereby the Partnership has offered to certain tenants the right to renew existing Leases/Subleases for up to an additional 20 years in consideration for remodeling grants for the properties of up to $30,000. As a result of this Program, to date, the Partnership has extended the lease term for 20 Leases/Subleases. The purpose of this Program is to extend the term of existing Leases/Subleases prior to the end of the lease term and to enhance the value of the underlying property to the Partnership.


COMPETITION


    The restaurants operated on the properties are subject to significant competition (including competition from other national and regional fast food restaurant chains, including Burger King restaurants, local restaurants, restaurants owned by BKC or affiliated entities, national and regional restaurant chains that do not specialize in fast food but appeal to many of the same customers, and other competitors such as convenience stores and supermarkets that sell prepared and ready-to-eat foods. The success of the Partnership depends, in part, on the ability of the restaurants operated on the properties to compete successfully with such businesses. The Partnership does not anticipate that it will seek to engage directly in or meet such competition. Instead, the Partnership will be dependent upon the experience and ability of the lessees operating the restaurants located on the properties and the particular franchise system generally to compete with these other restaurants and similar operations. The Partnership believes that the ability of its lessees to compete is affected by their compliance with the image requirements at their restaurants.


    Management believes, based on its industry knowledge and experience, that there is only one other publicly-owned entity that dedicates substantially all of its assets and efforts to acquiring and managing properties operated as fast food or casual dining restaurants. However, other publicly-held entities, as well as numerous private firms and private individuals, compete with the Partnership for the acquisition of restaurant properties. Such investors may have greater financial resources than the Partnership.


REGULATION

    The Partnership, through its ownership of interests in and management of real estate, is subject to various environmental, health, land-use and other regulation by federal, state and local governments that affects the development and regulation of restaurant properties. The Partnership's leases impose the primary obligation for regulatory compliance on the operators of the restaurant properties.

    ENVIRONMENTAL REGULATION. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or within its property. Such liability may be imposed without regard to whether the owner or operator knew of, or caused the release of the hazardous substances. In addition to liability for cleanup costs, the presence of hazardous substances on a property could result in the owner or operator incurring liability as a result of a claim by an employee or another person for personal injury or a claim by an adjacent property owner for property damage.


    In connection with the Partnership's acquisition of a new property, a Phase I environmental assessment is obtained. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters including an on-site inspection to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment reveal potential issues, a Phase II assessment which may include soil testing, ground water monitoring or borings to locate underground storage tanks, is ordered for further evaluation and, depending upon the results of such assessment, the transaction is consummated or the acquisition is terminated.


    The Partnership is not currently a party to any litigation or administrative proceeding with respect to any property's compliance with environmental standards. Furthermore, the Partnership is not aware of nor does it anticipate any such action, or the need to expend any of its funds, in the foreseeable future in connection with its operations or ownership of existing properties which would have a material adverse effect upon the Company.

    AMERICANS WITH DISABILITIES ACT ("ADA"). Under the ADA, all public accommodations, including restaurants, are required to meet certain federal requirements relating to physical access and use by disabled persons. A determination that the Partnership or a property of the Partnership is not in compliance with the ADA could result in the imposition of fines, injunctive relief, damages or attorney's fees. The Partnership's leases contemplate that compliance with the ADA is the responsibility of the operator. The Partnership is not currently a party to any litigation or administrative proceeding with respect to a claim of violation of the ADA and does not anticipate any such action or proceeding that would have a material adverse effect upon the Company.

    LAND-USE; FIRE AND SAFETY REGULATIONS. In addition, the Partnership and its restaurant operators are required to operate the properties in compliance with various laws, land-use regulations, fire and safety regulations and building codes as may be applicable or later adopted by the governmental body or agency having jurisdiction over the location or the property or the matter being regulated. The Partnership does not believe that the cost of compliance with such regulations and laws will have a material adverse effect upon the Partnership.

    HEALTH REGULATIONS. The restaurant industry is regulated by a variety of state and local departments and agencies, concerned with the health and safety of restaurant customers. These regulations vary by restaurant location and type (i.e., fast food or casual dining). The Partnership's leases provide for compliance by the restaurant operator with all health regulations and inspections and require that the restaurant operator obtain insurance to cover liability for violation of such regulations or the interruption of business due to closure caused by failure to comply with such regulations. The Partnership is not currently a party to any litigation or administrative proceeding with respect to the compliance with health regulations of any property it finances, and does not anticipate any such action or proceeding that would have a material adverse effect upon the Partnership.

INSURANCE


    The Partnership requires its lessees to maintain adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies with commercially reasonable and customary deductibles and limits and the Partnership is an additional named insured under such policies. Certain types and amounts of insurance are required to be carried by each restaurant operator under the leases with the Partnership and the Partnership actively monitors tenant compliance with this requirement. The Partnership intends to require lessees of subsequently acquired property, including the Acquisition Properties, to obtain similar insurance coverage. There are, however, certain types of losses generally of a catastrophic nature, such as earthquakes and floods, that may be either uninsurable or not economically insurable, as to which the Partnership's properties (including the Current Properties and the Acquisition Properties) are at risk depending on whether such events occur with any frequency in such areas. An uninsured loss could result in a loss to the Partnership of both its capital investment and anticipated profits from the affected property. In addition, because of coverage limits and deductibles, insurance coverage in the event of a substantial loss may not be sufficient to pay the full current market value or current replacement cost of the Partnership's investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Partnership might not be adequate to restore its economic position with respect to such property.


PAYMENTS TO THE MANAGING GENERAL PARTNER


    The Partnership pays the Managing General Partner a non-accountable (no support is required for payment) annual allowance designed to cover the costs that the Managing General Partner incurs in connection with the management of the Partnership and the Properties (other than reimbursements for out-of-pocket expenses paid to third parties). The allowance is adjusted annually to reflect any cumulative increases in the Consumer Price Index occurring after January 1, 1986, and was $585,445 for the year ended December 31, 1995. The allowance is paid quarterly, in arrears.



    In addition, to compensate the Managing General Partner for its efforts and increased internal expenses resulting from additional properties, the Partnership will pay the Managing General Partner, with respect to each additional property purchased: (i) a one-time acquisition fee equal to 1% of the purchase price for such property and (ii) an annual fee equal to 1% of the purchase price for such property, adjusted for increases in the Consumer Price Index. For 1995, the one-time acquisition fee equaled $109,238 which was capitalized and the increased annual fee equaled $29,375. In addition, if the Rate of Return (as defined in the Partnership Agreement) on the Partnership's equity in all additional properties exceeds 12% per annum for any fiscal year, the Managing General Partner will be paid an additional fee equal to 25% of the cash flow received with respect to such additional properties in excess of the cash flow representing a 12% rate of return thereon. However, to the extent the Managing General Partner receives distributions in excess of those provided by its 1.98% Partnership interest, such distributions will reduce the fee payable with respect to such excess cash flow from any additional properties. See "Partnership Allocations" below. Except as provided above, such payments are in addition to distributions made by the Partnership to the Managing General Partner in its capacity as a partner in the Partnership. The Partnership may pay or reimburse the Managing General Partner for payments to affiliates for goods or other services if the price and the terms for providing such goods or services are fair to the Partnership and not less favorable to the Partnership than would be the case if such goods or services were obtained from or provided by an unrelated third party.

PARTNERSHIP ALLOCATIONS


    Net cash flow from operations of the Partnership that is distributed is allocated 98.02% to the Unitholders and 1.98% to the Managing General Partner until the Unitholders have received a simple (non-cumulative) annual return for such year equal to 12% of the Unrecovered Capital per Unit (as defined in the Partnership Agreement; such Unrecovered Capital is currently $19.68 per Unit and will be adjusted to give effect to the issuance of the Units hereunder in order to make the Unrecovered Capital uniform for all outstanding Units) reduced by any prior distributions of net proceeds of capital transactions); then any distributed cash flow for such year is allocated 75.25% to the Unitholders and 24.75% to the Managing General Partner until the Unitholders have received a total simple (non-cumulative) annual return for such year equal to 17.5% of the Unrecovered Capital Per Unit; and then any excess distributed cash flow for such year is allocated 60.4% to the Unitholders and 39.6% to the Managing General Partner. The Partnership may retain otherwise distributable cash flow to the extent the Managing General Partner deems appropriate.


    Net proceeds from financing and sales or other dispositions of the Partnership's properties are allocated 98.02% to the Unitholders and 1.98% to the Managing General Partner until the Unitholders have received an amount equal to the Unrecovered Capital Per Unit plus a cumulative, simple return equal to 12% of the balance of their Unrecovered Capital Per Unit outstanding from time to time (to the extent not previously received from distributions of prior capital transactions); then such proceeds are allocated 75.25% to the Unitholders and 24.75% to the Managing General Partner until the Unitholders have received a total cumulative, simple return equal to 17.5% of the Unrecovered Capital per Unit; and then such proceeds are allocated 60.4% to the Unitholders and 39.6% to the Managing General Partner. The Partnership may retain otherwise distributable net proceeds from financing and sales or other dispositions of the Partnership's properties to the extent the Managing General Partner deems appropriate.

    Operating income and loss of the Partnership for each year generally is allocated between the Managing General Partner and the Unitholders in the same aggregate ratio as cash flow is distributed for that year. Gain and loss from a capital transaction generally is allocated among the Managing General Partner and the Unitholders in the same aggregate ratio as net proceeds of the capital transaction are distributed except to the extent necessary to reflect capital account adjustments. In the case of both operating income or loss and gain or loss from capital transactions, however, the amount of such income, gain or loss allocated to the Managing General Partner and the Unitholders for the year will not necessarily equal the total cash distributed to the Managing General Partner and the Unitholders for such year. Upon transfer of a Unit, tax items allocable thereto generally will be allocated among the transferor and the transferee based on the period during the year that each owned the Unit, with each Unitholder on the last day of the month being treated as a Unitholder for the entire month.


REIT CONVERSION



    The Partnership, together with its legal and financial advisors, is currently evaluating the merits of converting to a self-advised, self-managed REIT. A conversion to a REIT involves numerous complex legal, financial and tax issues that must be analyzed fully before determining whether converting to a REIT is in the best interests of the Partnership and the Unitholders. Moreover, any such conversion must be approved by the limited partners in accordance with the terms of the Partnership Agreement.

    The Partnership anticipates that the necessary analysis will be completed in the fourth quarter of 1996. If the Partnership determines that converting to a REIT is in the best interests of the Partnership and the Unitholders, the conversion process is anticipated to be commenced prior to December 31, 1996, and should be completed as soon as possible thereafter, which the Partnership anticipates being prior to December 31, 1997.



    A REIT is not subject to federal income tax provided that certain restrictions are complied with. These restrictions are extensive and affect the structure and operations of REITs.



    A REIT is structured as a corporation that is governed by a Board of Directors that is elected by the shareholders. A self-advised, self-managed REIT is a REIT that is managed by the officers of the REIT and not by a third party. The Partnership has indicated that even if it does not convert to a REIT that it may become self-advised and self-managed, subject to the approval of the limited partners. This would entail the officers of the Managing General Partner becoming officers of the Partnership and being compensated by the Partnership. Currently, the Partnership compensates the Managing General Partner for managing the Partnership and acquiring properties, which in turn compensates its officers and employees.


EMPLOYEES


    The Partnership and the Managing General Partner each currently employ five individuals on either a full or part-time basis. In addition, the Managing General Partner retains, at the expense of the Partnership on an independent contract basis, other parties in connection with the operation of the Partnership and the Current Properties, including auditing, legal, property origination and other services.


LEGAL PROCEEDINGS

    The Partnership is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Partnership or its properties, other than routine litigation arising in the ordinary course of business.

                                   MANAGEMENT

    The Partnership is a limited partnership (of which U.S. Restaurant Properties, Inc. is the Managing General Partner) and has no directors or officers. The executive officers of the Managing General Partner are Robert J. Stetson, President and Chief Executive Officer, and Fred H. Margolin, Chairman of the Board, Secretary and Treasurer. They have served in such positions and as directors since the acquisition of the Managing General Partner on May 27, 1994. Messrs. Stetson and Margolin are controlling stockholders and serve as executive officers and directors of the Managing General Partner (subject to election by its board of directors). The following is a biographical summary of the experience of the directors and executive officers of the Managing General Partner.


    ROBERT J. STETSON. Mr. Stetson is the President, Chief Executive Officer and a director of the Managing General Partner. Since 1978, Mr. Stetson has been primarily engaged in restaurant chain management, including the acquisition and management of restaurant properties. Prior to 1987, Mr. Stetson served in several positions with PepsiCo Inc. and its subsidiaries, including Chief Financial Officer of Pizza Hut. From 1987 until 1992, Mr. Stetson served as a senior executive in restaurant and retailing subsidiaries of Grand Metropolitan PLC, the ultimate parent corporation of Burger King. During this period, Mr. Stetson served as the Chief Financial Officer and later President - Retail Division of Burger King and Chief Financial Officer and later Chief Executive Officer of Pearle Vision. As Chief Financial Officer of Burger King, Mr. Stetson was responsible for managing more than 750 restaurants that Burger King leased to tenants. Mr. Stetson is also a director of Bayport Restaurant Group and Bugaboo Creek Steakhouse Inc., both publicly-traded restaurant companies. Mr. Stetson received a Bachelor of Arts degree from Harvard College and an M.B.A. from Harvard Business School. Mr. Stetson is 45 years old.



    FRED H. MARGOLIN. Mr. Margolin is the Chairman, Secretary, Treasurer and a director of the Managing General Partner. In 1977, Mr. Margolin founded Intercon General Agency, a national insurance agency specializing in the development and marketing of insurance products for financial institutions. Mr. Margolin served as the Chief Executive Officer of Intercon General Agency from its inception until its sale to a public company in 1982. In 1979, Mr. Margolin founded and became the President of American Eagle Premium Finance Company, one of the largest independent premium finance companies in Texas. From 1982 through 1988, Mr. Margolin developed and then leased or sold shopping centers having an aggregate cost of approximately $50,000,000. Mr. Margolin received a Bachelor of Science degree from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School. Mr. Margolin is 46 years old.



    GERALD H. GRAHAM. Mr. Graham is a director of the Managing General Partner. Mr. Graham is a professor and the Dean of the Barton School of Business at Wichita State University. Mr. Graham is 58 years old.



    DAVID K. ROLPH. Mr. Rolph is a director of the Managing General Partner. Mr. Rolph is the President of the Tex-Mex restaurant chain, "Carlos O'Kellys" and the Vice President of Sasnak Management Corp., a restaurant management company. Mr. Rolph is 47 years old.



    DARREL L. ROLPH. Mr. Rolph is a director of the Managing General Partner. Mr. Rolph is the Secretary of "Carlos O'Kellys" and the President of the Sasnak Management Corp., a restaurant management company. Mr. Rolph is 59 years old.



    EUGENE G. TAPER. Mr. Taper is a director of the Managing General Partner. Mr. Taper is a certified public accountant and a business consultant and retired partner, since 1993, of Deloitte & Touche LLP, an international public accounting firm. Mr. Taper is 59 years old.

                              DESCRIPTION OF UNITS


    The following paragraphs generally describe the Units and certain provisions of the Deposit Agreement and the Depositary Receipt. The following discussion is qualified in its entirety by reference to the Partnership Agreement, the Deposit Agreement and the Depositary Receipt, which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.


GENERAL


    The percentage interest in the Partnership represented by a Unit is equal to the ratio it bears at the time of such determination to the total number of Units in the Partnership (including any undeposited Units) outstanding, multiplied by the aggregate percentage interest in the Partnerships of all Unitholders. Each Unit evidences entitlement to a portion of the Partnership's cash flow, proceeds from capital transactions and allocations of net income and net loss, as determined in accordance with certain provisions of the Partnership Agreement, including provisions for increased distributions and allocations to the Managing General Partner (and correspondingly decreased distributions and allocations to the Unitholders) of cash flow and proceeds of capital transactions above certain levels. To maintain the uniformity of the Units, the Managing General Partner is authorized to make certain adjustments to the capital accounts, unrecovered capital and preferred returns so that all of the Units will reflect the same amounts on a per Unit basis. Such adjustments to the unrecovered capital will generally dilute the interests of purchasers of the Units. In addition, a Unitholder's percentage interest in the Partnership will be diluted if the Partnership issues Units to a general partner in connection with the conversion of its interest as a general partner into Units upon its withdrawal or removal.



    Upon the consummation of this Offering (and upon consummation of any exercise of the over-allotment option), the Managing General Partner will deposit all of the Units offered and sold pursuant hereto with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"). Purchasers of Units in this Offering will not be required to execute Transfer Applications, but subsequent transferees of the Depositary Receipts (or their brokers, agents or nominees on their behalf) will be required to execute a Transfer Application in the form appearing on the back of the Depositary Receipt. Although purchasers of Units in this Offering will not be required to execute Transfer Applications, they will be deemed to have agreed to be bound by the terms and conditions of the Partnership Agreement, the Deposit Agreement and the Depositary Receipt.


    Depositary Receipts may be held in a "street name" account or by any other nominee holder. In such event, the nominee holder will be required to provide the Partnership an undertaking to provide transferees with copies of all reports issued by the Partnership to the Unitholders. The Partnership will not recognize the transfer of Units held by a nominee holder from one beneficial owner to another unless the nominee holder submits an executed Transfer Application on behalf of the transferee. In the absence of written notice to the Partnership or the Depositary to the effect that a holder of Units is holding such Units in the capacity of nominee holder and identifying the beneficial owner thereof, the Partnership will treat the nominee holder of a Depositary Receipt as the absolute owner thereof for all purposes, and the beneficial owner's rights shall be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

TRANSFER OF THE DEPOSITARY RECEIPTS


    The Depositary Receipts are transferable upon compliance with the procedure described below. A transferee of a Depositary Receipt will be an assignee with respect to the Unit evidenced thereby unless and until the Managing General Partner, in its sole and absolute discretion, consents to the admission of such transferee as a Substituted Limited Partner (as defined in the Partnership Agreement) with respect to such Unit and amends the Partnership Agreement to reflect such admission. Although the Managing General Partner reserves the right, in its sole and absolute discretion, to refuse to consent to the admission of any transferee of a Depositary Receipt for any reason or for no reason at all, the Managing General Partner currently anticipates that it generally will consent to the admission of transferees of Depositary Receipts who comply with the procedure described below.


    A subsequent transferee of a Depositary Receipt (or his or her broker, dealer or nominee holder on his or her behalf) will be required to deliver an executed Transfer Application to the Depositary prior to registration of a transfer by the Depositary. Transfer Applications appear on the back of each Depositary Receipt and also will be furnished at no charge by the Depositary or other transfer agent upon receipt of a request therefor. A subsequent transferee of a Depositary Receipt, whether or not a Transfer Application has been executed by or on his behalf, will be deemed to have (a) agreed to be bound by the terms and conditions of the Deposit Agreement and Depositary Receipt, (b) agreed to be bound by the terms and conditions of the Partnership Agreement, (c) executed any documents reasonably required by the Partnership in connection with the transfer and such admission, and (d) granted the power of attorney described below. A request by any broker, dealer or other nominee holder to register transfer of a Depositary Receipt, however signed (including by any stamp, mark or symbol executed or adopted with intent to authenticate the Depositary Receipt), will be deemed to be execution of a Transfer Application by and on behalf of such nominee and the beneficial owner of such Depositary Receipt. Until the transfer of a Depositary Receipt has been registered on the books of the Depositary or another transfer agent, the Depositary and the Partnership will treat the record holder thereof as the absolute owner thereof for all purposes.


    Transferees who do not execute a Transfer Application (either themselves or through their broker, agent or nominee on their behalf) will not be treated either as an Assignee or as a record holder of Units and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Units. Nonetheless, any transferee of a Unit conclusively will be deemed to have agreed to be bound by the terms of the Partnership Agreement, the Deposit Agreement and the Depositary Receipt.


    Pursuant to the terms of the Partnership Agreement, each purchaser of a Unit in this Offering and each subsequent transferee of a Depositary Receipt appoints the Managing General Partner and each of the Managing General Partner's authorized officers and attorneys-in-fact as such transferee's attorney-in-fact
(a) to enter into the Deposit Agreement and deposit the Units of such transferee in the deposit account established by the Depositary, and (b) to make, execute, file and/or record (i) documents with respect to the qualification of the Partnership as a limited partnership in Delaware and any other appropriate jurisdictions; (ii) other documents requested by, or appropriate under the laws of, any appropriate jurisdiction; (iii) instruments with respect to any amendment of the Partnership Agreement; (iv) conveyances and other instruments or documents with respect to the dissolution, termination, and liquidation of the Partnership pursuant to the terms of the Partnership Agreement; (v) financing statements or other documents necessary to grant or perfect a security interest, mortgage, pledge or lien on all or any of the assets of the Partnership; (vi) instruments or papers required to continue the business of the Partnership pursuant to the Partnership Agreement; (vii) instruments relating to the admission of any Partner to the Partnership; and (viii) all other instruments deemed necessary or advisable to carry out the provisions of the Partnership Agreement. Such power of attorney is irrevocable, will survive the subsequent death, incompetency, dissolution, disability, incapacity, bankruptcy or termination of granting transferee, and will extend to such transferee's heirs, successors and assigns.


WITHDRAWAL OF UNITS

    The Deposit Agreement generally provides that a record holder of a Unit on deposit may withdraw such Unit from the Depositary upon written request and surrender of the Depositary Receipt evidencing such Unit. A Unit withdrawn from the Depositary will be evidenced by a certificate issued by the Partnership. Withdrawn Units may not be transferred except upon death, by operation of law or by transfer to the Partnership, but record holders of withdrawn Units will continue to receive their respective share of distributions and allocations pursuant to the terms of the Partnership Agreement.

In order to transfer a Unit withdrawn from the Depositary (other than upon death, by operation of law or to the Partnership), a Unitholder must redeposit the certificate representing such Unit with the Depositary and request issuance of a Depositary Receipt, which then may be transferred. Any redeposit of such Unit with the Depositary will require 60 days' advance written notice and payment of a redeposit fee (currently $5.00 per 100 Units (or portion thereof)) and will be subject to satisfaction of certain other procedural requirements under the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The Depositary at any time may resign as Depositary and at any time may be removed by the Partnership. The resignation or removal of the Depositary becomes effective upon the appointment of a successor Depositary by the Partnership and written acceptance by the successor Depositary of such appointment. In the event a successor Depositary is not appointed within 30 days of notification of such resignation or removal, the Managing General Partner will act as Depositary until a successor Depositary is appointed. Any corporation into or with which the Depositary may be merged or consolidated will be the successor Depositary without the execution or filing of any document or any further act.

AMENDMENT

    Subject to the restrictions described below, the Deposit Agreement (including the form of Depositary Receipt) may be amended by the mutual agreement of the Managing General Partner, the Partnership and the Depositary. In the event any such amendment adversely affects any substantial rights of holders of Units on deposit, such amendment will not be effective without the affirmative vote or consent of record holders of a majority of the Units on deposit, as described below. No amendment to the Deposit Agreement may impair the right of a Unitholder to surrender the Depositary Receipt and withdraw any or all of the Units evidenced thereby or to redeposit Units pursuant to the Deposit Agreement and receive a Depositary Receipt evidencing such redeposited Units.

    Any amendment of the Deposit Agreement that imposes any fee, tax or charge (other than the fees and charges set forth in the Deposit Agreement) upon Depositary Receipts will not be effective until the expiration of 30 days after notice of the amendment has been given to the record holders of Depositary Receipts or, if the amendment is presented for a vote of the record holders of Units on deposit, until it has been approved by the affirmative vote of the record holders of a majority of such Units.

    For the purpose of considering any amendment of the Deposit Agreement that adversely affects any substantial right of the record holders of Units on deposit, the Partnership may call a meeting of the record holders of such Units according to the procedures set forth in the Deposit Agreement. Such an amendment of the Deposit Agreement also may be approved if record holders of a majority of such Units, as of a record date selected by the Depositary, consent thereto in a writing filed with the Depositary.

TERMINATION

    The Partnership may not terminate the Deposit Agreement unless such termination (a) is in connection with the Partnership entering into a similar agreement with a new depositary selected by the Managing General Partner, (b) is as a result of the Partnership's receipt of an opinion of counsel to the effect that such termination is necessary for the Partnership to avoid being treated as an association taxable as a corporation for federal income tax purposes or to avoid being in violation of any applicable federal or state securities laws, or
(c) is in connection with the dissolution of the Partnership. The Depositary will terminate the Deposit Agreement, when directed to do so by the Partnership not less than 45 days prior to the date fixed for termination, by mailing notice of termination to the record holders of all Depositary Receipts then outstanding at least 30 days before the date fixed for the termination in such notice. Termination will be effective on the date fixed in the notice, which date must be at least 30 days after it is mailed.

DUTIES AND STATUS OF DEPOSITARY

    The Managing General Partner may request the Depositary to act as paying agent with respect to any distributions by the Partnership. In addition to its out-of-pocket expenses, the Depositary will charge the Partnership fees for serving as Depositary, for transferring Depositary Receipts, for withdrawal or redepositing of Units and for any preparation and mailing of distribution checks. All such fees and expenses will be borne by the Partnership, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, tax or other governmental charges, special charges for services requested by Unitholders (including redeposit of withdrawn Units) and other similar fees or charges will be borne by the affected Unitholders. There will be no charge to Unitholders for any disbursements by the Depositary of Partnership distributions.

    First Chicago Trust Company of New York currently acts as the registrar and transfer agent for the Depositary Receipts.

                       FEDERAL INCOME TAX CONSIDERATIONS


    This section was prepared by Middleberg, Riddle & Gianna, counsel to the Partnership ("Counsel") and addresses all material income tax consequences to individuals who are citizens or residents of the United States. This section reflects Counsel's opinion with respect to the matters set forth except for statements of fact and the representations and estimates of the results of future operations of the Managing General Partner included in such discussion as to which no opinion is expressed. Counsel bases its opinions on its interpretation of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations issued thereunder, judicial decisions, the facts set forth in this Prospectus and certain factual representations made by the Managing
General Partner. Counsel's opinions are subject to both the accuracy of such facts and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to changes and interpretations that may or may not be retroactively applied.


    No ruling has been requested from the IRS with respect to the classification of the Partnerships as partnerships for federal income tax purposes or any other matter affecting the Partnerships. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of these conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the Managing General Partner. Furthermore, no assurance can be given that the tax consequences of investing in the Partnership will not be significantly modified by future legislation or administrative changes or court decisions. Any such modifications may or may not be retroactively applied.

    It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the sale of Units made by this Prospectus and of an investment in such Units. Moreover, certain types of taxpayers such as tax-exempt entities, regulated investment companies and insurance companies may be subject to rules and regulations unique to their status or form of organization in addition to those rules and regulations described herein. Each prospective Unitholder should consult his own tax advisor in deciding to acquire Units.

PARTNERSHIP STATUS

    A partnership is not a taxable entity and incurs no federal income tax liability. Each partner is required to take into account in computing his federal  income  tax liability  his allocable  share  of income,  gains, losses,
deductions  and  credits  of  the   partnership,  regardless  of  whether   cash
distributions are made. Distributions by a partnership to a partner are generally not taxable unless the distribution is in excess of the partner's tax basis in his partnership interest.

    Counsel is of the opinion that under present law, and subject to the conditions and qualifications set forth below, for federal income tax purposes, the Partnerships will be treated as partnerships. Counsel's opinion as to the partnership status of the Partnerships is based principally upon its interpretation of the factors set forth in Treasury Regulations under Section 7701 of the Code, its interpretation of Section 7704 of the Code, and upon certain representations made by the Managing General Partner. However, it should be noted that neither Partnership satisfies the requirements to obtain an advance ruling from the IRS with respect to its classification as a partnership for federal income tax purposes.


    The Treasury Regulations under Section 7701 of the Code provide that the determination of whether a limited partnership will be classified as a partnership or as an association taxable as a corporation for federal income tax purposes depends upon the extent to which the partnership has the corporate characteristics of continuity of life, free transferability of interests, centralization of management and limited liability. A limited partnership having no more than two of these four characteristics will ordinarily be classified as a partnership for federal income tax purposes. Under Proposed Regulations
Section 301.7701-1, the classification determination would be elective for many business entities including the Partnership. Although the current regulations will continue to apply until the

Proposed Regulations are finalized, transitional rules state that the IRS will not challenge the partnership classification of certain eligible entities which have a reasonable basis for their claimed classification. In Counsel's opinion, neither Partnership has the corporate characteristics of continuity of life or limited liability, and the Operating Partnership does not have the corporate characteristic of free transferability of interests. Based on this analysis, Counsel has concluded that neither Partnership will be classified as an association taxable as a corporation under Section 7701 of the Code.


    Section 7704 of the Code provides that publicly-traded partnerships shall, as a general rule, be taxed as corporations despite the fact that they are not classified as associations taxable as corporations under Section 7701. Section 7704 of the Code provides an exception to this general rule (the "Real Property Rent Exception") for a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income". "Qualifying income" includes real property rental income and gain from the sale or other disposition of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income."

    Real property rent is defined, under Section 7704 of the Code, as amounts which would qualify as rent from real property under Section 856(d) of the Code (the provisions of the Code dealing with Real Estate Investment Trusts). Although substantially all of the income of the Partnership consists of qualifying rental income, the Partnership currently engages in activities that give rise to non-qualifying rental income and may enter into other such transactions in the future. Rental income of the Partnership may not qualify as real property rent pursuant to Section 856 of the Code because the Partnership, directly or indirectly through the constructive ownership rules contained in
Section 318 of the Code, owns more than 10% of the capital or profits interest in any tenant leasing real property from the Partnership. The Partnership, through such attribution rules, owns greater than a 10% interest in one tenant which leases three (3) Burger King restaurant properties from the Partnership. However, such non-qualifying income is less than 3.5% of total Partnership gross income. With respect to other transactions in which the Managing General Partner has or may acquire an ownership interest in any tenant, the Managing General Partner has represented that it and its affiliates will not acquire, or allow any Unitholder owning more than 5% of total Units outstanding, to acquire greater than a 10% ownership interest in such tenant.

    Additionally, the Partnership has purchased items of personalty and equipment and leased such items to tenants in conjunction with real property leases. To the extent that the rental income attributable to such equipment exceeds 15% of total rental income for the real property and equipment, such rental income would not qualify as real property rent. The Partnership generally separately allocates rental income between equipment and real property, and the equipment component of such rental income is generally less than 15% of the total rental income. Assuming that such allocation is valid, no portion of the rental income attributable to equipment and personal property should constitute non-qualifying income.

    The Partnership estimates that a total of 3.5% of its gross income for taxable year 1996 will not constitute qualifying income, and estimates that less than 3.5% of its gross income for each subsequent taxable year will not constitute qualifying income.

    If the Partnership fails to meet the Real Property Rent Exception to the general rule of Section 7704 of the Code (other than a failure determined by the IRS to be inadvertent which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly-formed corporation (on the first day of the year in which it fails to meet the Real Property Rent Exception) in return for stock in such corporation, and then distributed such stock to the Unitholders in liquidation of their interest in the Partnership.

    In rendering its opinion that neither Partnership will be treated as a partnership for federal income tax purposes, Counsel has relied on the following factual representations by the Managing General Partner as to the Partnerships:

       1. Each Partnership will be operated in accordance with applicable state partnership statutes, its partnership agreement and the statements and representations made in this Prospectus.

       2. Except as otherwise required by Section 704(c) of the Code, the general partner of each Partnership will have at least a 0.99%
    interest in each material item of income, gain, loss, deduction and credit of its respective Partnership.

       3. For each taxable year, less than 10% of each Partnership's gross income will be derived from sources other than (i) real property rental income and gain from the sale or other disposition of real property, or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code.

       4.  The   Managing  General   Partner  of   each  Partnership   will  act
           independently of such Partnership's limited partners.

    If either Partnership was taxable as a corporation or treated as an association taxable as a corporation in any taxable year, its income, gains, losses, deductions and credits would be reflected only on its tax return rather than being passed through to its partners and its taxable income would be taxed at corporate rates. In addition, its distributions to each of its partners would be treated as either dividend income (to the extent of its current or accumulated earnings and profits), and, in the absence of earnings and profits, as a nontaxable return of capital (to the extent of such partner's tax basis in his interest therein) or taxable capital gain (after such partner's tax basis in his interest therein is reduced to zero). Furthermore, losses realized by such Partnership would not flow through to the Unitholders. Accordingly, treatment of either Partnership as a corporation for federal income tax purposes would probably result in a material reduction in a Unitholder's cash flow and after-tax return.

    The discussion below is based on the assumption that each Partnership will be classified as a partnership for federal income tax purposes. If that assumption proves to be erroneous, most, if not all, of the tax consequences described below would not be applicable to Unitholders.

PARTNER STATUS

    Unitholders who have become limited partners of the Partnership pursuant to the provisions of the Partnership Agreement will be treated as partners of the Partnership for federal income tax purposes.

    The IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of such ruling, except as otherwise described herein, (i) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners of the Partnership, and (ii) Unitholders whose Units are held in street name or by another nominee will be treated as partners for federal income tax purposes. As such ruling does not extend, on its facts, to assignees of Units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the tax status of such Unitholders is unclear, and Counsel expresses no opinion with respect to the status of such assignees. Such Unitholders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Units who does not execute and deliver a transfer application may not receive certain federal income tax information or reports furnished to record holders of Units unless the Units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such Units.

    A beneficial owner of Units whose Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Units for federal income tax purposes. See "-- Tax Treatment of Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

    FLOW-THROUGH OF TAXABLE INCOME

    The Partnership's income, gains, losses, deductions and credits will consist of its allocable share of the income, gains, losses, deductions and credits of the Operating Partnership and dividends from its corporate subsidiaries. Because the Partnership is not a taxable entity and incurs no federal income tax liability, each Unitholder will be required to take into account his allocable share of income, gain, loss and deductions of the Operating Partnership (through the Partnership) without regard to whether corresponding cash distributions are received by Unitholders. Consequently, a Unitholder may be allocated income from the Partnership although he has not received a cash distribution in respect of such income.

    TREATMENT OF PARTNERSHIP DISTRIBUTIONS

    Under Section 731 of the Code, distributions by the Partnership to a Unitholder generally will not be taxable to such Unitholder for federal income tax purposes to the extent of his tax basis in his Units immediately before the distribution. Cash distributions (and, in certain circumstances, distributions of marketable securities) in excess of such basis generally will be considered to be gain from the sale or exchange of the Units, taxable in accordance with the rules described under "-- Disposition of Units." Any reduction in a Unitholder's share of the Partnership's liabilities included in his tax basis in his Units will be treated as a distribution of cash to such Unitholder. See "-- Tax Basis of Units." A decrease in a Unitholder's percentage interest in the Partnership because of a Partnership offering of additional Units will decrease such Unitholder's share of nonrecourse liabilities and, thus, will result in a corresponding deemed distribution of cash.

    A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his tax basis in his Units, if such distribution reduces the Unitholder's share of the Partnership's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (i) the non-pro rata portion of such distribution over (ii) the Unitholder's tax basis for the share of such
Section 751 Assets deemed relinquished in the exchange.

    TAX BASIS OF UNITS


    In general, a Unitholder's tax basis for his Units initially will be equal to the price of such Units to him. A Unitholder's tax basis will generally be increased by (i) his share of Partnership taxable income and (ii) his share of Partnership liabilities that are without recourse to any Partner ("nonrecourse liabilities"), if any. Generally, a Unitholder's tax basis in his interest will be decreased (but not below zero) by (i) his share of Partnership distributions,
(ii) his share of decreases in nonrecourse liabilities of the Partnership, (iii) his share of losses of the Partnership and (iv) his share of nondeductible expenditures of the Partnership that are not chargeable to capital. A Unitholder's share of nonrecourse liabilities will generally be based on his share of the Partnership's profits. The Partnership's present debt financing in the maximum principal amount of $40 million is fully recourse to the Managing General Partner and would therefore not be includable in the Unitholder's tax basis for their Units, although the Business Trust has obtained debt financing which is nonrecourse to the Partnership in the maximum principal amount of $20 million. Accordingly, at the time that a Unitholder makes the adjustment to his share of Partnership properties pursuant to Section 743(b) of the Code, the Unitholder will not be permitted to include the recourse debt financing of the Partnership but may be entitled to include a portion of the Partnership's nonrecourse financing, in such adjustment. See "-- Tax Treatment of Operations
- -- Section 754 Election."

    LIMITATIONS ON DEDUCTIBILITY OF LOSSES

    The passive loss limitations contained in Section 469 of the Code generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from such passive activities or investments. The passive loss limitations are to be applied separately with respect to publicly-traded partnerships. Consequently, losses generated by the Partnership, if any, will be available to offset only future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership to an unrelated party in a fully taxable transaction.

    A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. According to an IRS announcement, Treasury regulations will be issued which characterize net passive income from a publicly traded partnership as investment income for purposes of deducting investment interest.

    In addition to the foregoing limitations, a Unitholder may not deduct from taxable income his share of Partnership losses, if any, to the extent that such losses exceed the lesser of (i) the tax basis of his Units at the end of the Partnership's taxable year in which the loss occurs and (ii) the amount for which the Unitholder is considered "at risk" under Section 465 of the Code at the end of that year. In general, a Unitholder will initially be "at risk" to the extent of the purchase price of his Units. A Unitholder's "at risk" amount increases or decreases as his tax basis in his Units increases or decreases, except that nonrecourse liabilities (or increases or decreases in such liabilities) of the Partnership generally do not affect his "at risk" amount. Losses disallowed to a Unitholder as a result of these rules can be carried forward and will be allowable to the Unitholder to the extent that his tax basis or "at risk" amount (whichever was the limiting factor) is increased in a subsequent year. The "at risk" rules apply to an individual Unitholder, a shareholder of a corporate Unitholder that is an S corporation and a corporate Unitholder if 50% or more of the value of such stock is owned directly or indirectly by five or fewer individuals.

    ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

    The Partnership Agreement requires that a capital account be maintained for each partner in accordance with the tax accounting principles set forth in applicable Treasury Regulations under Section 704 of the Code. Distributions upon liquidation of the Partnership are to be made in accordance with positive capital account balances.

    In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the Managing General Partner and the Unitholders in accordance with their respective interests in the Partnership. Notwithstanding the above, as required by Section 704(c) of the Code, certain items of Partnership income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of certain property held by the Partnership ("Contributed Property"). Transactions which result in a required Section 704(c) allocation with respect to Contributed Property may arise if (i) a Unitholder contributes appreciated or depreciated property, rather than cash, to the Partnership, or (ii) additional Partnership Units are issued for cash, and at the time of such issuance, the capital account of the existing partners are restated to account for the difference between the tax basis and fair market value of Partnership property. The Partnership has previously participated in several transactions described in clause (i) above. Upon the issuance of the Units, the capital accounts of the existing partners will be restated as described in clause (ii) above. Accordingly, with respect to each such transaction, the Partnership will be required to make Section 704(c) allocations.

    In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change, but a change in the character of the income allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balances as quickly as possible.

    Under Section 704(c) of the Code, the partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). To the extent the ceiling limitation is or becomes applicable, the Partnership Agreement will require that certain items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitation. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of the Unitholders. Treasury Regulations under Section 704(c) of the Code permit a partnership to make reasonable curative allocations to reduce or eliminate disparities between the tax basis and value attributable to Contributed Properties.

    Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership income, and investors should be aware that the allocations of recapture income in the Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

    INCOME AND DEDUCTIONS IN GENERAL

    No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of income, gains, losses and deductions of the Partnership. Such items must be included on the Unitholder's federal income tax return without regard to whether the Partnership makes a distribution of cash to the Unitholder. A Unitholder is generally entitled to offset his allocable share of the Partnership's passive income with his allocable share of losses generated by the Partnership, if any. See "-- Tax Consequences of Unit Ownership -- Limitations on Deductibility of Losses."

    The Partnership has adopted a convention with respect to transferring Unitholders which generally allocates the Net Income or Net Loss of the Partnership proportionately to each day of the year, and treats any Unitholder owning a Unit as of the last day of the month as owning the Unit for the entire month.

    ACCOUNTING METHOD AND TAXABLE YEAR

    The Partnership utilizes the calendar year as its taxable year and adopted the accrual method of accounting for federal income tax purposes.

    DEPRECIATION METHOD

    The Partnership elected to use the straight-line depreciation method with respect to its real property assets. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated depreciation methods permitted by Section 168 of the Code.

    SECTION 754 ELECTION

    Each Partnership will make the election permitted by Section 754 of the Code effective for Partnership taxable year 1996. Such election will generally permit a purchaser of Units to adjust his share of the tax basis in the Partnership's properties pursuant to Section 743(b) of the Code. Such elections are irrevocable without the consent of the IRS. The Section 743(b) adjustment is attributed solely to a purchaser of Units and is not added to the tax basis of the Partnership's assets associated with all of the Unitholders described above under the heading "-- Initial Tax Basis of Partnership Assets" (the "Common Bases"). The amount of the adjustment under Section 743(b) is the difference between the Unitholder's tax basis in his Units and the Unitholder's proportionate share of the Common Bases attributable to the Units pursuant to
Section 743. The aggregate amount of the adjustment computed under Section 743(b) is then allocated among the various assets of the Partnership pursuant to the rules of Section 755. The Section 743(b) adjustment acts in concert with the
Section 704(c) allocations (including the curative allocations, if respected) in providing the purchaser of Units with the equivalent of a tax basis in his share of the Partnership's properties equal to the fair market value of such share. See "-- Allocation of Partnership Income, Gain, Loss and Deduction -- The Partnership Agreement" and "-- Uniformity of Units."

    Proposed Treasury  Regulation  Section  1.168-2(n)  generally  requires  the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the transfer occurs. The legislative history of Section 197 of the Code indicates that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible should be similarly treated. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The Partnership utilizes the straight line method on such property. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Bases in such properties. The Managing General Partner is authorized to adopt a convention to preserve the uniformity of Units despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6). See "-- Uniformity of Units."

    Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized disparity between the tax basis and value attributable to Contributed Property) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Bases of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation
Section 1.167(c)-1(a)(6) or the legislative history of Section 197 of the Code. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Bases or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "-- Uniformity of Units."

    The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than certain of the Partnership's tangible assets. Alternatively, it is possible that the IRS might seek to treat the portion of such Section 743(b) adjustment attributable to the underwriters' discount as if it were allocable to a non-deductible syndication cost.

    A Section 754 election is advantageous when the transferee's tax basis in such Units is higher than such Units' share of the aggregate tax basis in the Partnership's assets immediately prior to the transfer. In such case, pursuant to the election, the transferee will take a new and higher tax basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election would be disadvantageous if the transferee's tax basis in such Units is lower than such Units' share of the aggregate tax basis in the Partnership's assets immediately prior to the transfer. Thus, the amounts that a Unitholder would be able to obtain on a sale or other disposition of his Units may be affected favorably or adversely by the elections under Section 754.

    The calculations and adjustments in connection with the Section 754 election depend, among other things, on the date on which a transfer occurs and the price at which the transfer occurs. To help reduce the complexity of those calculations and the resulting administrative cost to the Partnership, the Managing General Partner will apply the following method in making the necessary adjustments pursuant to the Section 754 election on transfers subsequent to the transfers pursuant to this offering: the price paid by a transferee for his Units will be deemed to be the lowest quoted trading price for the Units during the calendar month in which the transfer was deemed to occur, without regard to the actual price paid. The application of such convention yields a less favorable tax result, as compared to adjustments based on actual price, to a transferee who paid more than the "convention price" for his Units. The calculations under Section 754 elections are highly complex, and there is little legal authority concerning the mechanics of the calculations, particularly in the context of publicly traded partnerships. It is possible that the IRS will successfully assert that the adjustments made by the Managing General Partner do not meet the requirements of the Code or the applicable regulations and require a different tax basis adjustment to be made.

    Should the IRS require a different tax basis adjustment to be made, and should, in the Managing General Partner's opinion, the expense of compliance exceed the benefit of the election, the Managing General Partner may seek permission from the IRS to revoke the Section 754 election previously made for the Partnership. Such a revocation may increase the ratio of a Unitholder's distributive share of taxable income to cash distributions and adversely affect the amount that a Unitholder will receive from the sale of his Units.

    ESTIMATES OF RELATIVE FAIR MARKET VALUES AND BASIS OF PROPERTIES

    The consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the Managing General Partner of the relative fair market values and determinations of the tax basis of the assets of the
Partnership. The federal income tax consequences of such estimates and determinations of tax basis may be subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of tax basis were found to be incorrect, the character and amount of items of income, gain, loss, deduction or credit previously reported by Unitholders might change, and Unitholders might be required to amend their previously filed tax returns or to file claims for refund. See "-- Administrative Matters -- Valuation Overstatements."

    TREATMENT OF SHORT SALES

    A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units would appear to be considered as having transferred beneficial ownership of such Units and would, thus, no longer be a partner with respect to such Units during the period of such loan. As a result, during such period, any Partnership income, gains, deductions, losses or credits with respect to such Units would appear not to be reportable by such Unitholder, any cash distributions received by the Unitholder with respect to such Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS also may contend that a loan of Units to a "short seller" constitutes a taxable exchange. If such a contention were successfully made, the lending Unitholder may be required to recognize gain or loss. Unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.

    ALTERNATIVE MINIMUM TAX

    Each Unitholder will be required to take into account his share of any items of Partnership income, gain or loss for purposes of the alternative minimum tax. A portion of the Partnership's

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depreciation  deductions may be  treated as an  item of tax  preference for this purpose. A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

    TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS

    Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) are subject to federal income tax on unrelated business taxable income ("UBIT"). Substantially all of the income of the Partnership is rental income from real property which is excluded from the definition of UBIT. However, to the extent that any rental income is attributable to debt-financed property, as defined in Section 514 of the Code, such income will not satisfy the rental income exclusion and will be taxable to a tax-exempt Unitholder as an item of UBIT. Although the Partnership currently has only a small amount of debt-financed property (as defined under Section 514 of the Code), the Managing General Partner expects such proportion of debt-financed properties to increase as the Partnership continues its acquisition program. Accordingly, a larger percentage of the Partnership's total income may become UBIT.

    Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will be qualifying income.

    Nonresident aliens and foreign corporations, trusts or estates that acquire Units will be considered to be engaged in business in the United States on account of ownership of such Units and as a consequence will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular rates (net of credits, including withholding) on such income. Generally, a partnership is required by Section 1446 of the Code to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and that is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the transfer agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of the Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

    Because a foreign corporation that owns Units will be treated as engaged in a United States trade or business, such a Unitholder will be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

    A foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. The IRS has issued a ruling under which all or a portion of any gain that is recognized on a sale of a Unit by a foreign Unitholder will be subject to tax under the rule of the preceding sentence. The Partnership does not expect that any material portion of any such gain will avoid United States taxation. If less than all of any such gain is so taxable, then Section 897 of the Code may increase the portion of any gain that is recognized by a foreign Unitholder that is subject to United States income tax and withholding of 10% of the amount realized on the disposition of a Unit may apply if that foreign Unitholder has held more than 5% in value of the Units during the five-year period ending on the date of the disposition or if the Units are not regularly traded on an established securities market at the time of the disposition.

UNIFORMITY OF UNITS

    There can arise a lack of uniformity in the intrinsic tax characteristics of Units sold pursuant to this offering and Units outstanding prior to this offering. Without such uniformity, compliance with several federal income tax requirements, both statutory and regulatory, could be substantially diminished. In addition, such non-uniformity could have a negative impact on the ability of a Unitholder to dispose of his interest in the Partnership. Such lack of uniformity can result from the application of Proposed Treasury Regulation
Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the application of certain "ceiling" limitations on the Partnership's ability to make allocations to eliminate disparities between the tax basis and value attributable to Contributed Properties.

    Depreciation conventions may be adopted or items of income and deduction may be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Units, despite the application of either Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation
Section 1.167(c)-l(a)(6) or the "ceiling" limitations to Contributed Properties. Any such special allocation will be made solely for federal income tax purposes. In the event the IRS disallows the use of such conventions, some or all of the adverse consequences described in the preceding paragraph could result. See "-- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Tax Treatment of Operations -- Section 754 Election."

DISPOSITION OF UNITS

    GAIN OR LOSS IN GENERAL

    If a Unit is sold or otherwise disposed of, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount realized and the tax basis for such Unit. See "-- Tax Consequences of Unit Ownership -- Basis of Units". Upon the sale of his Units, a Unitholder's "amount realized" will be measured by the sum of the cash or other property received plus the portion of the Partnership's nonrecourse liabilities allocated to the Units sold. Similarly, upon a gift of his Units, a Unitholder will be deemed to have realized gain with respect to the portion of the Partnership's nonrecourse liabilities allocable to such Units. To the extent that the amount of cash or property received plus the allocable share of the Partnership's nonrecourse liabilities exceeds the Unitholder's tax basis for the Units disposed of (in the case of a charitable gift, only a portion of such tax basis may be offset against the nonrecourse debt), the Unitholder will recognize gain. The tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such Units.

    The IRS has ruled that a partner must maintain an aggregate tax basis for his interests in a single partnership (consisting of all interests acquired in separate transactions). On a sale of a portion of such aggregate interest, such partner would be required to allocate his aggregate tax basis between the interest sold and the interest retained by some equitable apportionment method. If applicable, the aggregation of tax basis of a Unitholder effectively prohibits a Unitholder from choosing among Units with varying amounts of inherent gain or loss to control the timing of the recognition of such inherent gain or loss as would be possible in a stock transaction. Thus, the IRS ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a Unitholder's Units. It is not clear whether such ruling applies to publicly traded partnerships, such as the Partnership, the interests in which are evidenced by separate registered certificates, providing a verifiable means of identifying each separate interest and tracing the purchase price of such interest. A Unitholder considering the purchase of additional Units or a sale of Units purchased at differing prices should consult his tax advisor as to the possible consequences of that IRS ruling.

    To the extent that a portion of the gain upon the sale of a Unit is attributable to a Unitholder's share of "substantially appreciated inventory items" and "unrealized receivables" of the Partnership, as those terms are defined in Section 751 of the Code, such portion will be treated as ordinary income. Unrealized receivables include (i) to the extent not previously includable in Partnership income, any rights to pay for services rendered or to be rendered and (ii) amounts that would be subject to recapture as ordinary income if the Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

    Gain from the sale or other disposition of a Unit may constitute investment income under Section 163(d) of the Code. A Unitholder must report to the transfer agent of the Partnership (on behalf of the Partnership) any transfer of Units. See "-- Information Return Filing Requirements."

    The treatment of distributions received after a Unitholder has disposed of his Units is unclear. Such a distribution may be fully taxable as ordinary income or may reduce a Unitholder's tax basis for the Units disposed of, resulting in a larger gain or smaller loss from such disposition.

    TRANSFEROR/TRANSFEREE ALLOCATIONS

    In general, the Partnership's taxable income and losses are determined annually and are prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by them as of the opening of the New York Stock Exchange on the last business day of the month. However, extraordinary gain or loss realized on a Terminating Capital Transaction is allocated among the Unitholders of record as of the opening of the NYSE on the date such Terminating Capital Transaction occurs. As a result of this monthly allocation, a Unitholder transferring Units in the open market may be allocated income, gain, loss, deduction and credit accrued after the transfer.

    The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and transferees of Units. If the IRS treats transfers of Units as occurring throughout each month and a monthly convention is not allowed by the regulations (or only applies to transfers of less than all of a partner's interest), the IRS may contend that taxable income or losses of the Partnership must be reallocated among the Partners. If any such contention were sustained, certain Unitholders' respective tax liabilities would be adjusted to the possible detriment of other Unitholders. The Managing General Partner is authorized to revise the Partnership's method of allocation between transferors and transferees (as well as among Partners whose interests otherwise vary during a taxable period) to comply with any future regulations.

    CONSTRUCTIVE TERMINATION OR DISSOLUTION OF PARTNERSHIP

    Under Section 708(b)(l)(B) of the Code, a partnership will be considered to have been terminated if within a twelve-month period there is a sale or exchange of 50% or more of the interests in partnership capital and profits. A termination results in a closing of the partnership's taxable year for all partners, and the partnership's assets are treated as having been distributed to the partners and reconveyed to the partnership, which is then treated as a new partnership. A constructive termination of the Partnership will cause a termination of the Operating Partnership. In the case of a Unitholder reporting on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than twelve months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money distributed or deemed distributed to him (including any net reduction in his share of the Partnership's nonrecourse liabilities) exceeds the tax basis of his Units.

    A termination of either Partnership under Section 708(b)(l)(B) could result in adverse tax consequences to Unitholders because it could result in a change in the tax basis for the Partnership's properties and would require that new tax elections be made by the reconstituted partnerships. In addition, such a termination could result in a deferral of Partnership depreciation deductions. Further, such a termination may either accelerate the application of (or subject the reconstituted partnerships to the application of) any change in law effective as of a date after the termination.

    The Partnership may not have the ability to determine when a constructive termination occurs as a result of transfers of Units because the Units will be freely transferable under "street name" ownership. Thus, the Partnership may be subject to penalty for failure to file a tax return and may fail to make certain Partnership elections in a timely manner, including the Section 754 Election.

    PARTNERSHIP INCOME TAX INFORMATION RETURNS AND PARTNERSHIP AUDIT PROCEDURES

    The Partnership will use all reasonable efforts to furnish Unitholders with tax information within 75 days after the close of each Partnership taxable year. Specifically, the Partnership intends to furnish to each Unitholder a Schedule K-1 which sets forth his allocable share of the Partnership's income, gains, losses, deductions and credits, if any. In preparing such information, the Managing General Partner will necessarily use various accounting and reporting conventions to determine each Unitholder's allocable share of income, gains, losses, deductions and credits. There is no assurance that any such conventions will yield a result that conforms to the requirements of the Code, regulations thereunder or administrative pronouncements of the IRS. The Managing General Partner cannot assure prospective Unitholders that the IRS will not contend that such accounting and reporting conventions are impermissible. Contesting any such allegations could result in substantial expense to the Partnership. In addition, if the IRS were to prevail, Unitholders may incur substantial liabilities for taxes and interest.

    The federal income tax information returns filed by the Partnership may be audited by the IRS. The Code contains partnership audit procedures that significantly simplify the manner in which IRS audit adjustments of partnership items are resolved. Adjustments (if any) resulting from such an audit may require each Unitholder to file an amended tax return, and possibly may result in an audit of the Unitholder's return. Any audit of a Unitholder's return could result in adjustments of non-partnership as well as partnership items.

    Under Sections 6221 through 6233 of the Code, partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit is determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the Managing General Partner as the Tax Matters Partner for the Partnership.

    The Tax Matters Partner is entitled to make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. In connection with adjustments to partnership tax returns proposed by the IRS, the Tax Matters Partner may bind any Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless the Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the Unitholders are bound) of a final Partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% profit interest in the Partnership and by Unitholders having, in the aggregate, at least a 5% profits interest. Only one judicial proceeding will go forward, however, and each Unitholder with an interest in the outcome may participate.

    The Unitholders will generally be required to treat Partnership items on their federal income tax returns in a manner consistent with the treatment of the items on the Partnership information return. In general, that consistency requirement is waived if the Unitholder files a statement with the IRS identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the Unitholder to the treatment on the Partnership return. Even if the consistency requirement is waived, adjustments to the Unitholder's tax liability with respect to Partnership items may result from an audit of the Partnership's or the Unitholder's tax return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties.

    INFORMATION RETURN FILING REQUIREMENTS

    A Unitholder who sells or exchanges Units is required by Section 6050K of the Code to notify the Partnership in writing of such sale or exchange, and the Partnership is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. In addition, a transferor and a transferee of a Unit will be required to furnish to the IRS the amount of the consideration received for such Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

    NOMINEE REPORTING

    Under Section 6031 (c) of the Code, persons who hold an interest in the Partnership as a nominee for another person must report certain information to the Partnership. Temporary Treasury Regulations provide that such information should include (i) the name, address and taxpayer identification number of the beneficial owners and the nominee; (ii) whether the beneficial owner is (a) a person that is not a United States person, (b) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity; (iii) the amount and description of Units held, acquired or transferred for the beneficial owners; and (iv) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

STATE AND OTHER TAXES

    In addition to federal income taxes, Unitholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partners reside or in which either Partnership does business or owns property. Although an analysis of those various taxes cannot be presented here, each prospective Unitholder should consider the potential impact of such taxes on his investment in the Partnership. The Operating Partnership owns property and does business in 40 states. A Unitholder will likely be required to file state income tax returns in such states (other than states such as Texas and Florida not having a state income tax or states in which the Partnership is required or has elected to withhold and pay taxes on behalf of the Unitholders) and may be subject to penalties for failure to comply with such requirements. In addition, an obligation to file tax returns or to pay taxes may arise in other states. Moreover, in certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partner has no income from sources within that state) and also may not be available to offset income in subsequent taxable years.

    It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal, tax returns that may be required of such Unitholder.

INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

    An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under
Section 404(a)(1)(B) of ERISA; (b) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) (i) the fact that such investment could result in recognition of UBIT by such plan even if there is no net income, (ii) the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor, and (iii) whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the IRS. See "Federal Income Tax Considerations -- Tax Treatment of Operations -- Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors". The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

    In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the Managing General Partner also would be a fiduciary of such plan and the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

    Section 406 of ERISA and Section 4975 of the Code (which also applies to Individual Retirement Accounts which are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. The Department of Labor issued final regulations on November 13, 1986, providing guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (i) the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (ii) the entity is an "operating company", i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or (iii) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the Managing General Partner, its affiliates and certain other persons) is held by employee benefit plans (as defined in Section 3(3) of ERISA), whether or not they are subject to the provisions of Title I of ERISA, plans described in Section 4975(e)(1) of the Code, and any entities whose underlying assets include plan assets by reason of a plan's investments in the entity. The Partnership's assets would not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (i) above, and also may satisfy requirements (ii) and (iii) above.

                                  UNDERWRITING


    The Underwriters named below, acting through their Representatives, Morgan Keegan & Company, Inc., EVEREN Securities, Inc. and Southwest Securities, Inc., have agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Partnership the number of Units set forth opposite their respective names below:



                                                                                         NUMBER OF UNITS
UNDERWRITER                                                                              TO BE PURCHASED
- ---------------------------------------------------------------------------------------  ---------------
Morgan Keegan & Company, Inc...........................................................
EVEREN Securities, Inc.................................................................
Southwest Securities, Inc..............................................................
                                                                                         ---------------
      Total............................................................................       1,800,000
                                                                                         ---------------
                                                                                         ---------------


    The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the Units offered hereby (other than those covered by the over-allotment option described below) if any such Units are purchased. The Partnership has been advised by the Representatives that the Underwriters propose to offer the Units to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $. per Unit. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per Unit to other dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the Offering.

    The Partnership has granted to the Underwriters an option, expiring on the close of business on the 30th day subsequent to the date of this Prospectus, to purchase up to an additional 270,000 Units at the public offering price, less underwriting discount, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the Units. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Units as the number of Units set forth next to such Underwriter's name in the preceding table bears to the total offered initially.


    The Partnership has agreed to indemnify the several Underwriters and certain related persons or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Insofar as the Underwriters may be indemnified for liabilities arising under the Securities Act pursuant to the Underwriting Agreement, the Partnership has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


    With certain limited exceptions, the Partnership and certain Unitholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any Units, or any securities convertible into, or exercisable or exchangeable for, Units for a period of 180 days from the date of this Prospectus, without the prior written consent of the Representatives.


    The Partnership has agreed to pay Morgan Keegan & Company, Inc. a financial advisory fee equal to $200,000. Such fee is payable upon the closing of the Offering.


    The Underwriters do not intend to sell Units to any account over which they exercise discretionary authority.

    The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement and related documents, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 LEGAL MATTERS

    The validity of the Units to be issued by the Partnership in connection with the Offering will be passed on by Middleberg, Riddle & Gianna, Dallas, Texas. Certain matters will be passed upon for the Underwriters by Haynes and Boone, L.L.P., Dallas, Texas.

                                    EXPERTS

    The financial statements of the Partnership as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedule incorporated by reference therein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


    The financial statements of Burger King Limited Partnership II as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, and the related financial statement schedule as of December 31, 1995, have been incorporated herein by reference, in reliance upon the report of KMPG Peat Marwick LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.


    The financial statements of WW Services, Inc. as of September 30, 1995 and 1994, and for each of the two years then ended incorporated by reference herein have been audited by Tanner and Long, P.C., independent auditors, as stated in their report incorporated by reference herein and has been so included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Wiggins Enterprises, Inc. as of September 30, 1995, and for the nine months then ended incorporated by reference herein have been audited by Thigpen & Lanier, independent auditors, as stated in their report incorporated by reference herein and has been so included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.


    The schedule of rental income and direct operating expenses for Selected Partnership Properties Sold to U.S. Restaurant Properties Master L.P. for the year ended December 31, 1995 incorporated by reference herein have been audited by BDO Seidman, LLP, independent auditors, as stated in their report incorporated by reference herein and has been so included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.



    The statement of direct revenues and operating expenses applicable to stores to be acquired by U.S. Restaurant Properties Master L.P. from Matel Enterprises, Inc. for the year ended December 31, 1995 incorporated by reference herein has been audited by William C. Love, independent auditor, as stated in his report incorporated by reference herein and has been so included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

    The Partnership is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations promulgated thereunder, and in connection therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Partnership can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 26 Federal Plaza, New York, New York 10278 and 219 South Dearborn, Room 1204, Chicago, Illinois 60604. In addition, copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's prescribed rates.

The Partnership's Units are listed for trading on the New York Stock Exchange under the symbol "USV". Reports and other information concerning the Partnership can be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

    The Partnership has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 (herein, together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the Units. This Prospectus does not contain all information set forth in the Registration Statement and in the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified and amplified in all respects by such reference. Items of information omitted from the Prospectus but contained in the Registration Statement may be obtained from the public reference room of the Commission in Washington, D.C. upon payment of the fee prescribed by the Rules and Regulations of the Commission or may be examined there without charge.

                           INCORPORATION BY REFERENCE

    The following documents previously filed by the Partnership with the Commission are incorporated herein by reference:


       (a) The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended by the Form 10-K/A filed May 23,
    1996;



       (b) The Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;



       (c) The Partnership's Current Report on Form 8-K dated April 19, 1996, as amended by the Form 8-K/A filed April 30, 1996; and



       (d) All documents subsequently filed by the Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering. Such documents shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Managing General Partner of the Partnership will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to President, U.S. Restaurant Properties, Inc., 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230. The telephone number is (214) 387-1487, FAX (214) 490-9119.

                         INDEX TO FINANCIAL STATEMENTS


U.S. RESTAURANT PROPERTIES MASTER L.P.

  PRO FORMA FINANCIAL STATEMENTS

  Pro Forma Financial Information....................................................        F-2

  Pro Forma Consolidated Balance Sheet as of March 31, 1996 (unaudited) and Notes
   thereto...........................................................................        F-3

  Pro Forma Condensed Consolidated Statement of Income for the quarter ended March
   31, 1996 (unaudited) and Notes thereto............................................        F-5

  Pro Forma Condensed Consolidated Statement of Income for the year ended December
   31, 1995 (unaudited) and Notes thereto............................................        F-6

  FINANCIAL STATEMENTS
  U.S. RESTAURANT PROPERTIES MASTER L.P.

  Independent Auditors' Report.......................................................        F-8

  Consolidated Balance Sheets at December 31, 1994 and 1995 and March 31, 1996
   (Unaudited).......................................................................        F-9

  Consolidated Statements of Income for the years ended December 31, 1993, 1994 and
   1995 and quarters ended March 31, 1995 and 1996 (Unaudited).......................       F-10

  Consolidated Statements of Partners' Capital for the years ended December 31, 1993,
   1994 and 1995 and quarter ended March 31, 1996 (Unaudited)........................       F-11

  Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994
   and 1995 and quarters ended March 31, 1995 and 1996 (Unaudited)...................       F-12

  Notes to Consolidated Financial Statements for the years ended December 31, 1993,
   1994 and 1995 and for the quarters ended March 31, 1995 and 1996 (Unaudited)......       F-13

                        PRO FORMA FINANCIAL INFORMATION


    The following March 31, 1996 unaudited Pro Forma Consolidated Balance Sheet of U.S. Restaurant Properties Master L.P. (the "Partnership") consists of the Partnership's March 31, 1996 balance sheet adjusted on a pro forma basis to reflect as of March 31, 1996: (a) the purchase of 69 properties and sale of one property since April 1, 1996; (b) the acquisition of 39 properties under binding contracts with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the properties; and (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom. All properties acquired and under contract have been accounted for using the purchase method of accounting. The unaudited Pro Forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position of the Partnership would have been at March 31, 1996 had all of these transactions occurred and it does not purport to represent the future financial position of the Partnership.



    The unaudited Pro Forma Condensed Consolidated Statement of Income for the quarter ended March 31, 1996 is presented as if the following had occurred as of January 1, 1996: (a) adjustments to operations for 24 properties acquired during the quarter ended March 31, 1996 and the purchase of 69 properties and sale of one property since April 1, 1996; (b) the acquisition of 39 properties under contract with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the properties; (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom. The unaudited Pro Forma Condensed Consolidated Statement of Income is not necessarily indicative of what the actual results of operations of the Partnership would have been assuming the transactions described above had been completed as of January 1, 1996 nor do they purport to represent the results of operations for future periods.



    The unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 1995 is presented as if the following had occurred as of January 1, 1995: (a) the purchase of 16 properties acquired on various dates from March 1995 through December 1995; (b) the purchase of 93 properties and sale of one property completed since January 1, 1996; (c) the acquisition of 39 properties under contract with the assumption of related tenant and ground leases (all of which are treated as operating leases based on preliminary assessments); (c) additional borrowings to purchase the properties under contract; and (d) the issuance and sale by the Partnership in this Offering of 1,800,000 Units and the application of the net proceeds therefrom. The purchase and operations of the properties are being included in the pro forma financial statements because (a) 93 of such properties have already been acquired and (b) the proceeds of the Offering are being used to acquire the 39 properties under contract and the Partnership presently intends to consummate such acquisitions. The unaudited Pro Forma Condensed Consolidated Statement of Income is not necessarily indicative of what the actual results of operations of the Partnership would have been assuming the transactions described above had been completed as of January 1, 1995 nor do they purport to represent the results of operations for future periods.


    These pro forma consolidated financial statements should be read in conjunction with all of the financial statements and the notes thereto contained elsewhere in this Prospectus. In management's opinion, all adjustments necessary to properly reflect the above indicated transactions have been made.

                     U.S. RESTAURANT PROPERTIES MASTER L.P.



                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)



                                                1996                    PROPERTIES
                                           ACQUISITIONS(A)                 UNDER        OFFERING
                                HISTORICAL    AND SALE      ADJUSTED    CONTRACT(B)  ADJUSTMENTS(C)   PRO FORMA
                                ---------  --------------  -----------  -----------  --------------  -----------
Cash..........................  $      19    $       82    $       101   $             $   --        $       101
Receivables, net..............        924                          924                                       924
Purchase deposits.............      2,071        (1,136)           935        (643)                          292
Prepaid expenses..............        285                          285                                       285
Notes receivable..............        348           743          1,091                                     1,091
Net investment in direct
 financing leases.............     18,875                       18,875                                    18,875
Land..........................     31,203         9,357         40,560       8,768                        49,328
Buildings and leasehold
 improvements, net............     18,845        17,437         36,282      15,777                        52,059
Machinery and equipment,
 net..........................        257         1,114          1,371       2,058                         3,429
Intangibles, net..............     14,524         1,560         16,084         165                        16,249
                                ---------  --------------  -----------  -----------  --------------  -----------
                                $  87,351    $   29,157    $   116,508   $  26,125     $   --        $   142,633
                                ---------  --------------  -----------  -----------  --------------  -----------
                                ---------  --------------  -----------  -----------  --------------  -----------
Liabilities and Partners'
 capital
Accounts payable..............  $     625    $             $       625   $             $             $       625
Deferred gain.................                      445            445                                       445
Line of credit................     21,226        28,712         49,938      26,125        (40,141)        35,922
Capitalized lease
 obligations..................        508                          508                                       508
General Partners' capital.....      1,222                        1,222                                     1,222
Limited Partners' capital.....     63,770                       63,770                     40,141        103,911
                                ---------  --------------  -----------  -----------  --------------  -----------
                                $  87,351    $   29,157    $   116,508   $  26,125     $   --        $   142,633
                                ---------  --------------  -----------  -----------  --------------  -----------
                                ---------  --------------  -----------  -----------  --------------  -----------


- ------------------------

(a) Reflects pro forma adjustments for 1996 acquisitions completed since March 31, 1996 which consists of the purchase for cash of 69 Properties and the sale of one property as follows:



                                                                                      PURCHASE
                                                                                       PRICE/
                                                                                     (CARRYING
                                                           NUMBER OF PROPERTIES        COST)
                                                          -----------------------  --------------
BK II...................................................                29           $   17,716
Pizza Hut...............................................                 2                  437
Dairy Queen.............................................                37               11,137
Hardees.................................................                 1                  558
                                                                       ---         --------------
                                                                        69               29,848
Sale of Wenatchee store.................................                (1)                (380)
                                                                       ---         --------------
  Total of land, buildings and leasehold improvements,
   machinery and equipment and intangibles..............                68               29,468
Add cost of store sold..................................                                    380
Less purchase deposits..................................                                  1,136
                                                                                   --------------
  Increase in line of credit............................                             $   28,712
                                                                                   --------------
                                                                                   --------------

    Respective purchase price for the properties has been allocated between land, building, machinery and intangibles on a preliminary basis. Final determination of the proper allocation between these accounts will be made prior to year end.



    The Partnership sold one property for $82 in cash and a note receivable of $743 which bears interest at 9.25% and interest is due monthly with principal payable at maturity. The Partnership is accounting for the 1996 sale on the cost recovery method. Accordingly, the Partnership has recorded a deferred gain of $445.



(b) Reflects the pro forma adjustments for the properties under contract which are comprised of 39 Properties as follows:



                                                           NUMBER OF PROPERTIES    PURCHASE PRICE
                                                          -----------------------  --------------
Schlotzky's.............................................                 5           $    3,626
Pizza Hut...............................................                 9                1,919
Hardee's................................................                 1                  643
Wiggins.................................................                24               20,580
                                                                       ---         --------------
                                                                        39           $   26,768



    The respective purchase price for the properties has been allocated between land, building machinery and intangibles on a preliminary basis. Final determination of the proper allocation between these accounts will be made prior to year end.



    All related tenant and ground leases have been determined to represent operating leases, based on preliminary assessments. Final determination as to the proper classification of leases is subject to the completion of the acquisition transactions.



(c) Reflects the issuance of 1,800,000 Units at $23.75 less underwriters' fees and offering costs.

                     U.S. RESTAURANT PROPERTIES MASTER L.P.



              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        FOR THE QUARTER ENDED MARCH 31, 1996
                                    (UNAUDITED)
                      (IN THOUSANDS EXCEPT FOR PER UNIT DATA)



                                                                                             PROPERTIES
                                                                                                UNDER
                                                                                              CONTRACT
                                                                      1996                       AND
                                                                   ACQUISITIONS               OFFERING
                                                      HISTORICAL   AND SALE(A)   ADJUSTED    ADJUSTMENTS   PRO FORMA
                                                      -----------  -----------  -----------  -----------  -----------
Total revenues......................................   $   2,955    $   1,212    $   4,167    $     922(b)  $   5,089
Expenses:
Rent................................................         412           97          509           33(b)        542
Depreciation and amortization.......................         534          334          868          255(c)      1,123
Taxes, general and administrative...................         370           90          460           66(d)        526
Interest expense (income), net......................         317          569          886         (251)(e)        635
                                                      -----------  -----------  -----------  -----------  -----------
Total expenses......................................       1,633        1,090        2,723          103        2,826
                                                      -----------  -----------  -----------  -----------  -----------
Net income..........................................   $   1,322    $     122    $   1,444    $     819    $   2,263
Net income allocable to unitholders.................   $   1,296                 $   1,415                 $   2,218
Average number of units outstanding.................       4,903                     4,987        1,800(f)      6,787
Net income per unit.................................   $    0.26                 $    0.28                 $    0.33


- ------------------------

(a) Reflects pro forma adjustments to operations for 24 properties acquired during the quarter ended March 31, 1996 and for the 1996 acquisitions completed since March 31, 1996, comprising 69 properties acquired on various dates and the sale of one property also completed since March 31, 1996 as follows (in thousands):



                                                                1996
                                                             ACQUISITIONS 1996 SALE  NET AMOUNT
                                                             -----------  ---------  -----------
Rental revenues............................................   $   1,215   $     (20)  $   1,195
Interest income............................................                      17          17
                                                             -----------        ---  -----------
Total revenues.............................................       1,215          (3)      1,212
Expenses:
Rent.......................................................          97          --          97
Depreciation and amortization..............................         334          --         334
Taxes, general and administrative..........................          90          --          90
Interest expense (income), net.............................         569          --         569
                                                             -----------        ---  -----------
Total expenses.............................................   $   1,090   $       0   $   1,090



(b) Reflects pro forma adjustments for properties under contract comprised of 39 properties.



(c) Reflects the pro forma increase in depreciation expense related to the purchase of the properties under contract.



(d) Reflects pro forma increase in general and administrative expenses, attributable to the increase in fees due to the Managing General Partner, calculated as 1% of the contracted purchase price for the properties under contract.



(e) Reflects the pro forma adjustment to interest expense as a result of the Offering and purchase of the properties under contract.



    Reduction of pro forma interest expense is based on the use of Offering proceeds to reduce the total debt outstanding by $14,016 at a pro forma interest rate of 7.1%.



(f) Reflects the 1,800,000 Units to be issued in the Offering.

                     U.S. RESTAURANT PROPERTIES MASTER L.P.


              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                        FOR THE YEAR ENDED DECEMBER 31, 1995
                                    (UNAUDITED)
                      (IN THOUSANDS EXCEPT FOR PER UNIT DATA)


                                                                                         PROPERTIES
                                                                  1996                 UNDER CONTRACT
                                                    1995       ACQUISITIONS             AND OFFERING
                                  HISTORICAL   ACQUISITIONS(A) AND SALE(C)  ADJUSTED    ADJUSTMENTS     PRO FORMA
                                  -----------  --------------  -----------  ---------  --------------  -----------
Total Revenues..................   $   9,780     $    1,280     $   6,459   $  17,519    $    3,688(e)  $  21,207
Expenses:
  Rent..........................       1,405            123           492       2,020           131(e)      2,151
  Depreciation and
   amortization.................       1,541            291         1,815       3,647         1,020(f)      4,667
  Taxes, general and
   administrative...............       1,419            114           454       1,987           265(g)      2,252
  Interest expense (income),
   net..........................         192            687         2,976       3,855        (1,080)(h)      2,775
                                  -----------       -------    -----------  ---------       -------    -----------
  Total expenses................       4,557          1,215         5,737      11,509           336        11,845
                                  -----------       -------    -----------  ---------       -------    -----------
Net income......................   $   5,223     $       65     $     722   $   6,010    $    3,352     $   9,362
Net income allocable to
 unitholders....................   $   5,119                                $   5,891                   $   9,177
Average number of units
 outstanding....................       4,638             54(b)        328(d)     5,008        1,800(i)      6,808
Net income per unit.............   $    1.10                                                            $    1.35


- ------------------------

(a) Reflects pro forma adjustments for the results of operations for the 1995 acquisitions, comprised of 16 properties acquired on various dates from March 1995 through December 1995. This adjustment represents the operations of these acquired properties from January 1, 1995 through the date of purchase.


(b) In connection with the acquisition of three properties, 54,167 Units were issued.


(c) Reflects pro forma adjustments for the completed 1996 acquisitions, comprising 93 properties acquired on various dates and the sale of one property in 1996 as follows (in thousands):



                                                             ACQUISITIONS   SALE     NET AMOUNT
                                                             -----------  ---------  -----------
Rental revenues............................................   $   6,468   $     (78)  $   6,390
Interest income from note receivable.......................                      69          69
                                                             -----------        ---  -----------
Total revenues.............................................       6,468          (9)      6,459
Expenses:
Rent expense...............................................         492      --             492
Depreciation and amortization..............................       1,816          (1)      1,815
Taxes, general and administrative..........................         454      --             454
Interest expense...........................................       2,976      --           2,976
                                                             -----------        ---  -----------
Total expenses.............................................   $   5,738   $      (1)  $   5,737



(d) In connection with the acquisition of ten properties in 1996, 327,836 Units were issued.



(e) Reflects pro forma adjustments for properties under contract comprised of 39 properties.



(f) Reflects pro forma increase in depreciation expense related to the purchase of properties under contract.

(g) Reflects pro forma increase in general and administrative expenses, attributable to the increase in fees due to the Managing General Partner, calculated as 1% of the contracted purchase price for the properties under contract.



(h) Reflects the pro forma adjustment to interest expense as a result of the Offering and purchase of the properties under contract.



    Reduction of pro forma interest expense is based on the use of Offering proceeds to reduce the total debt outstanding by $14,016 at a pro forma interest rate of 7.7%.



(i) Reflects the 1,800,000 Units to be issued in the Offering.

                          INDEPENDENT AUDITORS' REPORT

The Partners
U.S. Restaurant Properties Master L.P.

    We have audited the accompanying consolidated balance sheets of U.S. Restaurant Properties Master L.P. (the Partnership) as of December 31, 1995 and 1994, and the related consolidated statements of income, partners' capital, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of U.S. Restaurant Properties
Master L.P. as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Dallas, Texas
February 17, 1996

                     U.S. RESTAURANT PROPERTIES MASTER L.P.
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS


                                                            DECEMBER 31,         MARCH 31,
                                                      ------------------------  -----------
                                                         1994         1995         1996
                                                      -----------  -----------  -----------
                                                                                (UNAUDITED)
Cash and equivalents................................  $   680,646  $     7,127  $    18,526
Marketable securities...............................      853,791      --           --
Receivables, net....................................      715,202      951,095      924,402
Purchase deposits (Note 3)..........................      --         1,791,682    2,070,529
Prepaid expenses....................................      122,962      315,189      284,552
Notes receivable (Note 10)..........................      --           268,654      348,238
Net investment in direct financing leases...........   21,237,432   19,371,015   18,875,331
Land................................................   23,414,280   27,492,895   31,203,496
Buildings and leasehold improvements, net...........    1,548,375    6,257,188   18,844,373
Machinery and equipment, net........................      --           223,739      257,141
Intangibles, net....................................   14,316,583   14,804,155   14,524,275
                                                      -----------  -----------  -----------
                                                      $62,889,271  $71,482,739  $87,350,863
                                                      -----------  -----------  -----------
                             LIABILITIES AND PARTNERS' CAPITAL

Accounts payable....................................  $   445,518  $   677,398  $   624,723
Line of credit......................................      --        10,930,647   21,226,000
Capitalized lease obligations.......................      774,602      562,544      507,980
Commitments (Notes 7 and 8)
General Partners' capital...........................    1,308,543    1,240,604    1,222,468
Limited Partners' capital...........................   60,360,608   58,071,546   63,769,692
                                                      -----------  -----------  -----------
                                                      $62,889,271  $71,482,739  $87,350,863
                                                      -----------  -----------  -----------



                See Notes to Consolidated Financial Statements.

                     U.S. RESTAURANT PROPERTIES MASTER L.P.
                       CONSOLIDATED STATEMENTS OF INCOME


                                                  YEAR ENDED DECEMBER 31,              QUARTER ENDED MARCH 31,
                                        -------------------------------------------  ----------------------------
                                            1993           1994           1995           1995           1996
                                        -------------  -------------  -------------  -------------  -------------
                                                                                             (UNAUDITED)
REVENUES FROM LEASED PROPERTIES
  Rental income.......................  $   5,665,976  $   6,339,993  $   7,539,634  $   1,539,963  $   2,433,447
  Amortization of unearned income on
   direct financing leases............      2,665,667      2,453,063      2,240,655        582,657        522,022
                                        -------------  -------------  -------------  -------------  -------------
  Total Revenues......................      8,331,643      8,793,056      9,780,289      2,122,620      2,955,469
EXPENSES
  Rent................................      1,294,669      1,347,748      1,405,380        336,496        411,521
  Depreciation and amortization.......      1,383,489      1,361,136      1,540,900        336,576        534,037
  Taxes, general and administrative...      1,007,914      1,143,956      1,419,279        369,668        369,638
  Interest expense (income), net......         44,234         (3,515)       192,142        (10,250)       317,588
                                        -------------  -------------  -------------  -------------  -------------
                                            3,730,306      3,849,325      4,557,701      1,032,490      1,632,784
  Provision for write down or
   disposition of properties..........         73,739         11,061       --             --             --
                                        -------------  -------------  -------------  -------------  -------------
  Total Expenses......................      3,804,045      3,860,386      4,557,701      1,032,490      1,632,784
                                        -------------  -------------  -------------  -------------  -------------
Net income............................  $   4,527,598  $   4,932,670  $   5,222,588  $   1,090,130  $   1,322,685
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
Net income allocable to unitholders...  $   4,437,051  $   4,834,017  $   5,119,175  $   1,068,544  $   1,296,496
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
Average number of outstanding units...      4,635,000      4,635,000      4,637,865      4,635,000      4,903,008
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------
Net income per unit...................  $        0.96  $        1.04  $        1.10  $        0.23  $        0.26
                                        -------------  -------------  -------------  -------------  -------------
                                        -------------  -------------  -------------  -------------  -------------


                See Notes to Consolidated Financial Statements.

                     U.S. RESTAURANT PROPERTIES MASTER L.P.
                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL


                                                                       GENERAL        LIMITED
                                                                      PARTNERS        PARTNERS         TOTAL
                                                                    -------------  --------------  --------------
Balance at January 1, 1993........................................  $   1,429,488  $   66,287,381  $   67,716,869
Net income........................................................         90,547       4,437,051       4,527,598
Cash distributions................................................       (162,588)     (7,967,241)     (8,129,829)
                                                                    -------------  --------------  --------------
Balance at December 31, 1993......................................      1,357,447      62,757,191      64,114,638
                                                                    -------------  --------------  --------------
Net income........................................................         98,653       4,834,017       4,932,670
Cash distributions................................................       (147,557)     (7,230,600)     (7,378,157)
                                                                    -------------  --------------  --------------
Balance at December 31, 1994......................................      1,308,543      60,360,608      61,669,151
                                                                    -------------  --------------  --------------
Special general partner interest transfer.........................        (12,899)         (3,101)        (16,000)
Net income........................................................        103,413       5,119,175       5,222,588
Purchase of partnership units.....................................       --              (546,750)       (546,750)
Units issued for property.........................................       --               985,156         985,156
Cash distributions................................................       (158,453)     (7,843,542)     (8,001,995)
                                                                    -------------  --------------  --------------
Balance at December 31, 1995......................................      1,240,604      58,071,546      59,312,150
Net income -- Unaudited...........................................         26,191       1,296,494       1,322,685
Units issued for property -- Unaudited............................       --             6,595,933       6,595,933
Cash distributions -- Unaudited...................................        (44,327)     (2,194,281)     (2,238,608)
                                                                    -------------  --------------  --------------
Balance at March 31, 1996 -- Unaudited............................  $   1,222,468  $   63,769,692  $   64,992,160
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------


                See Notes to Consolidated Financial Statements.

                     U.S. RESTAURANT PROPERTIES MASTER L.P.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       YEAR ENDED DECEMBER 31,                QUARTER ENDED MARCH 31
                                             --------------------------------------------  -----------------------------
                                                 1993           1994            1995           1995            1996
                                             -------------  -------------  --------------  -------------  --------------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................  $   4,527,598  $   4,932,670  $    5,222,588  $   1,090,130  $    1,322,685
  Adjustments to reconcile net income to
   net cash from operating activities:
  Depreciation and amortization............      1,383,489      1,361,136       1,540,900        336,576         535,088
  Amortization of deferred financing
   costs...................................                                                                       10,285
  Provision for write down or disposition
   of properties...........................         73,739         11,061        --             --              --
  Marketable securities....................       --             (853,791)        853,791        853,791        --
  Decrease (increase) in receivables, net..         10,873       (301,505)       (235,893)        10,284          26,693
  Decrease (increase) in prepaid
   expenses................................          1,262        (35,673)       (192,227)         2,851          30,637
  Reduction in net investment in direct
   financing leases........................      1,468,790      1,672,477       1,866,417        448,728         495,684
  Increase (decrease) in accounts
   payable.................................          9,506        203,333         231,880       (200,792)        (52,675)
                                             -------------  -------------  --------------  -------------  --------------
                                                 2,947,659      2,057,038       4,064,868      1,451,438       1,045,712
                                             -------------  -------------  --------------  -------------  --------------
                                                 7,475,257      6,989,708       9,287,456      2,541,568       2,368,397
CASH FLOWS FROM (USED IN) INVESTING
 ACTIVITIES:
  Proceeds from sale of properties.........      1,130,000       --              --           (1,228,399)     (9,926,741)
  Purchase of property.....................       --             --            (8,083,302)      --              --
  Purchase of intangibles..................                      --            (1,662,729)
  Purchase of machines and equipment.......       --             --              (231,609)        (6,779)        (39,901)
  Purchase deposits paid...................       --             --            (1,791,682)       (60,000)       (278,847)
  Increase (decrease) in notes receivable..       --             --              (268,654)      --               (79,584)
                                             -------------  -------------  --------------  -------------  --------------
                                                 1,130,000             --     (12,037,976)    (1,295,178)    (10,325,073)
CASH FLOWS FROM (USED IN) FINANCING
 ACTIVITIES:
  Increase in loan origination costs.......       --             --               (76,843)      --               (34,106)
  Reduction in capitalized lease
   obligations.............................       (172,047)      (191,008)       (212,058)       (50,954)        (54,564)
  Proceeds from line of credit.............       --             --            10,930,647        500,000      11,435,000
  Repayment of line of credit..............                                                                   (1,139,647)
  Cash distributions.......................     (8,129,829)    (7,378,157)     (8,001,995)    (1,986,025)     (2,238,608)
  Purchase of partnership units............       --             --              (546,750)      --
  Purchase of special general partner
   interest................................       --             --               (16,000)       (16,000)       --
                                             -------------  -------------  --------------  -------------  --------------
                                                (8,301,876)    (7,569,165)      2,077,001     (1,552,979)      7,968,075
                                             -------------  -------------  --------------  -------------  --------------
  Increase (decrease) in cash and
   equivalents.............................        303,381       (579,457)       (673,519)      (306,589)         11,399
  Cash and equivalents at beginning of
   year....................................        956,722      1,260,103         680,646        680,646           7,127
                                             -------------  -------------  --------------  -------------  --------------
  Cash and equivalents at end of year......  $   1,260,103  $     680,646  $        7,127  $     374,057  $       18,526
                                             -------------  -------------  --------------  -------------  --------------
                                             -------------  -------------  --------------  -------------  --------------
SUPPLEMENTAL DISCLOSURE:
  Interest paid during the year............  $     108,874  $      89,912  $      256,325  $      19,264  $      333,395
                                             -------------  -------------  --------------  -------------  --------------
                                             -------------  -------------  --------------  -------------  --------------
NON-CASH INVESTING ACTIVITIES
  Units issued for property................  $    --        $    --        $      985,156                 $    6,595,933
                                             -------------  -------------  --------------  -------------  --------------
                                             -------------  -------------  --------------  -------------  --------------


                See Notes to Consolidated Financial Statements.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


              YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND FOR
             THE QUARTERS ENDED MARCH 31, 1995 AND 1996 (UNAUDITED)


1.  ORGANIZATION
    U.S. Restaurant Properties Master L.P. (Partnership), formerly Burger King Investors Master L.P., a Delaware limited partnership, was formed on December 10, 1985. The Partnership, through its 99% limited partnership interest in U.S. Restaurant Properties Operating Limited Partnership (Operating Partnership), also a Delaware Limited Partnership, acquired from Burger King Corporation (BKC) in February 1986 for $94,592,000 an interest in 128 restaurant properties (Properties) owned or leased by BKC and leased or subleased on a net lease basis to BKC franchisees. The Partnership is the sole limited partner of the Operating Partnership, and they are referred to collectively as the "Partnerships". U.S. Restaurant Properties, Inc., formerly QSV Properties, Inc., (QSV), the managing general partner and BKC, the special general partner, were both indirect wholly-owned subsidiaries of Grand Metropolitan PLC prior to May 17, 1994, at which time QSV was sold to the current owners. On January 20, 1995, the Partnership paid Burger King Corporation $16,000 for its 0.02% interest in the Operating and Master Limited Partnership.


    The  Partnership  may  issue  an  unlimited  number  of  units.  The   units
outstanding as of December 31, 1994 and 1995 and March 31, 1996 totaled 4,635,000, 4,659,167 and 4,987,003 respectively.


2.  ACCOUNTING POLICIES
    The financial statements have been prepared in accordance with generally accepted accounting principles; however, this will not be the basis for reporting taxable income to unitholders (see Note 9 for a reconciliation of financial reporting income to taxable income). The financial statements reflect the consolidated accounts of the Partnerships after elimination of significant inter-partnership transactions.

    Cash and equivalents include short-term, highly liquid investments with original maturities of three months or less.

    Marketable securities consist of U.S. treasury securities which have been treated as trading securities as of December 31, 1994. As a result, they are stated at market value.

    An intangible asset was recorded for the excess of cost over the net investment in direct financing leases in 1986. This intangible asset represents the acquired value of future contingent rent receipts (based on a percentage of each restaurant's sales) and is being amortized on a straight-line basis over 40 years.

    Also included in intangible assets is the amount paid to acquire certain leases with favorable rents payable to third party lessors. This amount is being amortized over the remaining lease terms.

    DEPRECIATION

    Depreciation is computed using the straight-line method over estimated useful lives of 10 to 20 years for financial statement purposes. Accelerated and straight-line methods are used for tax purposes.

    USE OF ESTIMATES

    The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, and revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

2.  ACCOUNTING POLICIES (CONTINUED)
    LONG-LIVED ASSETS

    In March 1995, Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" was issued. The Partnerships adopted SFAS No. 121 in 1995. Long-lived assets include real estate, direct financing leases, and intangibles which are evaluated on an individual property basis. Based on the Partnership's policy for reviewing impairment of long-lived assets, there was no adjustment necessary to the accompanying consolidated financial statements.

    INCOME TAXES

    No federal or, in most cases, state income taxes are reflected in the consolidated financial statements because the Partnerships are not taxable entities. The partners must report their allocable shares of taxable income or loss in their individual income tax returns.

    FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

    The notes receivable and the line of credit are carried at amounts that approximate their fair value.

    STOCK-BASED COMPENSATION

    In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued, effective for calendar year 1996. This statement applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The Partnership has not completed the process of evaluating the impact that will result from adopting such statement and therefore is unable to disclose the impact the adoption will have on its financial position and results of operations. Additionally, the effect of adopting the statement will depend on the calculated value of the units issued and the extent to which units are used in acquiring real estate properties in the future.

3.  OTHER BALANCE SHEET INFORMATION


                                                DECEMBER 31,         MARCH 31
                                          ------------------------  -----------
                                             1994         1995
                                          -----------  -----------
                                                                       1996
                                                                    -----------
                                                                    (UNAUDITED)
RECEIVABLES, NET
  Receivables...........................  $   832,093  $ 1,067,986  $ 1,041,293
  Less allowance for doubtful
   accounts.............................      116,891      116,891      116,891
                                          -----------  -----------  -----------
                                          $   715,202  $   951,095  $   924,402
                                          -----------  -----------  -----------
                                          -----------  -----------  -----------
BUILDINGS AND LEASEHOLD IMPROVEMENTS,
 NET
  Buildings and leasehold improvements..  $ 3,892,294  $ 8,882,138  $21,694,210
  Less accumulated depreciation.........    2,343,919    2,624,950    2,849,837
                                          -----------  -----------  -----------
                                          $ 1,548,375  $ 6,257,188  $18,844,373
                                          -----------  -----------  -----------
                                          -----------  -----------  -----------
INTANGIBLES, NET
  Intangibles...........................  $26,392,197  $28,178,508  $28,224,300
  Less accumulated amortization.........   12,075,614   13,374,353   13,700,025
                                          -----------  -----------  -----------
                                          $14,316,583  $14,804,155  $14,524,275
                                          -----------  -----------  -----------
                                          -----------  -----------  -----------

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

3.  OTHER BALANCE SHEET INFORMATION (CONTINUED)

    Total purchase deposits of $1,791,682 at December 31, 1995 included $1,075,000 of non-refundable deposits.


    On December 31, 1995, the Partnerships owned the land at 79 Properties and leased the land at 60 Properties from third party lessors under operating leases. The Partnerships in turn leased or subleased the land primarily to BKC franchisees under operating leases.

    On December 31, 1995, the Partnerships owned the buildings on 124 Properties and leased the buildings on 14 Properties from third party lessors under leases accounted for as capital leases. The Partnerships own one property in which only the land is owned and leased. The Partnerships leased 28 owned buildings to franchisees under operating leases. These 28 buildings are stated at cost, net of accumulated depreciation, on the balance sheet. A total of 109 buildings are leased primarily to franchisees under direct financing leases. The net investment in the direct financing leases represents the present value of the future minimum lease receipts for these 109 buildings. One property is not currently leased.

    On December 31, 1995, there were 138 Partnership restaurant sites in operation, and there was one closed site. The Partnerships continue to seek a suitable tenant for the remaining site. The write-down of the closed site was $11,061 and $73,739 in 1994 and 1993, respectively.


4.  PROPERTY PURCHASES IN 1996


    During the first quarter the Partnership completed the purchase of 24 properties. Nine of the properties were purchased for a cash price of $4,426,264. These properties included three Dairy Queens, two KFCs and a Pizza Inn. Fifteen of the properties were purchased for a combination of cash and units. The total purchase price included $5,500,477 in cash and 327,836 units with a guaranteed value of $7,839,800. Of the 327,836 partnership units issued, 28,261 units are guaranteed to have a market value of $23 three years from the transaction date and 299,575 partnership units are guaranteed to have a market value of $24 two years from that transaction date. All 327,836 units have certain registration rights. The properties included thirteen Burger Kings, one Sizzler, and one Taco Cabana. The allocation of the cost of the properties purchased is done on a preliminary basis during the year and will be finalized at year end.



    In the normal course of business, the Partnership may sign purchase agreements to acquire restaurant properties. Such agreements become binding obligations upon the completion of a due diligence period ranging usually from 15 - 30 days.



    On March 31, 1996, purchase deposits included earnest money amounting to $1,779,000 for the purchase of 29 Burger Kings, five Schlotskys', 37 Dairy Queens, 27 Hardees, and nine Pizza Huts.


5.  GUARANTEED STOCK PRICE

    Three properties were acquired on October 10, 1995, with a combination of cash and 54,167 partnership units. The partnership units are guaranteed to have a value of $24 per unit three years from the transaction date. The unit price on the date issued was $18 3/8. Any difference between the guaranteed value and the actual value of the units at the end of the three year period is to be paid in cash. These properties were recorded at the guaranteed value of the units discounted to reflect the present value on the date the units were issued (estimated fair value). As a result, the market price of the units at the date of issuance was used to record this transaction.



    During the quarter ended March 31, 1996, the Partnership issued 327,836 for the acquisition of properties. Of these units, 28,261 units are guaranteed to have a market value of $23 three years from the transaction date and 299,575 units are guaranteed to have a market value of $24 two years from

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

5.  GUARANTEED STOCK PRICE (CONTINUED)

the transaction date. The accounting described in the paragraph above was used to record these transactions. They were recorded using current market prices at the date of issuance of approximately $20 per unit.


6.  LINE OF CREDIT

    On December 31, 1995, $10,930,647 had been drawn on the $20 million line of credit. The line of credit was increased in February 1996 to $40,000,000 with substantially all properties included as collateral on this line of credit. The interest rate is the lower of LIBOR plus 180 basis points or the prime rate which was 8.25% on March 31, 1996. There is an unused line of credit fee of .25% per annum on the average daily excess of the commitment amount over the aggregate unpaid balance of the revolving loan which is charged and is payable on a quarterly basis. The LIBOR rate at December 31, 1995, was 5.375%. The line of credit also requires the Partnerships to maintain a tangible net worth in excess of $40,500,000, a debt to tangible net worth ratio of not more than 0.5 to 1, and a cash flow coverage ratio of not less than 2 to 1 based upon a pro forma five year bank debt amortization. The $40 million line of credit matures on June 27, 1998.


7.  INVESTMENTS AND COMMITMENTS AS LESSOR
    The Partnerships lease land and buildings primarily to BKC franchisees. The building portions of most of the leases are direct financing leases while the land portions are operating leases. The leases generally provide for a term of 20 years from the opening of the related restaurant, and do not contain renewal options. The Partnerships, however, have agreed to renew a franchise lease if BKC renews or extends the lessee's franchise agreement. As of December 31, 1995, the remaining lease terms ranged from 1 to 28 years. The leases provide for minimum rents and contingent rents based on a percentage of each restaurant's sales, and require the franchisee to pay executory costs.

                                                                   DIRECT
                                                                 FINANCING       OPERATING
                                                                   LEASES          LEASES
                                                               --------------  --------------
MINIMUM FUTURE LEASE RECEIPTS FOR YEARS ENDING DECEMBER 31:
  1996.......................................................  $    4,172,825  $    4,957,086
  1997.......................................................       4,115,977       4,943,011
  1998.......................................................       3,810,947       4,886,906
  1999.......................................................       3,018,938       4,599,365
  2000.......................................................       2,056,720       3,798,127
Later........................................................       2,602,150      19,086,897
                                                               --------------  --------------
                                                               $   19,777,557  $   42,271,392
                                                               --------------  --------------
                                                               --------------  --------------


                                                                    1994            1995
                                                               --------------  --------------
NET INVESTMENT IN DIRECT FINANCING LEASES AT DECEMBER 31:
  Minimum future lease receipts..............................  $   23,950,382  $   19,777,557
  Estimated unguaranteed residual values.....................       7,561,965       7,561,965
  Unearned amount representing interest......................     (10,274,915)     (7,968,507)
                                                               --------------  --------------
                                                               $   21,237,432  $   19,371,015
                                                               --------------  --------------
                                                               --------------  --------------

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

7.  INVESTMENTS AND COMMITMENTS AS LESSOR (CONTINUED)


                                                                      QUARTER ENDED MARCH
                                       YEAR ENDED DECEMBER 31                 31,
                                 ----------------------------------  ----------------------
                                    1993        1994        1995        1995        1996
                                 ----------  ----------  ----------  ----------  ----------
                                                                          (UNAUDITED)
RENTAL INCOME:
  Minimum rental income........  $3,029,998  $3,061,951  $3,583,609  $1,365,785  $2,033,277
  Contingent rental income.....   2,635,978   3,278,042   3,956,025     756,835     922,192
                                 ----------  ----------  ----------  ----------  ----------
                                 $5,665,976  $6,339,993  $7,539,634  $2,122,620  $2,955,469
                                 ----------  ----------  ----------  ----------  ----------
                                 ----------  ----------  ----------  ----------  ----------


    If the restaurant properties are not adequately maintained during the term of the tenant leases, such properties may have to be rebuilt before the leases can be renewed, either by the Partnership as it considers necessary or pursuant to Burger King's successor policy. The successor policy, which is subject to change from time to time in Burger King's discretion, is intended to encourage the reconstruction, expansion, or other improvement of older Burger King restaurants and generally affects properties that are more than ten years old or are the subject of a franchise agreement that will expire within five years.

    Under the current partnership agreement, Burger King can require that a restaurant property be rebuilt. If the tenant does not elect to undertake the rebuilding, the Partnership would be required to make the required improvement itself. However, as a condition to requiring the Partnership to rebuild, Burger King would be required to pay the Partnership its percentage share ("Burger King's Percentage Share") of the rebuilding costs. Such percentage share would be equal to (i) the average franchise royalty fee percentage rate payable to Burger King with respect to such restaurant, divided by (ii) the aggregate of such average franchise royalty fee percentage rate and the average percentage rate payable to the Partnership with respect to such restaurant property. The managing general partner believes that Burger King's Percentage Share would typically be 29% for a restaurant property.

    The managing general partner believes it is unlikely that any material amount of rebuilding of Burger King restaurant properties will be required in the next several years, if ever.

8.  COMMITMENTS
    The land at 46 Properties and the land and buildings at 14 Properties are leased by the Partnerships from third party lessors. The building portions of the leases are generally capital leases while the land portions are operating leases. Commitment leases provide for an original term of 20 years and most are renewable at the Partnership's option. As of December 31, 1995, the remaining lease terms (excluding renewal option terms) ranged from 1 to 11 years. If all renewal options are taken into

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

8.  COMMITMENTS (CONTINUED)
account, the terms ranged from 8 to 33 years. Rents payable may escalate during the original lease and renewal terms. For six properties, the leases provide for contingent rent based on each restaurant's sales.

                                                                                CAPITAL      OPERATING
                                                                                LEASES        LEASES
                                                                              -----------  -------------
MINIMUM FUTURE LEASE OBLIGATIONS FOR YEARS ENDING DECEMBER 31:
  1996......................................................................  $   247,603  $   1,357,289
  1997......................................................................      198,819      1,387,445
  1998......................................................................      139,610      1,349,357
  1999......................................................................       60,250      1,173,489
  2000......................................................................        4,328        938,647
  Later.....................................................................        1,082      3,290,229
                                                                              -----------  -------------
Total minimum obligations (a)...............................................      651,692  $   9,496,456
                                                                                           -------------
                                                                                           -------------
Amount representing interest................................................      (89,148)
                                                                              -----------
Present value of minimum obligations........................................  $   562,544
                                                                              -----------
                                                                              -----------

- ------------------------
(a) Minimum Lease Obligations have not been reduced by minimum sublease rentals.


                                                                        QUARTER ENDED MARCH
                                         YEARS ENDED DECEMBER 31                31,
                                    ----------------------------------  --------------------
                                       1993        1994        1995       1995       1996
                                    ----------  ----------  ----------  ---------  ---------
                                                                            (UNAUDITED)
RENTAL EXPENSE
  Minimum rental expense..........  $1,213,564  $1,245,986  $1,303,666  $ 315,770  $ 390,907
  Contingent rental expense.......      81,105     101,762     101,714     20,726     20,614
                                    ----------  ----------  ----------  ---------  ---------
                                    $1,294,669  $1,347,748  $1,405,380  $ 336,496  $ 411,521
                                    ----------  ----------  ----------  ---------  ---------
                                    ----------  ----------  ----------  ---------  ---------


    On July 21, 1995, the managing general partner authorized the Partnership to repurchase up to 300,000 of its units in the open market. During 1995, 30,000 units were repurchased by the Partnership.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

9.  RECONCILIATION OF FINANCIAL REPORTING INCOME TO TAXABLE INCOME
    Financial reporting income differs from taxable income primarily because generally accepted accounting principles reflect the building portion of leases from Partnerships to franchisees as a net investment in direct financing leases. For tax purposes, these leases are treated as operating leases. In addition, differences exist in depreciation methods and asset lives.


                                                                        1995
                                                                      FINANCIAL
                                                                      REPORTING     RECONCILING       TAXABLE
                                                                       INCOME       DIFFERENCES        INCOME
                                                                    -------------  --------------  --------------
REVENUES FROM LEASED PROPERTIES:
  Rental income...................................................  $   7,539,634  $    4,107,072  $   11,646,706
  Amortization of unearned income on direct financing leases......      2,240,655      (2,240,655)       --
                                                                    -------------  --------------  --------------
                                                                    $   9,780,289  $    1,866,417  $   11,646,706
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
EXPENSES:
  Rent............................................................  $   1,405,380  $      280,872  $    1,686,252
  Depreciation and amortization...................................      1,540,900       1,396,966       2,937,866
  General and administrative......................................      1,419,279        --             1,419,279
  Interest expense (income), net..................................        192,142         (68,814)        123,328
                                                                    -------------  --------------  --------------
                                                                        4,557,701       1,609,024       6,166,725
                                                                    -------------  --------------  --------------
  Net income......................................................  $   5,222,588  $      257,393  $    5,479,981
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------


10. RELATED PARTY TRANSACTIONS

    The managing general partner is responsible for managing the business and affairs of the Partnerships. The Partnerships pay the managing general partner a non-accountable annual allowance (adjusted annually to reflect increases in the Consumer Price Index), plus reimbursement of out-of-pocket costs incurred to other parties for services rendered to the Partnerships. The allowance for the years ended December 31, 1993, 1994, and 1995, and March 31, 1995 and 1996 was $528,000, $542,508, $585,445, $139,018 and $198,681, respectively. The
Partnerships' accounts payable balance includes $187,204 and $135,627 for this allowance as of December 31, 1995 and 1994, respectively. The managing general partner paid no out-of-pocket costs to other parties on behalf of the Partnerships during 1993, 1994, and 1995.



    To compensate the Managing General Partner for its efforts and increased internal expenses with respect to additional properties, the Partnership will pay the Managing General Partner, with respect to each additional property purchased: (i) a one-time acquisition fee equal to one percent of the purchase price for such property and (ii) an annual fee equal to one percent of the purchase price for such property, adjusted for increases in the Consumer Price Index. For 1995 and the quarter ended March 31, 1996, the one-time acquisition fee equaled $109,238 and $154,251, respectively, which was capitalized, and the increase in the non-accountable annual fee for 1995 equaled $29,375. In addition, if the Rate of Return (as defined) on the Partnership's equity in all additional properties exceeds 12 percent per annum for any fiscal year, the Managing General Partner will be paid an additional fee equal to 25 percent of the cash flow received with respect to such additional properties in excess of the cash flow representing a 12 percent Rate of Return thereon. However, to the extent such distributions are ultimately received by the Managing General Partner in excess of those provided by its 1.98 percent Partnership interest, they will reduce the fee payable with respect to such excess flow from any additional properties.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

10. RELATED PARTY TRANSACTIONS (CONTINUED)
    In 1994, the Partnerships with the consent and financial participation of BKC, continued rent relief for three properties.

    In 1993, the Partnerships sold two non-operating properties at slightly less than their book values to BKC. At that time, BKC was the special general partner and had an ownership interest of 0.02% in the Partnerships.


    The managing general partner has agreed to make available to the Partnership an unsecured, interest-free, revolving line of credit in the principal amount of $500,000 to provide the Partnerships with the necessary working capital to minimize or avoid seasonal fluctuation in the amount of quarterly cash distributions. No loans were made or were outstanding at any time during the years ended December 31, 1993, 1994, and 1995.



    A note receivable of $255,000 and $300,000 is due from Arkansas Restaurants #10 L.P. at December 31, 1995 and March 31, 1996, respectively. The note receivable is due on September 1, 1996, and has an interest rate of 9.0% per annum.



    As of December 31, 1995 and March 31, 1996, the managing general partner owned 90% of Arkansas Restaurants #10 L.P.


    On March 17, 1995 the limited partners granted the managing general partner options to acquire up to 400,000 units, subject to certain adjustments under anti-dilution provisions. The initial exercise price of each option is $15.50 which is the average closing price of the depository receipts for the units on the New York Stock Exchange for the five trading days immediately after the date of grant. The options are non-transferable except by operation of law and vest and become exercisable on the first anniversary of the date as of which the exercise price is determined, subject to earlier vesting and exercisability if the managing general partner is removed as general partner. The term of the options expires on the tenth anniversary of the date as of which the exercise price is determined.

11. DISTRIBUTIONS AND ALLOCATIONS
    Under the amended partnership agreement, cash flow from operations of the Partnerships each year will be distributed 98.02% to the unitholders and 1.98% to the general partners until the unitholders have received a 12% simple (noncumulative) annual return for such year on the unrecovered capital per unit ($20.00, reduced by any prior distributions of net proceeds of capital transactions); then any cash flow for such year will be distributed 75.25% to the unitholders and 24.75% to the general partners until the unitholders have received a total simple (noncumulative) annual return for such year of 17.5% on the unrecovered capital per unit; and then any excess cash flow for such year will be distributed 60.40% to the unitholders and 39.60% to the general partners. The unitholders received 98.02% of all cash flow distributions for 1995 and 98% for 1994 and 1993.

    Under the amended partnership agreement, net proceeds from capital transactions (for example, disposition of the Properties) will be distributed 98.02% to the unitholders and 1.98% to the general partners until the unitholders have received an amount equal to the unrecovered capital per unit plus 12.0% cumulative, simple return on the unrecovered capital per unit outstanding from time to time (to the extent not previously received from distribution of cash flow or proceeds of prior capital transactions); then such proceeds will be distributed 75.25% to the unitholders and 24.75% to the general partners until the unitholders have received the total cumulative, simple return of 17.5% on the unrecovered capital per unit; and then such proceeds will be distributed 60.40% to the unitholders and 39.60% to the general partners. There were no capital transactions in 1995 or 1994.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

11. DISTRIBUTIONS AND ALLOCATIONS (CONTINUED)
    During 1993 two non-operating properties were sold at slightly less than their book values. Both dispositions were capital transactions and resulted in the special distributions to unitholders of 11 cents and 13 cents per unit on September 13, and December 13, 1993, respectively.

    All operating income and loss of the Partnership for each year generally will be allocated among the partners in the same aggregate ratio as cash flow is distributed for that year. Gain and loss from a capital transaction generally will be allocated among the partners in the same aggregate ratio as proceeds of the capital transactions are distributed except to the extent necessary to reflect capital account adjustments.

12. SUMMARY BY QUARTER (UNAUDITED)


                                                                                                PER UNIT
                                                                                       ---------------------------
                                                                                        ALLOCABLE    RELATED CASH
                                                           REVENUES      NET INCOME    NET INCOME   DISTRIBUTIONS*
                                                         -------------  -------------  -----------  --------------
1993
  First quarter........................................  $   1,871,146  $     925,817   $    0.20    $    0.37
  Second quarter.......................................      2,116,827      1,146,078        0.24         0.48**
  Third quarter........................................      2,248,966      1,304,560        0.28         0.50**
  Fourth quarter.......................................      2,094,704      1,151,143        0.24         0.37
                                                         -------------  -------------       -----        -----
  Annual...............................................  $   8,331,643  $   4,527,598   $    0.96    $    1.72**
                                                         -------------  -------------       -----        -----
                                                         -------------  -------------       -----        -----
1994
  First quarter........................................  $   1,983,987  $   1,099,981   $    0.23    $    0.39
  Second quarter.......................................      2,297,313      1,340,560        0.28         0.39
  Third quarter........................................      2,329,969      1,392,292        0.29         0.41
  Fourth quarter.......................................      2,181,787      1,099,837        0.24         0.42
                                                         -------------  -------------       -----        -----
  Annual...............................................  $   8,793,056  $   4,932,670   $    1.04    $    1.61
                                                         -------------  -------------       -----        -----
                                                         -------------  -------------       -----        -----
1995
  First quarter........................................  $   2,122,620  $   1,090,130   $    0.23    $    0.42
  Second quarter.......................................      2,494,818      1,406,993        0.30         0.42
  Third quarter........................................      2,592,283      1,495,433        0.32         0.43
  Fourth quarter.......................................      2,570,568      1,230,032        0.25         0.44
                                                         -------------  -------------       -----        -----
  Annual...............................................  $   9,780,289  $   5,222,588   $    1.10    $    1.71
                                                         -------------  -------------       -----        -----
                                                         -------------  -------------       -----        -----
1996
  First quarter........................................  $   2,955,469  $   1,322,685   $    0.26    $    0.47
                                                         -------------  -------------       -----        -----
                                                         -------------  -------------       -----        -----


- ------------------------
 * Represents amounts declared and paid in the following quarter.
** Includes special cash distributions of $0.11 for the second quarter and $0.13 for the third quarter.


13. PRO FORMA (UNAUDITED)

    The 1995 acquisitions consisted of 16 properties that were valued at $10,731,187 based upon the purchase method of accounting. These properties were acquired on various dates from March 1995 through December 1995. Three of the properties were acquired with a combination of cash and 54,167 partnership units. The 54,167 partnership units are guaranteed to have a market value of $24 three years from the transaction date and have certain registration rights.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

13. PRO FORMA (UNAUDITED) (CONTINUED)


    The following pro forma information for the years ended December 31, 1994 and 1995 was prepared by adjusting the actual consolidated results of the Partnership for the years ended December 31, 1994 and 1995 for the effects of the 1995 acquisitions as if all such acquisitions and related financing transactions including the issuance of 54,167 units had occurred on January 1, 1994. Interest expense for pro forma purposes was calculated assuming a 7.7% interest rate for both years presented, which approximates the interest rate the Partnership paid during 1995.



    The following pro forma information for the quarters ended March 31, 1995 and 1996 was prepared by adjusting the actual consolidated results of the Partnership for the quarters ended March 31, 1995 and 1996, respectively, for the effects of the 1995 and 1996 acquisitions as if all acquisitions and related financing transactions including the issuance of 54,167 and 327,836 units had occurred on January 1, 1995 and 1996, respectively. Interest expense for pro forma purposes was calculated assuming a 7.7% and 7.1% interest rate for the quarter ended March 31, 1995 and 1996, respectively, which approximates the rate the Partnership paid during such quarters.



    These pro forma operating results are not necessarily indicative of what the actual results of operations of the Partnership would have been assuming all of the properties were acquired as of January 1, 1994, 1995 and 1996, and they do not purport to represent the results of operations for future periods.



                                                        YEARS ENDED DECEMBER 31,       QUARTER ENDED MARCH 31,
                                                     ------------------------------  ----------------------------
                                                          1994            1995           1995           1996
                                                     --------------  --------------  -------------  -------------
 Revenues from leased properties...................  $   10,502,979  $   11,059,859  $   3,059,645  $   3,084,186
  Net income.......................................  $    5,048,828  $    5,288,037  $   1,243,732  $   1,343,234
                                                     --------------  --------------  -------------  -------------
                                                     --------------  --------------  -------------  -------------
  Net income allocable to unitholders..............  $    4,947,851  $    5,183,334  $   1,219,106  $   1,316,638
                                                     --------------  --------------  -------------  -------------
                                                     --------------  --------------  -------------  -------------
  Average number of outstanding units..............       4,689,167       4,679,715      5,017,003      4,987,003
                                                     --------------  --------------  -------------  -------------
                                                     --------------  --------------  -------------  -------------
  Net income per unit..............................  $         1.06  $         1.11  $        0.24  $        0.26
                                                     --------------  --------------  -------------  -------------
                                                     --------------  --------------  -------------  -------------


14. SUBSEQUENT EVENTS (UNAUDITED)

    On April 22, 1996 the board of directors of the Managing General Partner declared a cash distribution of $.47 per unit. The cash distribution is payable on June 13, 1996 to Unitholders of record on June 6, 1996.



    In April 1996, two Pizza Hut properties and one Hardee's property were purchased for $420,000 and $546,000, respectively. In May 1996, 37 Dairy Queen properties were purchased for $11,000,000 and 29 Burger King properties were purchased for $17,325,000. All of the purchase prices are exclusive of the 1% paid to the Managing General Partner and other closing costs.



    On April 19, 1996, the Partnership filed a registration statement with the Securities and Exchange Commission to register 1,800,000 partnership units to be sold in the public market. The Partnership also granted an option to the underwriters for 270,000 units to cover over-allotments. The registration statement has not yet become effective.



    On April 29, 1996, U.S. Restaurant Properties Business Trust #1, a financing subsidiary of the Partnership closed on a $20 million credit facility with Morgan Keegan Mortgage Company, Inc., of which approximately $10,700,000 has been drawn. The Morgan Keegan credit facility bears interest at a rate of 300 basis points in excess of LIBOR, with interest payable monthly, with a final maturity date of November 30, 1996. The Morgan Keegan credit facility is nonrecourse to the Partnership and is secured by approximately $30 million of real properties owned by the Trust.

                    U.S. RESTAURANTS PROPERTIES MASTER L.P.

14. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

    On May 1, 1996, a restaurant property located in Wenatchee, Washington was sold for $825,000 at a gain. The sales price consisted of $82,500 in cash plus a $742,500 installment note receivable. Interest on the note receivable is due monthly at an interest rate of 9.25 percent per annum and the principal is due at maturity in 30 months.



    As of May 20, 1996, the Partnership has entered into binding agreements to acquire 39 additional restaurant properties for an aggregate purchase price of approximately $27 million.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate of the approximate amount of the fees and expenses payable by the Registrant in connection with the issuance and distribution of the Units:


Securities and Exchange Commission registration fee..............  $  16,150
NYSE listing fee.................................................      6,300
NASD filing fee..................................................      5,183
Printing and mailing expenses....................................     60,000
Accountant's fees and expenses...................................     80,000
Engraving expenses...............................................     10,000
Blue Sky fees and expenses.......................................      1,425
Legal fees.......................................................     70,000
Transfer Agent's fees............................................      *
Miscellaneous expenses...........................................      *
                                                                   ---------
    Total........................................................      *
                                                                   ---------
                                                                   ---------


- ------------------------
* To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    The Partnership Agreement provides that the Managing General Partner and its affiliates, officers, directors, agents, and employees will not be personally liable to the Partnership or to any of its Unitholders for any actions that do not constitute actual fraud, gross negligence, or willful or wanton misconduct if the Managing General Partner or such other person acted (or failed to act) in good faith and in a manner they believed to be in, or not opposed to, the interests of the Partnership. Therefore, the Unitholders have a more limited right against the Managing General Partner than they would have absent the limitations in the Partnership Agreement. The Partnership also indemnifies the Managing General Partner and such persons and entities against all liabilities, costs, and expenses (including legal fees and expenses) incurred by a Managing General Partner or any such person or entity arising out of or incidental to the business of the Partnership, including without limitation, liabilities under the federal and state securities laws if (i) the Managing General Partner or such person or entity acted (or failed to act) in good faith and in a manner it believed to be in, or not opposed to, the interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe such conduct was unlawful; and (ii) the conduct of the General Partner or of such person or entity did not constitute actual fraud, gross negligence, or willful or wanton misconduct. A successful indemnification of the Managing General Partner could deplete the assets of the Partnership unless the Partnership's indemnification obligation is covered by insurance. The Partnership's indemnification obligation is currently not covered by insurance. No determination has been made whether to attempt to secure such insurance, which may not be available at a reasonable price or at all. Any Unitholder who recovers from any indemnified party an amount for which the indemnified party is entitled to indemnification will be personally liable to the Partnership and the indemnified party (in aggregate) for and to the extent of such amount.



    Reference  is  made to  Section  7 of  the  Underwriting Agreement  filed as
Exhibit 1.1 to this Registration Statement.



    Subject to any terms, conditions, or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify by and hold harmless any partner or other person from and against any and all claims and demands whatsoever.

    Section 145 of the Delaware General Corporation Law sets forth the extent to which a person who is a director or officer of a Delaware corporation or serves at the request of a Delaware corporation as a director, officer, employee or agent of any other enterprise may be indemnified against any liabilities they may incur in their capacity as such. Article VIII of the Managing General
Partner's Bylaws provide for the indemnification of directors and officers of the Managing General Partner and such directors and officers who serve at the request of the Managing General Partner as directors, officers, employees, or agents of any other enterprise against certain liabilities under certain circumstances.


ITEM 16.  EXHIBITS


                                                                                                           PAGE
                                                                                                           -----
   **1.1   Form of Underwriting Agreement, including the Agreement Among Underwriters and Selected
            Dealer's Agreement.
     2.1   Amended and Restated Purchase and Sale Agreement dated as of February 3, 1986, filed as
            Exhibit 10(a) to Amendment No. 2 to the Registrant's Registration Statement on Form S-11
            (Registration No. 33-2382) and incorporated herein by reference.
   **4.1   Second Amended and Restated Partnership Agreement.
   **4.2   Certificate of Limited Partnership of the Partnership.
     4.3   Deposit Agreement and Form of Depositary Receipt and Application for Transfer of Depositary
            Units to Morgan Guaranty Trust Company of New York dated February 3, 1986, filed as
            Exhibit 4.5 to Amendment No. 3 to the Registrant's Registration Statement on Form S-11
            (Registration No. 33-2382) and incorporated herein by reference.
     4.4   First Amendment to Deposit Agreement, dated as of May 5, 1987, filed as Exhibit (4)A to
            Registrant's Current Report on Form 8-K dated as of September 30, 1987 and incorporated herein by reference.
   **5.1   Opinion of Middleberg, Riddle & Gianna.
   **8.1   Opinion of Middleberg, Riddle & Gianna relating to tax matters.
    10.2   Amendment No. 91 to Limited Partnership Agreement effective November 30, 1994, regarding
            Burger King Corporation Withdrawal as Special General Partner and Name Change, filed as
            Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended
            September 30, 1994 and incorporated herein by reference.
    10.3   Consulting Agreement dated as of April 30, 1987, filed as Exhibit 10.2 to Registrant's
            Annual Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference.
    10.4   Option Agreement dated as of March 24, 1995, between U.S. Restaurant Properties Master L.P.
            and QSV Properties Inc., filed as Exhibit 10.3 to Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1987 and incorporated herein by reference.
    10.5   Stock Purchase Agreement dated as of May 27, 1994 between Pillsbury Company and Robert J.
            Stetson, et al regarding sale of QSV Properties Inc., filed as Exhibit 10.1 to
            Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1984 and incorporated herein by reference.
    10.6   Amended and Restated Secured Loan Agreement dated as of February 15, 1996 between the
            Registrant and various banks, filed as Exhibit 10.6 to Registrant's Annual Report on Form
            10-K for the year ended December 31, 1995 and incorporated herein by reference.

                                                                                                           PAGE
                                                                                                           -----
  **10.7   Demand Promissory Note dated as of August 15, 1995, executed by Arkansas Restaurants #10,
            L.P. for the benefit of U.S. Restaurant Properties Operating, L.P.
  **10.8   Mortgage Warehouse Facility dated as of April 29, 1996 between U.S. Restaurant Properties
            Business Trust I and Morgan Keegan Mortgage Company, Inc.
  **23.1   Consent of Deloitte & Touche LLP.
  **23.2   Consent of KPMG Peat Marwick LLP.
  **23.3   Consent of Tanner and Long, P.C.
  **23.4   Consent of Thigpen & Lanier.
  **23.5   Consent of BDO Seidman, LLP.
  **23.6   Consent of William C. Love, CPA.
  **23.7   Consent of Middleberg, Riddle & Gianna (included in Exhibit 5.1).
  **24.1   Power of Attorney (set forth on signature page hereof).


- ------------------------

**Filed herein.


ITEM 17.  UNDERTAKINGS.


    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.



    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.



    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas on May 23, 1996.


                                          U.S. RESTAURANT PROPERTIES MASTER L.P.

                                          By: U.S. Restaurant Properties, Inc.
                                             Managing General Partner

                                          By:        /s ROBERT J. STETSON

                                             -----------------------------------
                                                      Robert J. Stetson
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    Each individual whose signature appears below hereby constitutes and appoints Fred H. Margolin and Robert J. Stetson and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute, and file any and all documents relating to this Registration Statement, including any and all amendments (including post-effective amendments), exhibits and supplements thereto, and requests to accelerate the effectiveness of this Registration Statement, with any regulatory authority, granting unto said attorneys and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                         TITLE                              DATE
- ---------------------------------------------  ------------------------------------------------  ----------------

                                               Director of U.S. Restaurant Properties, Inc.
            s/ ROBERT J. STETSON                (Principal Accounting Officer, Principal
    ------------------------------------        Executive Officer and Principal Financial          May 23, 1996
              Robert J. Stetson                 Officer)

             s/ FRED H. MARGOLIN
    ------------------------------------       Director of U.S. Restaurant Properties, Inc.        May 23, 1996
              Fred H. Margolin

             s/ EUGENE G. TAPER
    ------------------------------------       Director of U.S. Restaurant Properties, Inc.        May 23, 1996
               Eugene G. Taper

             s/ GERALD H. GRAHAM
    ------------------------------------       Director of U.S. Restaurant Properties, Inc.        May 23, 1996
              Gerald H. Graham

                  SIGNATURE                                         TITLE                              DATE
- ---------------------------------------------  ------------------------------------------------  ----------------

               s/ DARREL ROLPH
    ------------------------------------       Director of U.S. Restaurant Properties, Inc.        May 23, 1996
                Darrel Rolph

               s/ DAVID ROLPH
    ------------------------------------       Director of U.S. Restaurant Properties, Inc.        May 23, 1996
                 David Rolph

                               INDEX TO EXHIBITS


                                                                                                              PAGE
                                                                                                            ---------
    **1.1  Form of Underwriting Agreement (including the Agreement Among Underwriters and Selected
            Dealer's Agreement).
      2.1  Amended and Restated Purchase and Sale Agreement dated as of February 3, 1986, filed as Exhibit
            10(a) to Amendment No. 2 to the Registrant's Registration Statement on Form S-11 (Registration
            No. 33-2382) and incorporated herein by reference.
    **4.1  Second Amended and Restated Partnership Agreement.
    **4.2  Certificate of Limited Partnership of the Partnership.
      4.3  Deposit Agreement and Form of Depositary Receipt and Application for Transfer of Depositary
            Units to Morgan Keegan Trust Company of New York dated February 3, 1986, filed as Exhibit 4.5 to Amendment No. 3 to the Registrant's Registration Statement on Form S-11 (Registration No.
            33-2382) and incorporated herein by reference.
      4.4  First Amendment to Deposit Agreement, dated as of May 5, 1987, filed as Exhibit (4)A to
            Registrant's Current Report on Form 8-K dated as of September 30, 1987 and incorporated herein by reference.
    **5.1  Opinion of Middleberg, Riddle & Gianna.
    **8.1  Opinion of Middleberg, Riddle & Gianna relating to tax matters.
     10.2  Amendment No. 91 to Limited Partnership Agreement effective November 30, 1994 regarding Burger
            King Corporation Withdrawal as Special General Partner and Name Change, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1994 and incorporated herein by reference.
     10.3  Consulting Agreement dated as of April 30, 1987, filed as Exhibit 10.2 to Registrant's Annual
            Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference.
     10.4  Option Agreement dated as of March 24, 1995, between U.S. Restaurant Properties Master L.P. and
            QSV Properties Inc., filed as Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the
            year ended December 31, 1987 and incorporated herein by reference.
     10.5  Stock Purchase Agreement dated as of May 27, 1994 between Pillsbury Company and Robert J.
            Stetson, et al regarding sale of QSV Properties Inc., filed as Exhibit 10.1 to Registrant's
            Quarterly Report on Form 10-Q for the period ended June 30, 1984 and incorporated herein by reference.
     10.6  Amended and Restated Secured Loan Agreement dated as of February 15, 1996 between the
            Registrant and various banks, filed as Exhibit 10.6 to Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1995 and incorporated herein by reference.
   **10.7  Demand Promissory Note dated as of August 15, 1995, executed by Arkansas Restaurants #10, L.P.
            for the benefit of U.S. Restaurant Properties Operating, L.P.
   **10.8  Mortgage Warehouse Facility dated as of April 29, 1996 between U.S. Restaurant Properties
            Business Trust I and Morgan Keegan Mortgage Company, Inc.
   **23.1  Consent of Deloitte & Touche LLP.
   **23.2  Consent of KPMG Peat Marwick LLP.
   **23.3  Consent of Tanner and Long, P.C.
   **23.4  Consent of Thigpen & Lanier.
   **23.5  Consent of BDO Seidman, LLP.
   **23.6  Consent of William C. Love, CPA.
   **23.7  Consent of Middleberg, Riddle & Gianna (included in Exhibit 5.1).
   **24.1  Power of Attorney (set forth on signature page hereof).


- ------------------------

**Filed herein.